43

07028427

82- SUBMISSIONS FACING SHEET

...terials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fairborne Energy Trust

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

DEC 0 5 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 34863

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 12/3/07

ARIS
12-31-06

FAIRBORNE ENERGY TRUST

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2006

March 28, 2007

TABLE OF CONTENTS

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas	
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	MMbtu	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGLs	natural gas liquids	MM	Million
STB	standard tank barrels		

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
BOE/d	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"2005 Arrangement" means the plan of arrangement involving the Trust, Fairborne Energy, Fairborne ExchangeCo and Fairquest completed on June 1, 2005 under the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Fairborne Energy;

"ABCA" means *Business Corporations Act* (Alberta);

"Administration Agreement" means the administration agreement dated June 1, 2005 between the Trustee and Fairborne Energy pursuant to which Fairborne Energy provides certain administrative and advisory services in connection with the Trust;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the city of Calgary, in the province of Alberta, for the transaction of banking business.

"CBM" means coal bed methane;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Common Shares" means the common shares in the capital of Fairborne Energy;

"Current Market Price of a Trust Unit" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the five (5) trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of Fairborne Energy for such purpose; provided, however, that if in the opinion of the board of directors of Fairborne Energy the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the board of directors of Fairborne Energy, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding;

"Debentures" means the 6.50% convertible unsecured subordinated debentures of the Trust issued pursuant to the Debenture Indenture;

"Debenture Indenture" means the trust indenture dated October 31,.2006 among the Trust, Fairborne Energy and the Debenture Trustee governing the terms of the Debentures;

"Debenture Trustee" means Computershare Trust Company of Canada or its successor as trustee under the Debenture Indenture;

"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"Distributable Cash" means all amounts available for distribution during any applicable period to holders of Trust Units;

"Distribution" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"Distribution Payment Date" means any date that Distributable Cash is distributed to Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter;

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the board of directors of Fairborne Energy, except that December 31 shall in all cases be a Distribution Record Date;

"Exchange Ratio" means the ratio at which Exchangeable Shares may be converted to Trust Units;

"Exchangeable Shares" means the exchangeable shares in the capital of Fairborne Energy which are exchangeable for Trust Units;

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

"Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(e) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(f) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(g) dry hole contributions and bottom hole contributions;

(h) costs of drilling and equipping exploratory wells; and

(i) costs of drilling exploratory type stratigraphic test wells.

"Fairborne, we, us, our or Trust" means Fairborne Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture and, where the context requires, all its controlled entities on a consolidated basis;

"Fairborne Energy" means Fairborne Energy Ltd., a corporation amalgamated pursuant to the ABCA and the administrator of the Trust;

"Fairborne ExchangeCo" means Fairborne ExchangeCo Ltd., a corporation incorporated pursuant to the ABCA;

"Fairquest" means Fairquest Energy Limited, a corporation incorporated pursuant to the ABCA;

"Fairquest Arrangement" means the proposed plan of arrangement involving the Trust, Fairborne Energy and Fairquest under the ABCA pursuant to which Fairborne will, subject to all requisite approvals, acquire all of the issued and outstanding Fairquest Shares;

"Fairquest Arrangement Agreement" means the arrangement agreement dated March 11, 2007 among the Trust, Fairborne Energy and Fairquest with respect to the Fairquest Arrangement and all amendments, supplements or restatements thereof;

"Fairquest Options" means stock options issued to directors, officers, employees and consultants of Fairquest permitting the holders thereof the right to purchase Fairquest Shares;

"Fairquest Shares" means common shares in the capital of Fairquest;

"Fairquest Warrants" means common share purchase warrants of Fairquest, each Fairquest Warrant entitling the holder to acquire one Fairquest Share at an exercise price of $3.17 per share, exercisable as to one-third on each of June 1, 2006, 2007 and 2008 and expiring May 30, 2010;

"GLJ" means GLJ Petroleum Consultants Ltd.;

"GLJ Report" means the report of GLJ dated February 16, 2007 evaluating our crude oil, natural gas liquids and natural gas reserves (other than those evaluated in the Sproule Report) as at December 31, 2006;

"Gross" means:

(a) in relation to our interest in production and reserves, our interest (operating and non-operating) share before deduction of royalties and without including any of our royalty interests;

(b) in relation to wells, the total number of wells in which we have an interest; and

(c) in relation to properties, the total area of properties in which we have an interest.

"Income Tax Act" or **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"Net" means:

(a) in relation to our interest in production and reserves, our interest (operating and non-operating) share after deduction of royalties obligations, plus our royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating our working interest in each of our gross wells; and

(c) in relation to our interest in a property, the total area in which we have an interest multiplied by the working interest we own.

"NI 51-101" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"Note(s)" means the unsecured, subordinated promissory note(s) issued by Fairborne Energy and held by the Trust;

"Note Indenture" means the note indenture relating to the issuance of certain of the Notes;

"Special Voting Units" means the special voting units of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"Sproule" means Sproule Associates Limited;

"Sproule Report" means the report of Sproule dated February 16, 2007, evaluating primarily our natural gas reserves attributable to our coal bed methane and conventional oil and natural gas reserves in the Bashaw, Clive and Erskine/Nevis areas of Alberta, as at December 31, 2006;

"Support Agreement" means the support agreement dated June 1, 2005 between the Trust, Fairborne Energy and Fairborne ExchangeCo;

"Technical Services Agreement" means the technical services agreement dated June 1, 2005 between Fairborne Energy and Fairquest, pursuant to which Fairborne Energy provides certain services to Fairquest;

"Trustee" means Computershare Trust Company of Canada, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"Trust Engineering Report" means, collectively, the GLJ Report and the Sproule Report;

"Trust Incentive Plan" means the restricted unit and performance unit incentive plan of the Trust;

"Trust Indenture" means the trust indenture dated as of April 20, 2005, as amended and restated as of May 25, 2005 between Computershare Trust Company of Canada and Fairborne Energy, as may be further amended from time to time;

"Trust Unit" or **"Unit"** means a unit of the Trust;

"Trust Unitholders" or **"Unitholders"** means holders from time to time of Trust Units;

"TSX" means the Toronto Stock Exchange;

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement dated June 1, 2005 between the Trust, Fairborne Energy, Fairborne ExchangeCo and the Trustee;

"Voting and Exchange Agreement Trustee" means Computershare Trust Company of Canada, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder;

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Trust's most recently completed financial year, being December 31, 2006.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein including, without limitation, financial and business prospects and financial outlook, reserve and production estimates, drilling and re-completion plans, timing of drilling, re-completion and tie-in of wells, productive capacity of wells and productive capacity of wells and capital expenditures and the timing thereof may be forward-looking statements. Words such as "may", "will", "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions may be used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources and the risk factors outlined under "Risk Factors" and elsewhere herein. The recovery and reserve estimates of Fairborne's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Fairborne's website (www.fairbornetrust.com). Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and Fairborne assumes no obligation to update or review them to reflect new events or circumstances except as required by applicable securities laws.

Forward-looking statements and other information contained herein concerning the oil and gas industry and Fairborne's general expectations concerning this industry is based on estimates prepared by management using data from publicly available industry sources as well as from reserve reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which Fairborne believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While Fairborne is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

FAIRBORNE ENERGY TRUST

General

We are an open-end investment trust created on April 20, 2005 under the laws of the Province of Alberta pursuant to the Trust Indenture. Computershare Trust Company of Canada has been appointed as trustee under the Trust Indenture. The beneficiaries of the Trust are holders of the Trust Units. Our principal and head office is located at 3400, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1.

We commenced operations on June 1, 2005 following completion of the 2005 Arrangement under which Fairborne Energy was reorganized into an income trust.

The Trust Units, the Exchangeable Shares and the Debentures trade on the TSX under the symbols "FEL.UN", "FXL" and "FEL.DB", respectively.

Inter-Corporate Relationships

The following are the names, the percentage of voting securities that we own and the jurisdiction of incorporation, continuance or formation of our subsidiaries, partnerships and trusts either, direct and indirect, as at the date hereof.

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/ Formation
Fairborne Energy Ltd	100%	Corporation	Alberta
Fairborne ExchangeCo Ltd.	100%	Corporation	Alberta
Case Sub ULC	100%	Corporation	Alberta
North American Explorer Inc.	100%	Corporation	Wyoming
Fairborne Pivotal Production Partnership	100%	General Partnership	Alberta

Our Organization Structure

The following diagram describes the inter-corporate relationships among us and our material subsidiaries, trusts and partnerships.



Trust Unitholders (1)
Trust Units
Exchangeable Shareholders (2)
Fairborne Energy Trust
Debentures
Debentureholders
Exchange Rights
100% Common Shares
Fairborne ExchangeCo Ltd.
100% Common Shares + Notes
100% Common Shares
Case Sub ULC
Fairborne Energy Ltd.
0.8%
99.2%
North American Explorer Inc.
100% Common Shares
Fairborne Pivotal Production Partnership
U.S. Assets
Operating Assets (Canada)

Notes:

(1) Unitholders own 100% of our Trust Units.

(2) Fairborne Energy had a total of 4,622,016 Exchangeable Shares issued and outstanding as at December 31, 2006, which, as at such date, were exchangeable for 5,351,047 Trust Units.

(3) Cash distributions are made on a monthly basis to Unitholders based upon our cash flow. Our primary sources of cash flow are payments from Fairborne Energy pursuant to interest on the principal amount of the Notes and dividends paid on the Common Shares of Fairborne Energy. In addition to such amounts, prepayments in respect of principal on the Notes and other intercorporate notes may be made from time to time by Fairborne Energy before maturity of such Notes.

DESCRIPTION OF THE BUSINESS OF THE TRUST

Business of the Trust

Our principal undertaking is to issue Trust Units and other securities and to acquire and hold securities of subsidiaries, trusts and partnerships, net profits interests, royalties, notes and other interests. Our direct and indirect subsidiaries are in the business of acquiring, developing, exploiting and holding interests in petroleum and natural gas properties and assets related thereto. A portion of cash flow from the properties is flowed from Fairborne Energy to us by way of interest payments and principal repayments on the Notes as well as dividends paid on the Common Shares of Fairborne Energy.

Unitholders receive monthly distributions from the cash flow generated by Fairborne Energy. The Trust employs a strategy to: (i) provide Unitholders with a competitive annual cash on cash yield by making monthly cash distributions to such Unitholders; (ii) provide that Fairborne Energy's assets are maintained efficiently at a sustainable level; and (iii) enable the Trust to continue to expand its business through development and acquisition opportunities that will provide long term stable cash flows and be accretive to Unitholders.

Cash distributions are made on or about the 15th day of each month to Unitholders of record on or about the last calendar day of the immediately preceding month. The board of directors of Fairborne Energy reviews the Trust's distribution policy from time to time. The actual amount distributed is dependent on various factors including the commodity price environment and is at the discretion of the board of directors of Fairborne Energy. The current distribution policy targets the use of approximately 45% to 50% of cash available for distribution to Unitholders and approximately 50 to 55% of cash available to repay bank indebtedness or fund a portion of the Trust's annual capital expenditure program, including both exploitation expenditures and minor property acquisitions, but excluding major acquisitions.

Fairborne Energy Ltd.

Fairborne Energy is a corporation amalgamated and subsisting pursuant to the laws of the province of Alberta. Fairborne Energy is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in western Canada. Fairborne Energy is the administrator and carries on the business of the Trust.

The Trust is the sole holder of Common Shares of Fairborne Energy. The Exchangeable Shares are owned by the public.

The head office of Fairborne Energy is located at Suite 3400, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Business Strategy

The Trust's strategy since inception has been and will continue to be focused on operating under a sustainable business model. Pursuant to this model, cash flow of the Trust is used to effectively develop internally generated drilling opportunities to maintain production and to fund monthly distributions to Unitholders. The Trust will prudently manage its business so that its combined distributions and capital expenditures are approximately equal to its cash flow. In order to do so, we are pursuing an integrated growth strategy including development drilling within our core areas and, where appropriate, focused acquisitions. In addition, since inception the Trust has had a strategic farmout relationship with Fairquest to provide exploration drilling on the Trust's lands with little capital exposure to the Trust. The Fairquest farmout has provided exploration upside to the Trust with a number of new plays being developed on Trust lands at limited cost to the Trust.

On March 11, 2007 the Trust and Fairborne Energy entered into the Fairquest Arrangement Agreement pursuant to which Fairborne has agreed to acquire, subject to satisfaction of certain conditions, all of the issued and outstanding Fairquest Shares in exchange for Trust Units. See "*General Development of Our Business – Recent Developments*".

The Trust is managed by the management of Fairborne Energy, which is comprised of the majority of the same management as that which existed at Fairborne Energy prior to completion of the 2005 Arrangement. This structure enables the Trust to leverage the technical skill of the staff responsible for the historical finding and development of Fairborne Energy's assets and to realize the full potential of those assets through continued development.

GENERAL DEVELOPMENT OF OUR BUSINESS

Historical Overview

Fairborne Energy has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada since it was founded. In May of 2002, Fairborne Energy completed two private placements pursuant to which an aggregate of (i) 4,600,000 common shares were issued to the founders of Fairborne Energy at $1.10 per share for gross proceeds of $5,060,000 as well as 1,960,000 common share purchase warrants, and (ii) 15,150,000 Class A voting common shares were issued to various subscribers at $2.00 per share for gross proceeds of $30,300,000. The proceeds from these financings were used, in conjunction with the assumption of a capital lease, to fund the acquisition of certain producing and non-producing oil and gas properties located at Clive and Wood River in central Alberta (the "**Clive/Wood River Acquisition**") for a total consideration of $36,395,000.

Effective July 2, 2003 Fairborne completed the acquisition of Pivotal Energy Ltd. ("**Pivotal**") pursuant to a plan of arrangement under the ABCA (the "**Pivotal Arrangement**"). Pursuant to the Pivotal Arrangement, (i) each issued and outstanding common share of Fairborne Energy, as such common shares then existed, was transferred to Fairborne Energy in exchange for one new common share; (ii) each issued and outstanding Class A voting common share of Fairborne Energy, as such shares then existed, was transferred to Fairborne Energy in exchange for one (1) new common share; (iii) each issued and outstanding common share of Pivotal and any rights associated therewith were transferred to Fairborne Energy in exchange for 0.485 common shares (the "**Exchange Ratio**"); and (iv) all options to purchase common shares of Pivotal were amended to represent options to acquire common shares of Fairborne Energy (in lieu of common shares of Pivotal) based upon the Exchange Ratio. Pursuant to the Pivotal Arrangement, Fairborne Energy issued an aggregate of 10,576,688 common shares in exchange for the outstanding common shares of Pivotal. Immediately following completion of the Pivotal Arrangement, Fairborne Energy had approximately 30.3 million common shares outstanding, of which former Pivotal shareholders held approximately 35% and the shareholders of Fairborne Energy, as they existed immediately prior to completion of the transaction, held the remaining 65%.

On December 9, 2003 Fairborne Energy completed a private placement of 1,500,000 flow-through common shares at a price of $6.75 per share for total gross proceeds of $10,125,000.

On February 27, 2004, Fairborne Energy completed a private placement of 6,178,000 subscription receipts ("**Subscription Receipts**"), at a price of $6.65 each, for gross proceeds of $41,083,700. Each Subscription Receipt entitled the holder to acquire one common share, without the payment of any additional consideration, upon closing of the West Pembina Acquisition. Proceeds from the issuance of the Subscription Receipts were held in escrow pending closing of the West Pembina Acquisition.

On February 8, 2004, Fairborne Energy entered into an agreement in respect of the West Pembina Acquisition to acquire operated oil, natural gas and NGL assets located in west central Alberta for a total consideration of $116 million subject to certain closing adjustments. The West Pembina Acquisition was effective January 1, 2004 with the results of operations from January 1, 2004 to closing recorded as an adjustment to the purchase price. The West Pembina Acquisition closed on March 31, 2004, at which time the proceeds from the issuance of the Subscription Receipts were released from escrow and utilized to pay a portion of the purchase price for the West Pembina Acquisition and the remainder of the purchase price was funded from Fairborne Energy's available bank facility which was increased to $85 million.

On May 24, 2004, Fairborne Energy entered into an arrangement agreement with Case Resources Inc. ("**Case**"), pursuant to which Fairborne Energy acquired all of the issued and outstanding common shares of Case on the basis of 0.0909 common shares of Fairborne Energy for each issued and outstanding common share of Case pursuant to a plan of arrangement under the ABCA (the "**Case Arrangement**"). In connection with the Case Arrangement, Fairborne Energy assumed approximately $12 million in debt and working capital deficit including transaction costs. The Case Arrangement was effective July 27, 2004.

Case's principal property was located at Haynes, Alberta immediately south of Fairborne Energy's Clive producing property and has resulted in operational enhancement and cost saving benefits as a result of the consolidation of the properties. Further, the majority of Case's undeveloped lands are located within Fairborne Energy's West Pembina/Brazeau operating area and the relative proximity of these assets has permitted immediate integration into Fairborne Energy's operating structure and expanded Fairborne Energy's inventory of opportunities.

On August 10, 2004 Fairborne Energy completed the public offering of 1,600,000 common shares, issued on a "flow-through" basis, at an issue price of $12.50 per share for gross proceeds of $20 million.

On December 23, 2004 Fairborne Energy completed a public offering of 2,725,000 common shares at an issue price of $11.50 per share and 322,000 common shares, issued on a "flow-through" basis, at an issue price of $14.50 per share, for gross proceeds of $36,006,500.

The 2005 Arrangement – Transformation to a Trust

On June 1, 2005 the 2005 Arrangement was completed which resulted in the creation of Fairborne Energy Trust, a new oil and natural gas energy trust that acquired approximately 90% of Fairborne Energy's then existing producing assets and the creation of Fairquest Energy Limited, a junior oil and natural gas exploration and development company which acquired the balance of Fairborne Energy's oil and natural gas assets and certain undeveloped lands.

Under the 2005 Arrangement, shareholders of Fairborne Energy received, at their election, either one Trust Unit or one Exchangeable Share and 0.333 of a common share of Fairquest, for each outstanding common share of Fairborne Energy held. Immediately following completion of the 2005 Arrangement, approximately 45 million Trust Units and seven million Exchangeable Shares were outstanding.

As a result of the 2005 Arrangement, the Trust and Fairquest have a joint interest in certain properties and undeveloped land. These joint interest properties are governed by standard industry agreements and in addition the Trust has entered into the Technical Services Agreement with Fairquest that specifies how each company will govern the management of the joint lands and specifically identified areas of interest. See "*Human Resources – Technical Services Agreement*".

Under the 2005 Arrangement, Fairquest was also granted an option to farm-in on approximately 83,000 net acres of Fairborne Energy exploratory lands retained by the Trust, on standard industry terms.

Both the Trust and Fairquest have Corporate Governance and Joint Operations Committees, comprised of independent members of their respective boards of directors, which among other things, pursuant to their mandate are charged with considering any issues related to the assets jointly held with the other and the operation of such assets, including those under the farm-in agreements with Fairquest and any issues arising from time to time concerning potential conflicts of interest between the Trust and Fairquest.

Public Offering of 6.50% Convertible Unsecured Subordinated Debentures

On October 31, 2006 the Trust completed a public offering of Debentures by way of short form prospectus at a price of $1,000 per Debenture for aggregate gross proceeds of $100 million. The Debentures trade on the TSX under the symbol "FEL-DB". The Debentures have a maturity date of December 31, 2011 and bear interest at an annual rate of 6.50%, payable semi-annually on December 31 and June 30 in each year commencing June 30, 2007. The Debentures are convertible at the option of the holder into Trust Units at a price of $13.50 per Trust Unit and are redeemable by the Trust in certain circumstances. See "*Borrowings – Convertible Debentures*".

Recent Developments

The Proposed Fairquest Arrangement

On March 11, 2007 the Trust, Fairborne Energy and Fairquest entered into the Fairquest Arrangement Agreement pursuant to which Fairborne will acquire, subject to certain conditions, by way of plan of arrangement under the ABCA, all of the issued and outstanding Fairquest Shares on the basis of 0.39 of a Trust Unit for each one Fairquest Share. Based on this exchange ratio, the Trust will issue approximately 15.9 million Trust Units for all of the issued and outstanding Fairquest Shares. In addition, Fairborne Energy will assume approximately $45 million of net debt at closing of the Fairquest Arrangement.

The Arrangement requires the requisite approval of holders of Fairquest Shares along with customary regulatory, court and other approvals. Fairquest will convene an annual and special meeting of holders of Fairquest Shares, which meeting is presently anticipated to be held in late May 2007, for the purpose of, among other matters, considering and voting upon a special resolution to approve the Fairquest Arrangement. The resolution approving the Fairquest Arrangement must be approved by not less than two-thirds of the votes cast by holders of Fairquest Shares, in person or by proxy, at the meeting. In addition, the Fairquest Arrangement must be approved by a majority of the votes cast by holders of Fairquest Shares, after excluding the votes cast in respect of the Fairquest Shares beneficially owned, or over which control or direction is exercised, by such persons whose votes may not be included in determining minority approval of a business combination pursuant to Ontario Securities Commission Rule 61-501.

Proposed Changes to Tax Legislation

On October 31, 2006 the Federal Minister of Finance proposed to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders (the "**October 31 Proposals**"). On December 21, 2006 the Federal Minister of Finance released draft legislation to implement the October 31, 2006 Proposals pursuant to which, commencing January 1, 2011 (provided Fairborne only experiences "normal growth" and no "undue expansion" before then) certain distributions from Fairborne which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the trust level. Assuming the October 31 Proposals are ultimately enacted in their proposed form, the implementation of such legislation would be expected to result in adverse tax consequences to Fairborne and certain Unitholders (including most particularly Unitholders that are tax deferred or Non-Residents) and may impact cash distributions from Fairborne.

It is not known at this time when the October 31 Proposals will be enacted by Parliament, if at all, or whether the October 31 Proposals will be enacted in the form currently proposed. See *"Risk Factors – Proposed Federal Tax Changes"*.

Significant Acquisitions

We did not complete any significant acquisitions or significant dispositions within our most recently completed financial year.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "**Statement**") is dated March 28, 2007. The effective date of the Statement is December 31, 2006 and the preparation date of the Statement is January 25, 2007.

Disclosure of Reserves Data

The reserves data set forth below (the "**Reserves Data**") is based upon evaluations by GLJ and Sproule with an effective date of December 31, 2006 contained in the Trust Engineering Report. The Reserves Data summarizes our crude oil, natural gas liquids and natural gas reserves and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of NI 51-101. We engaged GLJ and Sproule to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. The Sproule Report evaluates our coal bed methane and conventional oil and natural gas reserves in the Bashaw, Clive and Erskine/Nevis areas of Alberta. The GLJ Report evaluates the balance of our properties. All of our reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

We are a taxable entity under the *Income Tax Act* (Canada) and are taxable only on income that is not distributed or distributable to our Unitholders. As we distribute all of our taxable income to our Unitholders and meet the requirements of the Tax Act applicable to us, net present values of the future net revenues presented below have not been included on an after tax basis.

The Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 and the Report on Reserves Data by our independent qualified reserves evaluators in Form 51-101F2 are attached as Schedule "A" and Schedule "B" respectively, hereto.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2006
CONSTANT PRICES AND COSTS

	Light And Medium Oil		Heavy Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids	
Reserves Category	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved Developed Producing	3,726	3,171	26	23	51,286	39,447	14,404	12,571	973	662
Proved Developed Non-Producing	525	467	27	24	3,747	2,915	764	656	155	107
Proved Undeveloped	908	773	356	316	15,057	11,317	18,962	16,311	380	262
Total Proved	5,159	4,411	409	362	70,091	53,680	34,130	29,538	1,508	1,030
Probable	2,157	1,853	287	249	45,950	36,195	14,752	12,819	1,019	692
Total Proved Plus Probable	7,316	6,263	696	611	116,041	89,875	48,882	42,357	2,527	1,723

	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year)				
Reserves Category	0 ($000s)	5 ($000s)	10 ($000s)	15 ($000s)	20 ($000s)
Proved Developed Producing	378,330	315,779	273,177	242,123	218,393
Proved Developed Non–Producing	42,067	33,383	27,365	22,987	19,690
Proved Undeveloped	96,077	67,251	47,348	33,156	22,764
Total Proved	516,474	416,412	347,889	298,267	260,847
Probable	281,240	182,677	127,371	93,057	70,317
Total Proved Plus Probable	797,714	599,089	475,261	391,324	331,164

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2006
CONSTANT PRICES AND COSTS

Reserves Category	Revenue ($000s)	Royalties ($000s)	Operating Costs ($000s)	Development Costs ($000s)	Well Abandonment Costs ($000s)	Future Net Revenue Before Income Taxes ($000s)
Proved Reserves	1,079,415	195,394	268,031	87,777	11,740	516,474
Proved Plus Probable	1,664,600	299,069	413,205	140,713	13,899	797,714

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2006
CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($000s)
Proved	Light and Medium Crude Oil (including solution gas and other by-products)	136,182
	Heavy Oil	919
	Coal Bed Methane	62,025
	Natural Gas (including by-products and Heavy Oil but excluding solution gas from oil wells)	148,763
	Other company revenue/costs	-
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by-products)	173,922
	Heavy Oil	2,756
	Coal Bed Methane	85,213
	Natural Gas (including by-products and Heavy Oil but excluding solution gas from oil wells)	213,370
	Other company revenue/costs	-

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2006
FORECAST PRICES AND COSTS

	Light And Medium Oil		Heavy Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids	
Reserves Category	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved Developed Producing	3,700	3,146	26	23	51,553	39,618	14,404	12,571	977	663
Proved Developed Non-Producing	525	467	27	24	3,752	2,911	764	656	155	106
Proved Undeveloped	904	768	354	314	15,057	11,302	19,044	16,384	380	262
Total Proved	5,128	4,382	407	361	70,361	53,830	34,211	29,611	1,512	1,030
Probable	2,148	1,847	288	249	46,196	36,329	14,671	12,745	1,022	692
Total Proved Plus Probable	7,276	6,229	695	610	116,557	90,159	48,883	42,356	2,533	1,722

	Net Present Values of Future Net Revenue				
	Before Income Taxes Discounted At (%/year)				
	0	5	10	15	20
Reserves Category	($000s)	($000s)	($000s)	($000s)	($000s)
Proved Developed Producing	461,527	381,103	327,696	289,368	260,376
Proved Developed Non-Producing	47,360	37,088	30,196	25,278	21,620
Proved Undeveloped	142,685	102,695	75,313	55,887	41,695
Total Proved	651,572	520,886	433,204	370,534	323,691
Probable	397,822	250,922	172,898	125,954	95,424
Total Proved Plus Probable	1,049,395	771,808	606,102	496,487	419,115

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2006
FORECAST PRICES AND COSTS

Reserves Category	Revenue ($000s)	Royalties ($000s)	Operating Costs ($000s)	Development Costs ($000s)	Well Abandonment Costs ($000s)	Future Net Revenue Before Income Taxes ($000s)
Proved Reserves	1,292,922	236,641	300,827	89,478	14,403	651,572
Proved Plus Probable	2,071,102	374,286	485,067	144,057	18,297	1,049,395

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2006
FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	136,643
	Heavy Oil	899
	Coal Bed Methane	93,984
	Natural Gas (including by-products and Heavy Oil but excluding solution gas from oil wells)	201,678
	Other company revenue/costs	-
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by-products)	174,839
	Heavy Oil	2,813
	Coal Bed Methane	129,752
	Natural Gas (including by-products and Heavy Oil but excluding solution gas from oil wells)	298,698
	Other company revenue/costs	-

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the Trust Engineering Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

   Reserve Categories

   Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

   - analysis of drilling, geological, geophysical and engineering data;
   - the use of established technology; and
   - specified economic conditions.

   Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. Forecast Prices and Costs

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by GLJ and Sproule in the Trust Engineering Report were GLJ's forecasts as at January 1, 2007, which were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

	OIL									
Year	**WTI Cushing Oklahoma ($US/Bbl)**	**Edmonton Par Price 40° API ($Cdn/Bbl)**	**Hardisty Heavy 12° API ($Cdn/Bbl)**	**Cromer Medium 29.3° API ($Cdn/Bbl)**	**NATURAL GAS AECO Gas Price ($Cdn/ MMBtu)**	**Edmonton Propane ($Cdn/Bbl)**	**Edmonton Butane ($Cdn/Bbl)**	**Edmonton Pentanes Plus ($Cdn/Bbl)**	**INFLATION RATES(1) %/Year**	**EXCHANGE RATE(2) ($US/$Cdn)**
Forecast										
2007	62.00	70.25	39.25	61.25	7.20	45.00	56.25	71.75	2.0	0.87
2008	60.00	68.00	40.00	59.25	7.45	43.50	50.25	69.25	2.0	0.87
2009	58.00	65.75	39.75	57.25	7.75	42.00	48.75	67.00	2.0	0.87
2010	57.00	64.50	39.75	56.00	7.80	41.25	47.75	65.75	2.0	0.87
2011	57.00	64.50	40.25	56.00	7.85	41.25	47.75	65.75	2.0	0.87
2012	57.50	65.00	41.50	56.50	8.15	41.50	48.00	66.25	2.0	0.87
2013	58.50	66.25	42.50	57.75	8.30	42.50	49.00	67.50	2.0	0.87
2014	59.75	67.75	43.50	59.00	8.50	43.25	50.25	69.00	2.0	0.87
2015	61.00	69.00	44.25	60.00	8.70	44.25	51.00	70.50	2.0	0.87
2016	62.25	70.50	45.25	61.25	8.90	45.00	52.25	72.00	2.0	0.87
2017	63.50	71.75	46.00	62.50	9.10	46.00	53.00	73.25	2.0	0.87
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	0.87

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by us for the year ended December 31, 2006, were $7.88/Mcf for natural gas, $68.22/Bbl for crude oil and $49.11/Bbl for natural gas liquids.

4. Constant Prices and Costs

Constant prices and costs are:

(a) our prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), our prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the Trust Engineering Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
CONSTANT PRICES AND COSTS

	OIL								
Year	**WTI Cushing Oklahoma ($US/Bbl)**	**Edmonton Par Price 40° API ($Cdn/Bbl)**	**LLB at Hardisty ($Cdn/Bbl)**	**Cromer Medium 29.3° API ($Cdn/Bbl)**	**NATURAL GAS AECO Gas Price ($Cdn/MMBtu)**	**Edmonton Propane ($Cdn/Bbl)**	**Edmonton Butane ($Cdn/Bbl)**	**Edmonton Pentanes Plus ($Cdn/Bbl)**	**EXCHANGE RATE[(1)] ($US/$Cdn)**
Historical December 31, 2006[(2)]	60.85	67.58	47.62	59.47	6.07	43.25	54.06	71.55	.8581

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.
(2) As at December 31, 2006.

5. Estimated future abandonment costs related to a property have been taken into account by GLJ and Sproule in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

6. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

7. The extent and character of all factual data supplied to GLJ and Sproule were accepted by GLJ and Sproule as represented. No field inspection was conducted.

Reconciliation of Changes in Reserves

The following table sets out the reconciliation of our net reserves as at December 31, 2005 compared to December 31, 2006 based on forecast prices and costs by principal product type:

	LIGHT AND MEDIUM OIL			HEAVY OIL			ASSOCIATED AND NON-ASSOCIATED GAS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
December 31, 2005	4,895	2,011	6,906	334	188	522	58,398	27,548	85,946
Extensions	32	11	43	40	67	106	3,863	9,992	13,855
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	175	(174)	1	18	(6)	13	(2,732)	(3,877)	(6,610)
Discoveries	-	-	-	-	-	-	2,080	1,220	3,300
Acquisitions	-	-	-	-	-	-	4,279	1,462	5,741
Dispositions	(4)	(2)	(6)	-	-	-	(4)	(15)	(20)
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(715)	-	(715)	(31)	-	(31)	(12,053)	-	(12,053)
December 31, 2006	4,382	1,847	6,229	361	249	610	53,830	36,329	90,159

	NATURAL GAS LIQUIDS			COAL BED METHANE		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
December 31, 2005	954	464	1,418	28,702	10,867	39,569
Extensions	143	164	306	4,981	3,082	8,063
Improved Recovery	-	-	-	-	-	-
Technical Revisions	27	43	70	(745)	(808)	(1,553)
Discoveries	22	21	43	-	-	-
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	(1,234)	(396)	(1,630)
Economic Factors	-	-	-	-	-	-
Production	(115)	-	(115)	(2,093)	-	(2,093)
December 31, 2006	1,030	692	1,722	29,611	12,745	42,356

Net Revenue Reconciliation

The following table sets out a reconciliation of our net revenue as at January 1, 2006 compared to December 31, 2006 based on constant prices and costs and proved reserves:

FUTURE NET REVENUE RECONCILIATION (discounted at 10%/year) PERIOD AND FACTOR	2006 ($000s)
Estimated Future Net Revenue at Beginning of Year	600,044
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties(1)	(129,847)
Net Change in Prices, Production Costs and Royalties Related to Future Production(2)	(244,800)
Changes in Previously Estimated Development Costs Incurred During the Period(3)	64,583
Changes in Estimated Future Development Costs(4)	(64,337)
Extensions and Improved Recovery(5)	42,885
Discoveries	10,788
Acquisitions of Reserves(5)	25,215
Dispositions of Reserves(5)	(3,882)
Net Change Resulting from Revisions in Quantity Estimates	(11,435)
Accretion of Discount(6)	60,004
Net Change in Income Taxes(7)	-
All other changes(8)	(1,329)
Estimated Future Net Revenue at End of Year	347,889

Notes:

(1) Corporation actual before income taxes, excluding general and administrative expenses.
(2) The impact of changes in prices and other economic factors on future net revenue.
(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4) The change in forecast development costs.
(5) End of period net present value of the related reserves.
(6) Estimated as 10% of the beginning of period net present value.
(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.
(8) Includes change due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2006 versus forecast.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. The majority of undeveloped reserves are scheduled to be developed within the next two years. Fairborne has areas where multiple zones have been assigned reserves in a well. Once the producing zones are depleted, capital will be spent recompleting the well in another zone. Some of these expenditures are planned to occur in 2009 and beyond, the timing dictated by the predicted reserve life for the currently producing zones. A significant capital program is required for new wells in our coal bed methane and Columbia/Harlech areas. For these areas we plan to develop proved and probable undeveloped reserves over a period of four years. This phasing will allow us to optimize capital allocation and facility utilization. A number of factors that could result in delayed or cancelled development are as follows:

- changing economic conditions (due to pricing, operating and capital expenditure fluctuations);
- changing technical conditions (production anomalies (such as water breakthrough, accelerated depletion));
- multi-zone developments (such as a prospective formation completion may be delayed until the initial completion is no longer economic);
- a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and
- surface access issues (landowners, weather conditions, regulatory approvals).

Significant Factors or Uncertainties

While we do not anticipate any significant economic factors or significant uncertainties will affect any particular components of the reserves data, the reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond our control (see "*Risk Factors*").

Future Development Costs

The following table sets forth development costs deducted in the estimation of our future net revenue attributable to the reserve categories noted below ($000s):

	Forecast Prices and Costs		Constant Prices and Costs
Year	**Proved Reserves ($000s)**	**Proved Plus Probable Reserves ($000s)**	**Proved Reserves ($000s)**
2007	37,825	48,217	37,529
2008	33,361	45,992	32,706
2009	17,046	34,210	16,383
2010	950	12,648	895
2011	101	679	93
Thereafter	195	2,311	171
Total: Undiscounted	89,478	144,057	87,777
Total: Discounted at 10%/year	79,255	123,354	77,827

We expect that the capital listed in the preceding table will be funded through internally generated cash flows and will not have any associated funding costs. Therefore, the capital commitments will not affect the disclosed reserves of future net revenue.

Other Oil and Gas Information

Principal Properties

The following is a description of our principal oil and natural gas properties as at December 31, 2006. Unless otherwise indicated, production stated is average production for 2006 received in respect of our working interest share before deduction of royalties. Unless otherwise specified, gross and net acres and well count information is as at December 31, 2006.

Brazeau

The Brazeau operating area is located in west central Alberta, approximately 160 kilometers southwest of Edmonton. The Brazeau property is a long life, low risk development area that was acquired by Fairborne Energy in March 2004. Fairborne's interest in Brazeau includes an operated 57.6% working interest in the Brazeau Belly River Unit #6 (the "**Brazeau Unit**") as well as various non-unitized wells in close proximity to the Brazeau Unit. In addition, the Trust has an interest in 22,080 gross acres (14,532 net), including 7,704 net acres of undeveloped land. Production from the Brazeau property is stable with low declines, coming from multiple Belly River reservoirs. In 2006, Fairborne's production averaged 1,310 Mcf/d natural gas and 455 Bbls/d oil and NGLs (673 BOE/d).

During 2006 the Trust completed a 150 square km 3D seismic survey over working interest lands including the Brazeau Unit. Using results from this survey, Fairborne, as operator, drilled two wells (1.2 net) inside the Brazeau Unit and performed a recompletion on one additional well (0.6 net) resulting in three successful oil wells, all of which were on production by February 2007.

West Pembina

West Pembina is located in west central Alberta approximately 180 kilometers southwest of Edmonton. Fairborne holds a working interest in 114,400 gross (45,913 net) acres of land with 83% of net acres presently undeveloped. Production from West Pembina averaged 4,784 Mcf/d of natural gas with 139 Bbls/d of crude oil and NGLs in 2006 for an equivalent of 936 BOE/d.

The West Pembina property produces sour gas and associated natural gas liquids from Devonian aged reservoirs in the Nisku formation. The majority of production in the Nisku comes from single well pools with between 10% and 40% hydrogen sulphide and initial estimated recoverable reserves ranging from 5 to 25 Bcf. Fairborne has extensive 3D seismic data over its land position in West Pembina. This seismic has been used to develop a large inventory of Nisku drilling opportunities, with one Nisku well (0.1 net) drilled in 2006 which was on production at the end of the year.

Columbia/Harlech

Fairborne acquired its interest in the Columbia/Harlech area in 2004 and, since then, it has represented an ever increasing area of focus for the Trust. Fairborne's initial operations in Columbia/Harlech were exploratory in nature, drilling more than 40 operated wells, acquiring a working interest in 37,760 acres (15,906 net acres) of land and assembling 3D seismic data over most of the Trust's land holdings. In 2006, Fairborne drilled 13 (4.1 net) wells resulting in 11 (3.1 net) natural gas wells and two (1.0 net) oil wells. During the year, the Trust also continued to expand operated production facilities and pipeline infrastructure to facilitate increased production rates. Production from Columbia/Harlech averaged 1,033 BOE/d.

Utilizing the proprietary knowledge gained from past operations, Fairborne is now moving from a predominantly exploratory position to a lower risk, development based delineation drilling program in this area. For 2007, drilling plans include 14 gross wells, which will continue to target sweet natural gas accumulations in the Cretaceous Mannville Group, as well as the Viking, Notikewin, Belly River and Cardium formations. Further expansion of the Trust's main compression station is planned for early 2007, which will facilitate new production from 2007 drilling.

Clive

Fairborne's interest in the Clive area (located approximately 50 kilometers northeast of Red Deer, Alberta) includes conventional crude oil and natural gas production coming from Devonian aged reservoirs as well as coal bed methane ("**CBM**") production. Fairborne has developed an extensive CBM project at Clive, which targets CBM gas from coals within the Horseshoe Canyon formation of the Cretaceous. Fairborne's land position in Clive includes 45,000 gross (34,935 net) acres of land, with 30% of net acres currently undeveloped.

Clive (Units and Non-Unit Wells)

Fairborne's position in the conventional oil and natural gas production at Clive includes a working interest in the Clive Leduc (D3) Unit #1 and the Clive Nisku (D2) Unit #1 as well as non-unitized wells. Fairborne operates both units with a 93.9% and 98.9% working interest respectively. All oil and gas is initially processed at an operated facility in the immediate vicinity, with gas then transported to the Nevis Gas plant (operated by Duke) for further processing and natural gas liquids recovery. In 2006, conventional oil and gas production from Clive averaged 5,778Mcf/d of natural gas and 741 Bbls/d of oil and NGLs.

Clive Coal Bed Methane (CBM)

Since its initial drilling program in 2003, Fairborne has developed an extensive CBM project on its Clive property, with 23 wells (14.4 net) drilled in 2006 with a 100% success rate. Fairborne's 2006 CBM production in Clive averaged 6,377 Mcf/d (1,063 BOE/d) of natural gas produced from the Horseshoe Canyon formation.

In 2007 Fairborne plans to drill another 49 (40.0 net) wells. Long term development plans for CBM at Clive involve drilling four wells per square mile for a minimum of 200 wells in the fully developed model. Current CBM wells decline at less than half the forecast total corporate decline rate of 22 percent and therefore have the effect of lessening the overall corporate decline rate for the next two to three years as CBM accounts for a higher and higher percentage of our total production.

Valhalla/Rycroft

The Valhalla/Rycroft area is located 35 kilometers north of the city of Grande Prairie in northwest Alberta, which is approximately 40 kilometers south and east of Fairborne's Gordondale property. Due to the multi-zone characteristic of this area, production in Valhalla/Rycroft comes from numerous different reservoirs. As of December 31, 2006 Fairborne holds 51,680 gross acres (19,537 net) of land in the area, with 68% of net acres currently undeveloped. In 2006, production from this area averaged 1,179 BOE/d including 6,646 Mcf/d natural gas and 71 Bbls/d oil and NGLs.

Wild River

The Wild River area (located approximately 250 kilometers west of Edmonton, Alberta) began as a higher reward/higher risk exploration area for Fairborne. Fairborne made an original pool discovery in Wild River with a well drilled in early 2004. The original discovery was followed up with two wells drilled in 2005 resulting in one new gas discovery in the Nisku formation and one pool extension well. In 2006, Fairborne increased its working interest in Wild River through a property acquisition completed with an industry partner. Fairborne currently holds a working interest in 3,840 gross (2,178 net) acres of land. Production from Wild River in 2006 averaged 8,473 Mcf/d of natural gas with five Bbls/d of oil & NGLs.

Wood River

The Wood River property is located 25 kilometers north of Fairborne's Clive property, approximately 55 kilometers northeast of the city of Red Deer in Central Alberta. Fairborne's position in the Wood River property includes 5,895 gross (2,745 net) acres of land as well as working interests in four producing units and certain producing non-unit wells. Production from Wood River in 2006 was 113 Bbls/d crude oil and NGLs and 1,098 Mcf/d natural gas for a total of 296 BOE/d. All oil produced from the Wood River units is produced through Fairborne operated production facilities.

Pigeon Lake/Westerose

The Pigeon Lake/Westerose property, located approximately 40 kilometers south and west of the city of Edmonton, Alberta, offers a diverse range of exploration and development opportunities. In 2006, Fairborne drilled four successful wells (1.6 net) including one Wabamun sour gas well, two Glauconite sweet gas locations and one shallow Horshoe Canyon CBM well. Production from this area was 319 BOE/d in 2006 including 1,384 Mcf/d natural gas and 89 Bbls/d in associated NGLs.

Fairborne's land holdings in Pigeon Lake/Westerose includes 18,182 gross (10,238 net acres) of which 7,391 net acres (72%) are undeveloped. In 2006, Fairborne also completed a farm-in agreement with an industry partner. The 2007 drilling program includes up to five wells (Wabumun and Glauconite) to be drilled on Fairborne lands as well as lands covered by the new farm-in agreement.

Haynes

The Haynes property is located immediately south of Fairborne's Clive property approximately 25 kilometers east of the city of Red Deer, Alberta. Fairborne has in interest in a total of 10,238 gross (9,240 net) acres of land and is also the operator of the central oil battery that services the Haynes property. In 2006, Fairborne drilled seven wells (4.7 net) resulting in one (1.0 net) Leduc oil well, and six (3.7 net) CBM wells. All seven wells came on production in late December 2006 / early January 2007. Production from Haynes averaged 603 Bbls/d of oil and NGLs and 615 Mcf/d of natural gas (706 BOE/d) in 2006 coming from reservoirs in the Devonian aged Nisku and Leduc formations with new CBM production from the Horseshoe Canyon.

Gordondale

The Gordondale property is a natural gas property located approximately 75 kilometers northwest of the city of Grande Prairie in northwestern Alberta. Fairborne has an interest in 24,000 gross (16,842 net) acres of land in the Gordondale area including 9,610 net acres of undeveloped land. In 2006, Fairborne farmed out five wells to an industry partner, resulting in five (1.0 net) natural gas wells. Average 2006 production of 1,553 Mcf/d natural gas and 22 Bbls/d of NGLs included a combination of sweet and sour natural gas from reservoirs in Cretaceous and Triassic aged strata.

Basset Lake

Basset Lake is a winter access area located approximately 50 kilometers southwest of Rainbow Lake in northern Alberta. Fairborne's interest in the Basset Lake property includes 27,520 gross (16,320 net) acres of land, with 2006 production averaging 1,319 Mcf/d (221 BOE/d). Since beginning its initial drilling program in 2003/2004, Fairborne has drilled a total of 30 wells (15.0 net) into the Cretaceous Bluesky formation, including 10 wells (5.0 net) in the first half of 2006 as part of the 2005/2006 winter drilling program. Drilling results have been very positive with an overall success rate of 90% and a 2006 success rate of 70%. An additional four (2.0 net) wells are planned as part of Fairborne's 2007 drilling program.

Weyburn

The Weyburn property is located 70 miles southeast of Regina, Saskatchewan. Fairborne's interest includes 3,040 gross acres (2,126 net) of operated lands with production in 2006 averaging 240 Bbls/d of 28°API oil from the Midale/Marly formation. Two successful oil wells (0.7 net) were drilled on Fairborne lands in 2006 by an industry partner under a farmout arrangement.

Minor Properties

In addition to the foregoing, Fairborne has an interest in other minor properties that contributed, in aggregate, 494 BOE/d of production in 2006.

Oil and Gas Wells

The following table sets forth the number and status of wells in which we have a working interest as at December 31, 2006.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	195	116.8	119	84.9	264	154.0	60	32.8
Saskatchewan	53	29.2	5	2.8	-	-	-	-
Total	248	146.0	124	87.7	264	154.0	60	32.8

Properties with No Attributed Reserves

The following table sets out our developed and undeveloped land holdings as at December 31, 2006.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	155,906	85,002	240,705	142,882	396,611	227,884
British Columbia	673	96	2,665	256	3,338	352
Saskatchewan	3,139	1,955	2,312	782	5,451	2,737
United States	-	-	54,595	30,591	54,595	30,592
Total	159,718	87,053	300,277	174,511	459,995	261,564

We expect that rights to explore, develop and exploit 28,651 net acres of our undeveloped land holdings may expire by December 31, 2007. We plan to drill or submit application to continue selected portions of the above acreage.

Forward Contracts and Marketing

Our crude oil and natural gas production is currently sold directly to credit-worthy counterparties, with the exception of small quantities of non-operated properties which are marketed by the operator.

We periodically hedge the price on a portion of our crude oil and natural gas production. During 2006, our realized price for crude oil and NGLs was reduced by $0.69 per barrel in the first quarter, reduced by $0.31 per barrel in the second quarter, reduced by $0.51 per barrel in the third quarter and increased by $1.54 per barrel in the fourth quarter as we hedged an average of 25 percent of total crude oil production during the twelve months ended December 31, 2006.

The prices received for natural gas were increased by $1.01 per Mcf in the first quarter, increased by $1.80 per Mcf in the second quarter, increased by $1.10 per Mcf in the third quarter and increased by $0.84 per Mcf in the fourth quarter as we hedged an average of 44 percent of total natural gas production during the twelve months ended December 31, 2006.

The following crude oil fixed price physical contracts were outstanding at December 31, 2006:

Remaining Term	Volume	Price	Type	Settlement Index
Jan 1/07 – Mar 31/07	500 bbls/d	$70 US/bbl	Put	WTI
Jan 1/07 – Mar 31/07	400 bbls/d	$70 US/bbl	Put	WTI
Apr 1/07 – Jun 30/07	500 bbls/d	$77 US/bbl	Put	WTI
Apr 1/07 – Jun 30/07	500 bbls/d	$63.00-$70.00 US/bbl	Collar	WTI
Jul 1/07 – Sep 30/07	500 bbls/d	$70.68 US/bbl	Swap	WTI
Oct 1/07 – Dec 31/07	500 bbls/d	$70.98 US/bbl	Swap	WTI

The following natural gas fixed price physical contracts were outstanding at December 31, 2006:

Remaining Term	Volume (GJ per day)	Price (CDN$ per GJ)	Type	Settlement Index
Jan 1/07 – Mar 31/07	2500	$8.50 - $13.22	Collar	AECO Daily
Jan 1/07 – Mar 31/07	2000	$9.20	Swap	AECO Monthly
Jan 1/07 – Mar 31/07	2500	$9.00 - $13.00	Collar	AECO Daily
Jan 1/07 – Mar 31/07	2000	$9.00 - $10.30	Collar	AECO Daily
Jan 1/07 – Mar 31/07	2000	$9.00 - $11.65	Collar	AECO Daily
Jan 1/07 – Mar 31/07	5000	$8.50 - $11.20	Collar	AECO Daily
Jan 1/07 – Mar 31/07	3000	$9.00 - $10.55	Collar	AECO Daily
Jan 1/07 – Mar 31/07	3000	$9.15 + 50%	Participating Swap	AECO Daily
Jan 1/07 – Mar 31/07	2500	$8.00	Swap	AECO Monthly
Apr 1/07 – Oct 31/07	2500	$8.10	Swap	AECO Monthly
Apr 1/07 – Oct 31/07	2500	$8.11	Swap	AECO Monthly
Apr 1/07 – Jun 30/07	3000	$6.785	Swap	AECO Monthly
Apr 1/07 – Jun 30/07	4000	$6.80	Swap	AECO Monthly
Apr 1/07 – Jun 30/07	3000	$6.70	Swap	AECO Monthly
Apr 1/07 – Jun 30/07	3000	$6.745	Swap	AECO Monthly
Apr 1/07 – Jun 30/07	3000	$6.75	Swap	AECO Monthly
Oct 1/07 – Dec 31/07	2500	$8.16	Swap	AECO Monthly
Nov 1/07 – Mar 31/08	1500	$8.25	Swap	AECO Monthly
Nov 1/07 – Mar 31/08	2500	$8.71	Swap	AECO Monthly

Additional Information Concerning Abandonment and Reclamation Costs

We use our internal historical costs to estimate our abandonment and reclamation costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements. We currently have 420.5 net wells for which we expect to incur abandonment and reclamation costs.

The total abandonment cost in respect of proved reserves using forecast prices is $14.4 million (undiscounted) and $5.8 million (discounted at 10%). 100% of such amounts were deducted as abandonment costs in estimating our future net revenue as disclosed above.

The following table sets forth the abandonment costs deducted in the estimation of our future net revenue:

Forecast Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)
2007	391
2008	359
2009	376
Thereafter	13,277
Total Undiscounted	14,403
Total Discounted @ 10%	5,791

Constant Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)
2007	437
2008	325
2009	397
Thereafter	10,581
Total Undiscounted	11,740
Total Discounted @ 10%	4,987

Tax Horizon

As a result of the Trust's tax efficient structure, annual taxable income is transferred from our operating entities to the Trust and from the Trust to Unitholders. Therefore, it is expected that no income tax liability will be incurred by the Trust for so long as the Trust maintains its organizational tax structure, based on existing legislation. See "*Recent Developments – Proposed Changes to Tax Legislation*". Fairborne Energy also will not be taxable so long as the interest on the Notes held by the Trust, royalties that may be acquired and other expenses in Fairborne Energy are sufficient to reduce taxable income to nil in the operating subsidiaries. We do not expect Fairborne Energy to be required to pay income taxes for the 2007 financial year. Depending mainly on commodity prices, production levels and presently intended capital expenditures, it is anticipated that Fairborne Energy will not be taxable before 2008.

Capital Expenditures

The following table summarizes capital expenditures related to our assets and activities for the year ended December 31, 2006 ($000s):

Property acquisition costs	
Proved properties	22,378
Undeveloped properties	2,763
Exploration costs	16,286
Development costs	50,020
Dispositions	-
Corporate Assets	574
Total	92,021

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells associated with our assets in which Fairborne Energy participated during the year ended December 31, 2006.

	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Light and Medium Oil	2	1.0	3	2.2
Natural Gas	12	3.2	12	6.5
Coal Bed Methane	3	1.5	27	16.4
Service	-	-	-	-
Dry	-	-	3	1.5
Total	17	5.7	45	26.6

For details on the important current and likely exploration and development activities during 2007, see *"Statement of Reserves Data and Other Oil and Gas Information – Other Oil and Gas Information – Principal Properties"*.

Production Estimates

The following tables sets out the volume of our production estimated for the year ended December 31, 2007, which is reflected in the estimate of future net revenue disclosed in the tables contained under *"Disclosure of Reserves Data"* above.

FORECAST PRICES AND COSTS

	Light And Medium Oil		Heavy Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids		Total	
Reserves Category	Gross (Bbls/d)	Net (Bbls/d)	Gross (Bbls/d)	Net (Bbls/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Bbls/d)	Net (Bbls/d)	Gross (BOE/d)	Net (BOE/d)
Total Proved	2,044	1,675	85	75	37,547	27,790	10,920	9,219	599	420	10,805	8,338
Total Proved Plus Probable	2,094	1,713	90	79	39,161	28,961	11,609	9,800	621	435	11,266	8,687

CONSTANT PRICES AND COSTS

	Light And Medium Oil		Heavy Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids		Total	
Reserves Category	Gross (Bbls/d)	Net (Bbls/d)	Gross (Bbls/d)	Net (Bbls/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Bbls/d)	Net (Bbls/d)	Gross (BOE/d)	Net (BOE/d)
Total Proved	2,044	1,675	85	75	37,544	27,827	10,910	9,211	599	421	10,803	8,344
Total Proved Plus Probable	2,095	1,713	90	79	39,156	28,997	11,610	9,803	621	437	11,266	8,696

No individual property accounts for more than 20% of the estimated production disclosed.

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback associated with our assets for the periods indicated below:

	Quarter Ended			
	2006			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[1]				
Light and Medium Crude Oil (Bbls/d)	2,417	2,440	2,533	2,507
Heavy Oil (Bbls/d)	105	164	74	68
Conventional Gas (Mcf/d)	37,673	39,486	39,125	40,094
Coal Bed Methane (Mcf/d)	9,079	6,480	4,316	6,378
NGLs (Bbls/d)	308	376	432	384
Combined (BOE/d)	10,623	10,640	10,280	10,705
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	59.78	75.59	75.42	65.86
Heavy Oil ($/Bbls)	53.52	38.51	37.31	11.11
Conventional Gas ($/Mcf)	8.53	6.79	7.23	8.91
Coal Bed Methane ($/Mcf)	5.33	7.42	12.38	9.52
NGLs ($/Bbls)	52.66	48.51	51.93	51.30
Combined ($/BOE)	50.45	49.36	53.76	56.36
Royalties Paid				
Light and Medium Crude Oil ($/Bbls)	9.29	9.73	15.79	14.52
Heavy Oil ($/Bbls)	5.10	4.31	15.18	6.76
Conventional Gas ($/Mcf)	1.45	0.93	0.54	2.14
Coal Bed Methane ($/Mcf)	0.58	0.50	1.55	1.61
NGLs ($/Bbls)	9.44	10.61	7.93	12.54
Combined ($/BOE)	8.08	6.44	7.04	12.87
Transportation costs				
Light and Medium Crude Oil ($/Bbls)	0.16	0.07	0.22	0.16
Heavy Oil ($/Bbls)	-	-	-	-
Conventional Gas ($/Mcf)	0.32	0.26	0.22	0.54
Coal Bed Methane ($/Mcf)	0.12	0.15	0.24	0.13
NGLs ($/Bbls)	-	-	-	-
Combined ($/BOE)	1.29	1.07	1.00	2.15
Operating Expenses				
Light and Medium Crude Oil ($/Bbls)	12.06	10.50	8.96	8.69
Heavy Oil ($/Bbls)	28.18	9.63	32.05	16.28
Conventional Gas ($/Mcf)	1.59	1.77	1.70	1.54
Coal Bed Methane ($/Mcf)	0.22	0.63	1.27	.68
NGLs ($/Bbls)	11.88	10.94	8.66	8.94
Combined ($/BOE)	9.21	9.88	9.82	8.65
Netback Received ($/BOE)[2]				
Light and Medium Crude Oil ($/Bbls)	38.27	55.29	50.45	42.49
Heavy Oil ($/Bbls)	20.24	24.57	(9.92)	(11.93)
Conventional Gas ($/Mcf)	5.17	3.83	4.77	4.69
Coal Bed Methane ($/Mcf)	4.41	6.14	9.32	7.10
NGLs ($/Bbls)	31.34	26.96	35.34	29.82
Combined ($/BOE)	31.87	31.97	35.90	32.69

Notes:

(1) Before deduction of royalties.

(2) Netbacks are calculated by subtracting royalties, transportation costs and operating costs from revenues.

The following table indicates average daily gross production from important fields in respect of our assets for the year ended December 31, 2006:

	Light and Medium Crude Oil (Bbls/d)	Heavy Oil (Bbls/d)	Conventional Gas (Mcf/d)	Coal Bed Methane (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
Brazeau	417	-	1,310	-	38	673
West Pembina	105	-	4,784	-	34	936
Columbia/Harlech	212	-	4,375	-	92	1,033
Clive	693	-	5,778	6,377	48	2,767
Valhalla/Rycroft	59	-	6,646	-	12	1,179
Wild River	3	-	8,473	-	2	1,417
Wood River	88	-	1,083	15	25	296
Pigeon Lake/Westerose	11	-	1,384	-	78	319
Haynes	575	-	608	7	28	706
Gordondale	16	-	1,553	-	6	280
Basset Lake	1	-	1,319	-	-	221
Miscellaneous	33	-	1,777	171	12	371
Total Alberta	2,213	-	39,090	6,570	375	10,198
Weyburn	240	-	-	-	-	240
Miscellaneous	-	102	-	-	-	102
Total Saskatchewan	240	102	-	-	-	342
U.S.	22	-	-	-	-	22
Total	2,475	102	39,090	6,570	375	10,562

Crude oil production from our assets for the year ended December 31, 2006 was 96% light and medium quality crude oil (25° API or greater) and 4% heavy crude oil (less than 15° API).

For the twelve months ended December 31, 2006, approximately 69% of gross revenue from our assets was derived from natural gas production and 31% was derived from crude oil production.

ADDITIONAL INFORMATION RESPECTING THE TRUST

The following is a summary description of certain provisions of the Trust Indenture and does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the Trust Indenture. A copy of the Trust Indenture is available on SEDAR at www.sedar.com.

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture.

Voting

Each Trust Unit shall entitle the holder thereof to one vote at all meetings of the holders of Trust Units.

Distributions

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

Pre-Emptive Rights, Redemption and Conversion

Each Trust Unit is not subject to pre-emptive or conversion rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See "*Redemption Right*".

Nature of Trust Units

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Fairborne Energy or the Trust. As holders of Trust Units in the Trust, the Trust Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from Fairborne Energy and the ability of Fairborne Energy to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices, changes in tax legislation and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of Fairborne Energy in the resolution authorizing the issuance of any Special Voting Units. Special Voting Units will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by Fairborne Energy or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. A single Special Voting Unit was issued to the Voting and Exchange Trust Agreement Trustee for the benefit of the holders of the Exchangeable Shares issued in connection with the plan of arrangement we completed with Fairborne Energy on June 1, 2005. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the Trust upon its termination. Except for the right to vote at meetings of the Trust Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Trust Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person thereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. Pursuant to the Trust Indenture, no Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund, and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

The Trust Indenture provides that the Trustee or Fairborne Energy on behalf of the Trust, the Trustee, Fairborne Energy and the Trust shall make all reasonable efforts to ensure that every contract entered into by or on behalf of the Trust contains a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Notwithstanding the terms of the Trust Indenture, Trust Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Trust Unitholders of this nature arising is considered unlikely in view of the fact that the primary activity of the Trust is to hold securities, and all of the business operations of the Trust are carried on by Fairborne Energy directly or indirectly. In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in Alberta on June 30, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

The activities of the Trust and Fairborne Energy are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Trust Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of Fairborne Energy and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Trust Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants, special warrants, subscription receipts and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the board of directors of Fairborne Energy may determine. The Trust Indenture also provides that the Trust may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust, including rights, warrants, special warrants, subscription receipts and other securities to purchase, convert into or exchange into such debentures, notes or other evidence of indebtedness, which may be created and issued from time to time on such terms and conditions to such persons and for such consideration as board of directors of Fairborne Energy may determine.

Distributions on Trust Units

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes, from any dividends paid on the common shares of Fairborne Energy and all other interest and other income received or reasonably anticipated to be received before the payment date from investments of the properties and assets of the Fund, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the board of directors of Fairborne Energy, receive distributions in respect of prepayments of principal on the Notes made by Fairborne Energy to the Trust before the maturity of the Notes. The Trust may also invest in or acquire royalties, and amounts paid thereon may also constitute part of the net income of the Trust available for distribution to Unitholders.

Cash distributions are payable on a monthly basis to Unitholders of record on the last business day of each month. The board of directors of Fairborne Energy on behalf of the Trust reviews the Trust's distribution policy from time to time. The actual amount distributed will be dependent on various factors including the commodity price environment and is at the discretion of the board of directors of Fairborne Energy. See "*Distributions to Unitholders*".

Pursuant to our credit facilities and the subordination agreement, we are restricted from making distributions when: (i) a default or event of default under our credit facilities has occurred and is continuing; and (ii) outstanding loans under our credit facilities exceeded the borrowing base set by our lenders thereunder until such time as such outstanding loans are reduced below the borrowing base.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall be entitled to receive a price per Unit Trust equal to the Market Redemption Price. The "Market Redemption Price" is equal to the lesser of:

(a) 95% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and

(b) the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of this calculation, the "market price" shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than 5 of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days; the simple average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of the Trust Units tendered for redemption during any calendar month shall be satisfied by way of cheque no later than the last day of the calendar month following the month in which the Trust Units were tendered for redemption. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $100,000 (the "**Monthly Limit**"); provided that the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, Trust Units tendered for redemption in such calendar month in which the total amount payable by the Trust exceeds the Monthly Limit will be redeemed for cash by order of the date on which Trust Units are tendered for redemption and, for all Trust Units tendered on the same date, on a pro rata basis, up to the maximum total amount which does not exceed the Monthly Limit and the balance of the Market Redemption Price in respect of such Trust Units will be paid, subject to the receipt of any applicable regulatory approvals, in the sole discretion of the Trust, either: (i) by the Trust distributing Notes, or such other series of promissory notes of the Corporation ("**Other Notes**") as the Corporation may issue to the Trust in payment of the Notes or for such other consideration and having such commercially reasonable terms and conditions as the board of directors of the Corporation may prescribe; (ii) by the Trust issuing notes ("**Redemption Notes**") having such commercially reasonable terms as the Trust may prescribe; or (iii) by any combination of Notes, Other Notes and Redemption Notes, having an aggregate principal amount equal to the Market Redemption Price of the Trust Units tendered for redemption and not paid in cash, such payments to be made no later than the last day of the calendar month following the month in which the Trust Units are tendered for redemption.

If at the time Trust Units are tendered for redemption by a Trust Unitholder, the outstanding Trust Units are not listed for trading on the Toronto Stock Exchange or the TSX Venture Exchange, and are not traded or quoted on any other stock exchange or market which the board of directors of Fairborne Energy considers, in its sole discretion, provides representative fair market value price for the Trust Units or the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption, then such Trust Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "**Appraised Redemption Price**") equal to 95% of the fair market value thereof as determined by Fairborne Energy as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month which the Trust Units were tendered for redemption by, at the option of the Trust: (i) a cash payment; or (ii) distribution of Notes or Other Notes and/or Redemption Notes, as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes, Other Notes or Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes, Other Notes or Redemption Notes. In addition, Notes, Other Notes or Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Purchase for Cancellation

The Trust may from time to time purchase for cancellation some or all of the Trust Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market or upon any recognized stock exchange on which such Trust Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust Units, provided, in each case, that the Trustee has determined that such purchases are in the best interests of the Trust.

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualifies as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. The Trust Indenture provides that, except as permitted under the Tax Act, the Trust shall endeavour to satisfy the requirements of the Tax Act that the Trust at all times continue to qualify as a "unit trust" and a "mutual fund trust". The Trust Indenture further provides that the Trust, by or through Fairborne Energy on the Trust's behalf may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust, and ownership of the Trust Units. If at any time the Trust or Fairborne Energy becomes aware that the activities of the Trust, and/or ownership of the Trust Units by non-residents may threaten the status of the Trust under the Tax Act, as a "unit trust" or a "mutual fund trust" the Trust, by or through the Fairborne Energy on the Trust's behalf, is authorized to take such actions may be necessary in the opinion of the Fairborne Energy to maintain that status of the Trust as a "unit trust" and a "mutual fund trust", without limitation, the imposition of restrictions on the issuance by the Trust of Trust Units or the transfer by any Unitholder of Trust Units to a non-resident and/or require the sale of Trust Units by non-resident Unitholders on a basis determined by Fairborne Energy and/or suspend distribution and/or other rights in respect of Trust Units held by Non-Resident Unitholders transferred contrary to the foregoing provisions or not sold in accordance with the requirements thereof.

In determining residency of a Unitholder (or the beneficial owner thereof), the board of directors of Fairborne Energy and the Trustee are entitled to rely on information provided by Unitholders requested and received by Fairborne Energy on behalf of the Trust, or such other information, including without limitation, information provided by the transfer agent, the Canadian Depository for Securities Limited, the Depository Trust Company and ADP Investor Communications Corporation, or their respective successors, and the security register of the Trust and such other information as the board of directors of Fairborne Energy considers appropriate. Each of the Trustee and the Corporation shall not be liable for any violation of any non-resident ownership restriction which may occur during the term of the Trust nor shall liability accrue to the Trust or the Trustee if the Trust Units of Non-Residents are sold or repurchased at a loss to any such Unitholders.

Declarations as to Beneficial Ownership and Registration System

Fairborne Energy, or the transfer agent if the Corporation shall so direct, may require any Unitholder to provide a declaration in prescribed form as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction where such beneficial owners are resident and may, in connection with the transfer of any Trust Unit, also require a declaration of beneficial ownership of the transferee of the Trust Units to be transferred and may require provision of such a declaration to be a condition precedent to the transfer of any Trust Unit.

In addition to the foregoing provisions, the transfer agent, by or through Fairborne Energy, may, if determined appropriate by Fairborne Energy, establish operating procedures for, and maintain, a reservation system which may limit the number of Trust Units that Non-Residents may hold, limits the transfer of the legal or beneficial interest in any Trust Units to Non-Residents unless selected through a process determined appropriate by Fairborne Energy, which may either be a random selection process or a selection process based on the first to register, or such other basis as determined by Fairborne Energy. The operating procedures relating to such reservation system shall be determined by Fairborne Energy and, prior to implementation, the Trust shall publicly announce the implementation of the same. Such operating procedures may, among other things, provide that any transfer of a legal or beneficial interest in any Trust Units contrary to the provisions of such reservation system may not be recognized by the Trust.

Meetings of Trust Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture where required, the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding–up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of Fairborne Energy and the appointment of the auditors of the Trust.

Special Meetings of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned in writing by the holders of not less than 20 percent of the Trust Units then outstanding. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two or more persons present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units in respect of which such holders have a direction to vote.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights attached to Shares of Fairborne Energy

The Trust Indenture prohibits the Trustee from voting the shares of Fairborne Energy with respect to: (i) the election of directors of Fairborne Energy; (ii) the appointment of auditors of Fairborne Energy; or (iii) the approval of Fairborne Energy's financial statements, except in accordance with an ordinary resolution adopted at an annual or other meeting of Unitholders. The Trustee, is also not permitted to vote, or cause to be voted, the shares of Fairborne Energy to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of Fairborne Energy, except in conjunction with an internal reorganization of the direct or indirect assets of Fairborne Energy as a result of which either Fairborne Energy or the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization and except pursuant to an assignment, conveyance, charge, mortgage, hypothecation, pledge and/or grant of a security interest;

(b) any statutory amalgamation of Fairborne Energy with any other corporation or any amalgamation, merger or other transaction, as the case may be, of Fairborne Energy with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving Fairborne Energy, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of Fairborne Energy to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of Fairborne Energy to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of Fairborne Energy's shares in a manner which may be prejudicial to the Trust other than the creation of a class or series or additional classes or series of Exchangeable Shares;

without the approval of the Unitholders by special resolution (66 2/3% approval) at a meeting of Unitholders called for that purpose.

Take-Over Bids

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, within the time provided in the take-over bid or within 120 days from the date the take-over bid is made (whichever shorter), the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror upon compliance with the provisions relating thereto as provided in the Trust Indenture.

The Trustee

Computershare Trust Company of Canada is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

The Trust Indenture provides that the Trustee shall be under no liability for any action or failure to act unless such liabilities arise out of the gross negligence, willful misconduct or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. The Trustee, where it has met its standard of care, shall be indemnified out of our assets for any liability, damages, costs or expenses imposed upon the Trustee in consequence of its performance of its duties but shall have no additional recourse against Unitholders. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20 percent of the outstanding Trust Units (including Special Voting Units); (b) a quorum of holders of not less than 50 percent of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by special resolution of Trust Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the special resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their pro rata share.

Reporting to Trust Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. Our audited financial statements, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and our unaudited interim financial statements will be made available to Unitholders within the periods prescribed by securities legislation. Our year end is December 31.

The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

SHARE CAPITAL OF FAIRBORNE ENERGY

Fairborne Energy is authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Exchangeable Shares are authorized. The Trust is the sole holder of the issued and outstanding common shares of Fairborne Energy and is also the sole holder of the Notes.

Common Shares

Each common share of Fairborne Energy entitles its holder to receive notice of and to attend all meetings of the shareholders of Fairborne Energy and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of Fairborne Energy and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares and any other shares of Fairborne Energy ranking in priority to the common shares in respect of payment of dividends, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of Fairborne Energy upon the liquidation, dissolution, bankruptcy or winding-up of Fairborne Energy or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

Exchangeable Shares

As at December 31, 2006 there were 4,622,016 Exchangeable Shares issued and outstanding which were exchangeable for an aggregate of 5,351,047 Trust Units. The following is a summary description of the material provisions of the Exchangeable Shares and the related ancillary and indirect rights of holders of Exchangeable Shares under the terms of the Voting and Exchange Trust Agreement and the Support Agreement. This summary is qualified in its entirety by reference to the full text of: (i) the Exchangeable Share Provisions; (ii) the Support Agreement; and (iii) the Voting and Exchange Trust Agreement, copies of which provisions and agreements are filed on SEDAR at www.sedar.com.

Each Exchangeable Share is intended to have, to the extent possible, economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Units granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units into which they are exchangeable from time to time. In addition, holders of Exchangeable Shares have the right to receive Trust Units at any time in exchange for their Exchangeable Shares on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded to the nearest whole number of Trust Units. Holders of Exchangeable Shares do not receive cash distributions from the Trust or Fairborne Energy in respect of distributions on Trust Units. As at December 31, 2006, the Exchange Ratio was 1:1.15773. On each Distribution Payment Date, the Exchange Ratio increases, on a cumulative basis, in respect of the Distribution on such date by an amount which assumes the reinvestment of such Distribution in Trust Units at the then prevailing Current Market Price of a Trust Unit. The Exchange Ratio will be decreased in respect of any dividends paid on the Exchangeable Shares by an amount of such dividend by the then-prevailing Current Market Price of a Trust Unit.

Ranking

The Exchangeable Shares rank rateably with shares of any other series of exchangeable shares of Fairborne Energy and are entitled to a preference over the common shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Fairborne Energy, whether voluntary or involuntary, or any other distribution of the assets of Fairborne Energy among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking Fairborne Energy shall not be restricted in any way from repaying indebtedness of Fairborne Energy to the Trust from time to time.

Dividends

The holders of Exchangeable Shares are entitled, in priority to the common shares and any class of shares of Fairborne Energy ranking junior to the Exchangeable Shares with respect to the payment of dividends, to the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such shares.

Certain Restrictions

Fairborne Energy will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "*Amendment and Approval*":

(a) pay any dividend on the common shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of Fairborne Energy ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than shares of Fairborne Energy which rank superior to the Exchangeable Shares in dividends or liquidation distribution of the holders of Exchangeable Shares.

The above restrictions in (a), (b) and (c) shall not apply if all declared dividends on the outstanding Exchangeable Shares have been paid in full.

Liquidation or Insolvency of Fairborne Energy

In the event of the liquidation, dissolution or winding-up of Fairborne Energy or any other distribution of the assets of Fairborne Energy among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from Fairborne Energy, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the effective date of such event.

Upon the occurrence of such an event, the Trust and Fairborne ExchangeCo will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to such event and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Fairborne ExchangeCo, as applicable. This right may be exercised by either the Trust or Fairborne ExchangeCo.

Upon the occurrence of an Insolvency Event, or if the Trust and Fairborne ExchangeCo are entitled to exercise any Call Right, but elect not to exercise such Call Right, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or Fairborne ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio on the last business day prior to closing of such purchase and sale.

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or Fairborne ExchangeCo will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares on the fifth business day prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio as at the sixth business day prior to the Trust liquidation event. "Trust liquidation event" means:

- any determination by the board of directors of Fairborne Energy to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or
- the earlier of: (i) the Trust receiving notice of; and (ii) the Trust or Fairborne Energy otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to applicable law and to the Retraction Call Right of the Trust and Fairborne ExchangeCo described and defined below, a holder of Exchangeable Shares will be entitled at any time to require Fairborne Energy to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "**Retraction Price**") per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the date of redemption (the "**Retraction Date**"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting and surrendering to Fairborne Energy at the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request, and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be three business days after the date on which Fairborne Energy or the transfer agent receives the retraction notice. Unless otherwise requested by the holder and agreed to by Fairborne Energy, the Retraction Date will not occur on such third business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date. In this case, the Retraction Date will instead occur on such Distribution Payment Date. The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests Fairborne Energy to redeem the Exchangeable Shares, the Trust and Fairborne ExchangeCo will have an overriding right (the "**Retraction Call Right**") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested Fairborne Energy to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, Fairborne Energy will immediately notify the Trust and Fairborne ExchangeCo. The Trust or Fairborne ExchangeCo must then advise Fairborne Energy by 4:30 p.m. (Calgary time) of that day as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or Fairborne ExchangeCo nor be redeemed by Fairborne Energy. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested Fairborne Energy to redeem will on the Retraction Date be purchased by the Trust or Fairborne ExchangeCo or redeemed by Fairborne Energy, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "**Optional**

Exchange Right") to require the Trust or Fairborne ExchangeCo to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor Fairborne ExchangeCo have exercised the Retraction Call Right.

The Retraction Call Right may be exercised by either the Trust or Fairborne ExchangeCo. If, as a result of solvency provisions of applicable law, Fairborne Energy is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Fairborne Energy will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by Fairborne Energy as a result will be deemed to have required the Trust or Fairborne ExchangeCo to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right.

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and Fairborne ExchangeCo, Fairborne Energy:

(a) shall, on June 1, 2016, subject to extension of such date by the board of directors of Fairborne Energy (the "**Automatic Redemption Date**"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "**Redemption Price**");

(b) may, at any time (the "**Optional Redemption Date**"), redeem all but not less than all outstanding Exchangeable Shares for the Redemption Price; and

(c) may, on any date that is within the first 90 days of any calendar year (the "**Annual Redemption Date**"), redeem up to that number of Exchangeable Shares equal to 40 percent of the Exchangeable Shares outstanding on the Effective Date for the Redemption Price;

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by Fairborne Energy delivering or causing to be delivered, at the election of Fairborne Energy, either that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price.

Fairborne Energy will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by Fairborne Energy.

The Trust and Fairborne ExchangeCo will have the right (the "**Redemption Call Right**"), notwithstanding a proposed redemption of the Exchangeable Shares by Fairborne Energy on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Fairborne ExchangeCo, as applicable. If either the Trust or Fairborne ExchangeCo exercises the Redemption Call Right, then Fairborne Energy's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or Fairborne ExchangeCo.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of Fairborne Energy or to vote at any such meeting. In accordance with the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Unit to the Voting and Exchange Trust Agreement Trustee for the benefit of the holders (other than the Trust and Fairborne ExchangeCo) of the Exchangeable Shares. The Special Voting Unit carries a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Unit which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares held by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10 percent of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting by the Chairman of such meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Non-Resident Holders

Notwithstanding anything contained in the Exchangeable Shares, the obligation of Fairborne Energy, the Trust or Fairborne ExchangeCo to pay the retraction price, redemption price, a purchase price or amount payable on liquidation other than in circumstances where such amount is paid in cash, in respect of Exchangeable Shares held by a person whom the transfer agent for the Trust Units believes is located in the United States or resident of any foreign country, or is a partnership (other than a "Canadian partnership" within the meaning of the Tax Act), shall be satisfied by delivering the Trust Units which would have been received by the affected holder to the transfer agent who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

Actions by us under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, Fairborne Energy has agreed to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and Fairborne ExchangeCo with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Support Agreement and Voting and Exchange Trust Agreement

The Support Agreement and the Voting and Exchange Trust Agreement have been filed on SEDAR at www.sedar.com.

BORROWINGS

Senior Credit Facilities

At December 31, 2006 the Trust had a $165 million extendable revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $180 million. The extendable revolving term facility is available on a revolving basis until May 31, 2007, at which time it may be extended at the lenders' option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2008. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy and all related partnerships and subsidiaries in respect of our obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Pursuant to the credit facilities and a subordination agreement related thereto, any present and future indebtedness of Fairborne Energy, or any of its subsidiaries, to the Trust, including under the Notes, is made subordinate to the repayment of amounts owing under our credit facilities. Further, under our credit facilities and the subordination agreement, we are restricted from making distributions when: (i) a default or event of default under our credit facilities has occurred and is continuing; and (ii) outstanding loans under our credit facilities exceeded the borrowing base set by our lenders thereunder until such time as such outstanding loans are reduced below the borrowing base.

The terms of our credit facilities and the subordination agreement ensure our lenders have priority over our Unitholders with respect to the assets and income of the Trust and its subsidiaries. Amounts due and owing to our lenders under our credit facilities must be paid before any distribution can be made to Unitholders. This could result in an interruption of distributions to our Unitholders. See "*Risk Factors – Debt Service*".

As at March 1, 2007, a total of $111.8 million was outstanding under our credit facilities, including cash balances to be applied.

Convertible Unsecured Subordinated Debentures

On October 31, 2006 the Trust completed a public offering of Debentures by way of short form prospectus for aggregate gross proceeds of $100 million. The Debentures have a face value of $1,000 per Debenture and have a maturity date of December 31, 2011 (the "**Maturity Date**"). The Debentures are redeemable by the Trust at a price of $1,050 per Debenture after December 31, 2009 and on or before December 31, 2010, and at a price of $1,025 per Debenture after December 31, 2010 and before the Maturity Date, in each case, plus accrued and unpaid interest thereon. Each Debenture is convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.50 per Trust Unit, subject to adjustment upon the occurrence of certain events as described in the Debenture Indenture.

The following table summarizes certain terms of the Debentures including the principal amount outstanding as of March 15, 2007:

Maturity Date	Interest Rate at Date of Issue	Principal Amount Outstanding	Conversion Price per Trust Unit	Number of Trust Units Reserved
December 31, 2011	6.50%	$100,000,000	$13.50	7,407,407

For a complete description of the terms of the Debentures, a copy of the Debenture Indenture has been filed on www.sedar.com under the Trust's SEDAR profile.

NOTES

The following summary of the material attributes and characteristics of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of the Note Indenture and the Notes. A copy of the Note Indenture is filed on SEDAR at www.sedar.com.

Terms and Issue of Notes

The Notes are unsecured, payable on demand and bear interest at rates ranging from 11.2% to 12.9% per annum.

Unless the Notes are called, Fairborne Energy is not required to make any payment in respect of principal until December 31, 2035, subject to extension in the limited circumstances provided in the Note Indentures.

Fairborne Energy may prepay all or any portion of the Notes and in that case Fairborne Energy shall pay any accrued and unpaid interest on the Notes to be prepaid to the date of prepayment. However, the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of Fairborne Energy under the Notes (other than ordinary and regularly scheduled fees and out-of-pocket expenses of the Trustee) are expressly subordinated, in right of payment to the prior indefeasible payment in full and in cash of all Senior Debt outstanding or incurred; except that Fairborne Energy is not precluded from paying principal and regularly scheduled interest on the Notes as long as at the relevant interest payment date and immediately after the making of such payment no Senior Debt Default has occurred and is continuing.

For these purposes, "Senior Debt" means (a) all indebtedness, obligations and liabilities of Fairborne Energy in respect of Borrowed Money (as defined in the Note Indenture or the Notes, as the case may be) excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank *pari passu* with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of Fairborne Energy other than indebtedness obligations and liabilities to the holders of Notes; and "Senior Debt Default" means and includes: (i) any event of default under any Senior Debt; and (ii) any demand for repayment of any Senior Debt which is due and payable on demand.

In contemplation of the possibility that Notes may be distributed to Trust Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust (the "**Non-Fund Holders**") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture allows the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes. The Trust is currently the holder of all of the issued and outstanding Notes.

Events of Default

The Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if Fairborne Energy has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $250 million and Fairborne Energy has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to Fairborne Energy specifying such default and requiring Fairborne Energy to rectify the same; (vi) Fairborne Energy ceasing to carry on its business other than as contemplated in this Information Circular; and (vii) material default by Fairborne Energy under material agreements if property having a fair market value in excess of $125 million is liable to forfeiture or termination.

CORPORATE GOVERNANCE

General

In general, Fairborne Energy has been delegated substantially all of our management decisions. Unitholders are entitled to elect the board of directors of Fairborne Energy pursuant to the terms of the Trust Indenture.

Additional information in respect of corporate governance matters is contained in our information circular and proxy statement dated March 16, 2006 which has been filed on SEDAR at www.sedar.com and will be contained in our information circular and proxy statement to be filed in connection with our 2007 annual meeting of Unitholders.

Trust Indenture

Pursuant to the Trust Indenture, Unitholders are entitled to direct the manner in which we will vote our Common Shares in Fairborne Energy at all meetings in respect of matters relating to the election of the directors of Fairborne Energy, approving its financial statements and appointing auditors of Fairborne Energy who shall be the same as our auditors. Prior to us voting our Common Shares in Fairborne Energy, in respect of such matters, each Unitholder is entitled to vote in respect of the matter on the basis of one vote per Trust Unit held, and we are required to vote our Common Shares in Fairborne Energy in accordance with the result of the vote of Unitholders.

Decision Making

Fairborne Energy and the Trust have entered into the Administration Agreement pursuant to which the board of directors of Fairborne Energy is delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to Fairborne Energy responsibility for any and all matters relating to the following: (i) an offering; (ii) ensuring compliance with all applicable laws, including in relation to an offering; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters related to banking activities of the Trust; (vi) all actions necessary in connection with or in relation to matters related to non-resident holders of Trust Units; (vii) assisting in negotiating the terms of any financing required by the Trust or in connection with the assets of the Trust; (viii) calling and holding annual and/or special meetings of Unitholders including preparing all materials (including notices of meetings and information circulars) in respect thereof; (ix) determining, from time to time, the amount available for distribution to Unitholders and arranging for distribution to Unitholders of such amount; (x) all matters relating to the redemption of Trust Units; (xi) all matters concerning the entering into, the terms of, and the amendment of, from time to time, a distribution reinvestment plan; (xii) all matters relating to the voting rights on any investments in the assets of the trust or any subsequent investments; and (xiii) certain matters relating to the specific powers and authorities as set forth in the Trust Indenture.

In addition, pursuant to the Trust Indenture, the board of directors of Fairborne Energy shall exercise all rights, powers, responsibilities and privileges of the Trustee in relation to the maximization of Unitholder value in the context response to an offer for Trust Units or for all or substantially all of the property and assets of the Trust or Fairborne Energy or any subsidiary of Fairborne Energy or the Trust including entering into any Unitholder rights protection plan either prior to or during the course of any offer, any defensive action in the course of any offer, the preparation of any directors' circular in response to an offer and consideration on behalf of Unitholders and a recommendation to Unitholders in respect of any offer and any regulatory or court action in respect thereof.

Directors and Officers of Fairborne Energy

The following table sets forth the names, municipalities of residence, positions held and principal occupations for the prior five years, of each of the directors and officers of Fairborne Energy:

Name and Municipality of Residence	Position with Fairborne Energy	Date First Elected or Appointed as Director	Principal Occupation
Richard A. Walls Calgary, Alberta	Chairman and a Director	January 9, 2002	President and Chief Executive Officer of Fairquest Energy Limited since May, 2005; President and Chief Executive Officer of Fairborne Energy from May 2002 to May 2005; special advisor to Duke Energy Field Services Canada Ltd. (**"Duke Energy"**) from May 2001 to January 2002; prior thereto, from April 1999 to May 2001 President and Chief Executive Officer of Canadian Midstream

Name and Municipality of Residence	Position with Fairborne Energy	Date First Elected or Appointed as Director	Principal Occupation
			Services Ltd. ("**CMSL**") (a private oil and natural gas midstream company); prior thereto, from July 1993 to November 1998 President and Chief Executive Officer of Pan East Petroleum Corp. ("**Pan East**") (a public oil and natural gas company).
Steven R. VanSickle Calgary, Alberta	President and Chief Executive Officer and a Director	May 30, 2005	President and Chief Executive Officer of Fairborne Energy since May, 2005; prior thereto, Senior Vice-President, Exploration of Fairborne Energy from May 2002 to May 2005; prior thereto, Vice-President, Business Development of Duke Energy from May 2001 to May 2002; prior thereto, Vice-President, Business Development of CMSL from April 1999 to May 2001; and prior thereto, Manager, Business Development of PanEast from January 1998 to November 1998.
Michael E.J. Phelps(1)(3)(4) Vancouver, B.C.	Lead Independent Director	July 19, 2002	Chairman, Dornoch Capital Inc. (a private investment company); prior thereto, Chairman and Chief Executive Officer of Westcoast Energy Inc. until its merger with Duke Energy in 2002; from 2003 to 2005, Chair of the "Wise Persons Committee" – a Committee formed to review the structure of Securities Regulation in Canada.
Johannes J. Nieuwenburg(2)(3)(4) Calgary, Alberta	Director	May 30, 2005	Private businessman since 2001; prior thereto, President and Chief Executive Officer of Petromet Resources Limited from May, 1998 to May, 2001 and Executive Vice President and Chief Operating Officer thereof from March, 1998; prior thereto, Vice President, Asset Management of Norcen Energy Resources Limited from March, 1997 to March, 1998; prior thereto, held various positions with Amoco Energy Group, North America from May, 1980 to March, 1997, with the last position being General Management, Business Development.
Rodney D. Wimer(1)(2)(3) Bend, Oregon	Director	May 31, 2002	President, Mazama Capital Partners (a private investment firm) since January 2002; prior thereto, from March 2001 to January 2002, President, Commercial Power Division of Dynegy, Inc. and from January 1997 to March 2001, President and Chief Executive Officer of Dynegy Canada Inc.
Robert B. Hodgins(1)(2)(4) Calgary, Alberta	Director	May 30, 2005	Robert B. Hodgins is a private investor and a corporate director; from 2002 to 2004, Chief Financial Officer of Pengrowth Energy Trust.; prior thereto from 1998 to 2002, Vice President and Treasurer of Canadian Pacific Limited; prior thereto, Chief Financial Officer of TransCanada Pipelines Limited from 1993 to 1998 and held various other senior positions at TransCanada commencing in 1981. Mr. Hodgins is a director of Altagas General Partner Inc., Enerflex Systems Ltd., MGM Energy Corp. and Shiningbank Energy Ltd.
David L. Summers Calgary, Alberta	Chief Operating Officer	N/A	Chief Operating Officer of Fairborne Energy since May, 2005; prior thereto, Vice-President,

Name and Municipality of Residence	Position with Fairborne Energy	Date First Elected or Appointed as Director	Principal Occupation
			Operations and Chief Operating Officer of Fairborne Energy from May 2002 to May 2005; prior thereto, Senior Vice-President of Commercial and Operations of Duke Energy from May 2001 until May 2002; prior thereto, Vice-President, Operations and Chief Operating Officer of CMSL from April 1999 to May 2001; and prior thereto, Vice-President, Operations of PanEast from October 1997 to November 1998 and Chief Operating Officer of PanEast from June 1998 to November 1998.
Aaron G. Grandberg Calgary, Alberta	Vice-President and Chief Financial Officer	N/A	Vice President, Finance and Chief Financial Officer of Fairborne Energy since June 2005; prior thereto, Controller of NAL Oil & Gas Trust since December 1999; prior thereto, Manager of Financial Reporting for NAL Oil & Gas Trust; prior thereto, Mr. Grandberg was employed for five years with a national accounting firm. Mr. Grandberg holds a Bachelor of Commerce from the University of Saskatchewan and received his Chartered Accountant designation in 1997.
James E. Young Calgary, Alberta	Vice-President, Exploration	N/A	Vice-President, Exploration of Fairborne Energy since July 2003; prior thereto, Vice-President Exploration of Pivotal from January 2003 and prior thereto, Vice-President Exploration of Cigar Oil & Gas Ltd., a predecessor to Pivotal, from February 2001; prior thereto from October 2000, President and Chief Executive Officer of Winstar Resources Ltd. (a public oil and natural gas company); prior thereto from May 2000, President of Sunrunner Petroleum Corp. (a private oil and natural gas company); prior thereto from April 1999, Executive Vice President of Backer Petroleum Corp. (a public oil and natural gas company); and prior thereto from May 1994, Vice President Exploration and Director of Backer Petroleum Corp.
David E.T. Pyke Calgary, Alberta	Vice-President, Land	N/A	Vice-President, Land of Fairborne Energy since July 2003; prior thereto, Vice-President Land of Pivotal since January 2003 and prior thereto Vice-President, Land and Contracts of Cigar Oil & Gas Ltd., a predecessor of Pivotal from January 1999; prior thereto and from October 1998, businessman; prior thereto and from August 1997, Vice President Land and Contracts of Barrington Petroleum Ltd. (a public oil and natural gas company); prior thereto and from April 1996, Vice President Business Development of AEC Oil & Gas Ltd. (a public oil and natural gas company).
Gary M. Poirier Calgary, Alberta	Vice-President, Operations	N/A	Vice-President, Operations of Fairborne Energy since August 2004; prior thereto, Manager of Operations and Engineering of Fairborne Energy since May 2002; prior thereto and from August 2000, Operations Manager at Dominion Energy Canada Ltd.; prior thereto and from March 1997, Business Unit Manager for the Yellowhead and Eastern business units of Mobil Oil Canada.

Name and Municipality of Residence	Position with Fairborne Energy	Date First Elected or Appointed as Director	Principal Occupation
David S. Cymbalisty Calgary, Alberta	Vice-President, Engineering	N/A	Vice-President, Engineering of Fairborne Energy since August, 2004; prior thereto Manager of Drilling and Completions of Fairborne Energy since October 2003; prior thereto and since August 2002, Vice-President, Engineering and Chief Environmental Safety Officer of Pivotal; prior thereto and since September 2001, President of Pan Ridge Oil Corp., a private oil and gas company; prior thereto and since December 1998, Vice-President, Operations at Ionic Energy Inc.
Shaun E. Alspach Calgary, Alberta	Vice-President, Business Development	N/A	Vice-President, Business Development of Fairborne Energy since February 2005; prior thereto, co-founder and Vice-President of Enermarket Solutions Ltd since October 2000; prior thereto and since September 1999, Staff Geologist with Canadian Natural Resources Ltd.
F. Tom Park Calgary, Alberta	Vice-President, Marketing	N/A	Vice-President, Marketing of Fairborne Energy since March 2005; prior thereto Director, Producer Origination & Financial Products of BP Canada Energy Company since March 2001; prior thereto and since December 1998, Supervisor, Gas Supply & Operations, Berkley Petroleum Corp.
Jacqueline M. Cugnet Calgary, Alberta	Vice-President, Finance	N/A	Vice-President, Finance of Fairborne Energy since March 2007; prior thereto Manager of Taxation and Special Projects of Fairborne Energy since September 2004; prior thereto Vice-President, Finance and Chief Financial Officer of Questerre Energy Corp., since August 2003; prior thereto and since June 2002, Vice-President, Finance and Chief Financial Officer of Pivotal; prior thereto and since January 2000 Financial consultant; prior thereto and since August 1994, Controller, Summit Resources Ltd.
C. Steven Cohen Calgary, Alberta	Secretary	N/A	Partner with Burnet, Duckworth & Palmer LLP (barristers and solicitors)

Notes:

(1) Member of Audit Committee
(2) Member of Reserves Committee.
(3) Member of Compensation Committee.
(4) Member of Corporate Governance and Joint Operations Committee.

As at March 19, 2007, the directors and officers of Fairborne Energy, as a group, beneficially owned, directly or indirectly, or exercise control or direction over 3,685,177 Trust Units, representing approximately 7.7% of the issued and outstanding Trust Units, and 2,124,670 Exchangeable Shares, representing approximately 46.7% of the issued and outstanding Exchangeable Shares, resulting in an approximate total average ownership of 11.8% based upon an exchange ratio of 1:1.22101 as at March 15, 2007.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of our executive officers and directors, none of our proposed directors are, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity: (a) was the subject of a cease trading order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than thirty consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than thirty consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, none of such persons has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets within the last ten years. No proposed director of Fairborne Energy has been the subject of any penalties or sanctions imposed by a court relating to securities legislation or by securities regulatory authority or has entered into a settlement agreement with the securities regulatory authority or been the subject of any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Fairborne Energy will be subject to in connection with the operations of the Trust. In particular, certain of the directors and officers of Fairborne Energy are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with us or with entities which may, from time to time, provide financing to, or make equity investments in, our competitors. In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with us are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate and Terms of Reference

The Mandate of the Audit Committee of the board of directors of Fairborne Energy is attached hereto as Schedule "C".

Composition of the Audit Committee

The following table sets forth the names of each current member of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member:

Name and municipality of residence	Independent	Financially literate	Relevant education and experience
Robert B. Hodgins Calgary, Alberta	Yes	Yes	Mr. Hodgins is a Chartered Accountant (Ontario and Alberta) and holds a Bachelor of Arts in Business from the Richard Ivey School of Business. Mr. Hodgins recently retired from an executive role following a career that spanned more than 25 years with several senior Canadian corporations and is an investor and a corporate director. Most recently, from 2002 to 2004, he served as the Chief Financial Officer of Pengrowth Energy Trust. Beginning in April 1998 until October 2001, he was Vice President and Treasurer of Canadian Pacific Limited. Prior to that he was the Chief Financial Officer of TransCanada Pipelines Limited from 1993 to 1998 and held various other senior positions at TransCanada commencing in 1981. Mr. Hodgins is also a director of Enerflex Systems Ltd., Shiningbank Energy Ltd., MGM Energy Corp as well as Altagas General Partner Inc.
Michael E.J. Phelps Vancouver, BC	Yes	Yes	Mr. Phelps is Chairman of Dornoch Capital Inc., a private investment company. In 2003, the federal government appointed Mr. Phelps as Chairman of The Wise Persons' Committee, a panel developed to review Canada's system of securities regulation. From January 1988 to 2002, he served as President and Chief Executive Officer, and

Name and municipality of residence	Independent	Financially literate	Relevant education and experience
			subsequently as Chairman and Chief Executive Officer of Westcoast Energy Inc. Mr. Phelps sits on the Board of Directors of several public companies including: Spectra Energy Corporation, Canadian Pacific Railway Company and Canfor Corporation.
Rodney D. Wimer Bend, Oregon	Yes	Yes	Mr. Wimer is a graduate of the Stanford University Executive Program. Mr. Wimer is the Managing Director of Mazama Capital Partners (a private investment firm). Mr. Wimer serves as a director of EPCOR Power LP and is a general and limited partner and director of Fulcrum Power Services LP and a limted partner in Nesika Energy LLC and National BioFuels LP.

Pre-Approval of Policies and Procedures

The Trust has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by KPMG LLP: The audit committee approves a schedule which summarizes the services to be provided that the audit committee believes to be typical, recurring or otherwise likely to be provided by KPMG LLP. The schedule generally covers the period between the adoption of the schedule and the end of the year, but at the option of the audit committee, may cover a shorter or longer period. The list of services is sufficiently detailed as to the particular services to be provided to ensure that (i) the audit committee knows precisely what services it is being asked to pre-approve and (ii) it is not necessary for any member of the Trust's management to make a judgment as to whether a proposed service fits within the pre-approved services. Services that arise that were not contemplated in the schedule must be pre-approved by the audit committee chairman or a delegate of the audit committee. The full audit committee is informed of the services at its next meeting.

The Trust has not approved any non-audit services on the basis of the de minimis exemptions. All non-audit services are pre-approved by the Audit Committee in accordance with the pre-approval policy referenced herein.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by our external auditor in each of the last two fiscal years for audit services were $162,500 in 2006 and $137,500 in 2005.

Audit – Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance related services by our external auditor that are reasonably related to the performance of the audit or review of our financial statements that are not reported under "Audit Fees" above were $109,000 in 2006 and $189,807 in 2005. These services relate to securities filings including short form prospectuses, business acquisition reports and information circulars.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by our external auditor for tax compliance, tax advice and tax planning were $66,033 in 2006 and $53,150 in 2005.

All Other Fees

No other fees were billed in each of the last two fiscal years for products and services provided by our auditors other than services reported above.

DISTRIBUTIONS TO UNITHOLDERS

An objective of our distribution policy is to provide Unitholders with relatively stable and predictable monthly distributions. An additional objective is to retain a portion of cash flow to fund ongoing development and optimization projects designed to enhance the sustainability of our cash flow.

Although we strive to provide Unitholders with stable and predictable cash flows, the percentage of cash flow from operations paid to Unitholders each month may vary according to a number of factors, including, fluctuations in resource prices, exchange rates and production rates, reserves growth, the size of development drilling programs and the portion thereof funded from cash flow and our overall level of debt.

Since our formation, monthly cash distributions have been declared and paid in the following amounts:

For the Month Ended	Distributions per Unit	Payment Date
June 30, 2005	$0.11	July 15, 2005
July 31, 2005	$0.11	August 15, 2005
August 31, 2005	$0.11	September 15, 2005
September 30, 2005	$0.11	October 17, 2005
October 31, 2005	$0.11	November 15, 2005
November 30, 2005	$0.13	December 15, 2005
December 31, 2005	$0.13	January 16, 2005
January 31, 2006	$0.13	February 15, 2006
February 28, 2006	$0.13	March 15, 2006
March 31, 2006	$0.13	April 17, 2006
April 30, 2006	$0.13	May 15, 2006
May 31, 2006	$0.13	June 15, 2006
June 30, 2006	$0.13	July 17, 2006
July 31, 2006	$0.13	August 15, 2006
August 31, 2006	$0.13	September 15, 2006
September 30, 2006	$0.13	October 16, 2006
October 31, 2006	$0.13	November 15, 2006
November 30, 2006	$0.13	December 15, 2006
December 31, 2006	$0.13	January 15, 2007
January 31, 2007	$0.13	February 15, 2007
February 28, 2007	$0.13	March 15, 2007
Total	$2.63	

In certain circumstances, distributions may be restricted under our borrowing agreements (see "*Borrowings*").

Cash distributions paid to Unitholders in 2006 were 100% taxable as other income.

MARKET FOR SECURITIES

The Trust Units, the Exchangeable Shares and the Debentures are listed and traded on the TSX. The trading symbols for the Trust Units, the Exchangeable Shares and the Debentures are "FEL.UN", "FXL" and "FEL.DB", respectively.

Trading Price and Volume

The following sets forth trading information for our Trust Units as reported by the TSX for the periods indicated:

Period	High	Low	Volume
2006			
January	$17.19	$15.90	3,117,362
February	$16.58	$13.55	4,325,607
March	$15.75	$14.09	4,199,847
April	$17.00	$14.34	3,249,149
May	$15.70	$13.50	2,294,108
June	$14.44	$12.25	3,173,466
July	$15.30	$12.25	3,525,595
August	$15.75	$14.10	3,400,333
September	$14.95	$11.50	3,201,531
October	$13.74	$10.76	7,603,000
November	$11.40	$8.76	13,191,281
December	$10.57	$9.31	7,166,121
2007			
January	$10.51	$9.10	4,867,911
February	$10.37	$9.42	3,817,526
March (1-26)	$9.94	$8.51	7,399,565

The following sets forth trading information for the Exchangeable Shares as reported by the TSX for the periods indicated:

Period	High	Low	Volume
2006			
January	$16.90	$16.90	305,502
February	$16.70	$16.50	7,127
March	$ n/a	$ .n/a	0
April	$16.70	$16.70	100
May	$15.40	$14.56	2,993
June	$15.40	$13.61	50,669
July	$15.75	$13.75	6,685
August	$17.30	$15.61	19,827
September	$13.50	$13.50	786
October	$15.37	$10.57	38,237
November	$ n/a	$ .n/a	0
December	$ n/a	$ .n/a	0
2007			
January	$14.50	$12.00	5,787
February	$12.30	$11.90	2,300
March (1-26)	$11.50	$10.40	7,687

The following sets forth trading information for the Debentures since they began trading on the TSX:

Period	High	Low	Volume
2006			
October (31)	$1,010	$1,004	11,968
November..................	$980	$930	7,978
December..................	$965	$936	6,968
2007			
January......................	$967	$913	7,801
February....................	$980	$945	3,761
March (1-26).............	$970	$910	9,452

Prior Sales

No securities of the Trust or its subsidiaries were sold during the most recently completed financial year other than the Debentures. See "*Borrowings – Convertible Unsecured Subordinated Debentures*".

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation, and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia, and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Fairborne in a manner materially different than they would affect other oil and gas trusts of similar size. All current legislation is a matter of public record and Fairborne is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Oil prices are primarily based on worldwide supply and demand. The specific price depends in part on oil quality, prices of competing fuels, distance to market, value of refined products, the supply/demand balance, and other contractual terms. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia, and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements, and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. In addition, the pro-rationing of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America, and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada United States Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price subject to an exception with respect to certain voluntary measures which only restrict the volume of exports; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector by 2010 and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection, and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur, and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery, and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays, and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to eliminate, amend or allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

The Canadian federal corporate income tax rate levied on taxable income is 22.1% effective January 1, 2007 for active business income including resource income. With the elimination of the corporate surtax effective January 1, 2008 and other rate reductions introduced in the 2006 Federal Budget, the federal corporate income tax rate will decrease to 19% in three steps: 20.5% on January 1, 2008, 20% on January 1, 2009 and 19% on January 1, 2010.

Alberta

In Alberta, companies are granted the right to explore, produce and develop petroleum and natural gas resources in exchange for royalties, bonus bid payments and rents. Currently, the amount of royalties that are payable is influenced by the oil production, density of the oil, and the vintage of the oil. Originally, the vintage classified oil in "new oil" and "old oil" depending on when the oil pools were discovered. If discovered prior to March 31, 1974 it is considered "old oil", if discovered after March 31, 1974 and before September 1, 1992, it is considered "new oil". The Alberta government introduced in 1992 a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 1, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

The royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997, and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

Regulations made pursuant to the Mines and Minerals Act (Alberta) provided various incentives for exploring and developing oil reserves in Alberta. However, the Alberta Government announced in August of 2006 that four royalty programs were to be amended, a new program was to be introduced and the Alberta Royalty Tax Credit Program ("**ARTC**") was to be eliminated, effective January 1, 2007. The programs affected by this announcement are: (i) Deep Gas Royalty Holiday; (ii) Low Productivity Well Royalty Reduction; (iii) Reactivated Well Royalty Exemption; and (iv) Horizontal Re-Entry Royalty Reduction. The program being introduced is the Innovative Energy Technologies Program (the "**IETP**") which is intended to promote the producers' investment in research, technology and innovation for the purposes of improving environmental performance while creating commercial value. The IETP provides royalty reductions which are presumed to reduce financial risk. Alberta Energy will be the one to decide which projects qualify and the level of support that will be provided. The deadline for the IETP's third round of applications is May 31, 2007.

On February 16, 2007, the Alberta Government announced that a review of the province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil, gas and oil sands will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The purpose of this process is to ensure that Albertans are receiving a fair share from energy development through royalties, taxes and fees. The issues to be reviewed during this examination process are: (i) undertaking a comparison of Alberta's royalty system to other oil and gas producing jurisdictions, taking into account investment economics and industry returns and risks in Alberta; (ii) whether Alberta's royalty system is sufficiently sensitive to market conditions; (iii) whether the current revenue minus cost system for oil sands royalties is optimal; (iv) which programs built into the existing royalty system should be retained or strengthened, and which should be adapted or eliminated; (v) how the tax treatment of the oil and gas sector compares to other sectors and jurisdictions; (vi) the economic and fiscal impacts of any possible changes to the royalty and corporate tax structures; and (vii) how existing resource development should be treated if changes are to be made to the fiscal regime. The review panel is to produce a final report that will be presented to the Minister of Finance by August, 31, 2007.

British Columbia

Producers of oil and natural gas in the Province of British Columbia are required to pay annual rental payments with respect to the Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands. The amount payable as a royalty in respect of oil depends on the type of oil, the value of the oil, the quantity of oil produced in a month, and the vintage of the oil. Generally, the vintage of oil is based on the determination of whether the oil is produced from a pool discovered before October 31, 1975 (old oil), between October 31, 1975, and June 1, 1998 (new oil), or after June 1, 1998 (third-tier oil). The royalty rates are calculated in three stages, which take into account the vintage of the oil, if the oil produced has already been sold and any royalty exempt value applicable (exempt wells). Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production or 11,450m3 produced, whichever comes first;

and the royalties for third-tier oil are the lowest reflecting the higher costs of exploration and extraction that the producers would incur. The royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the price obtained by the producer, and a prescribed minimum price. However, when the reference price is below the select price (a parameter used in the royalty rate formula), the royalty rate is fixed. As an incentive for the production and marketing of natural gas, which may have been flared, natural gas produced in association with oil has a lower royalty then the royalty payable on non-conservation gas.

On May 30, 2003, the Ministry of Energy and Mines for the Province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands ("**Strategy**"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties and regulatory reduction, and British Columbia service sector opportunities. In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia's heartlands.

Some of the financial incentives in the Strategy include:

- Royalty credits of up to $30 million annually towards the construction, upgrading, and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

- Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

On February 27, 2007 the Government of British Columbia unveiled the Energy Plan outlining the Province's strategy towards the environment and which includes targeting for zero net greenhouse gas emissions, promoting new investments in innovation, and becoming the world's leader in sustainable environmental management. With regards to the oil and gas industry the objective is to achieve clean energy through conservation and energy efficient practices, whilst competitiveness is advocated in order to attract investment for the development of the oil and gas sector. Among the changes to be implemented are: (i) a new of Net Profit Royalty Program; (ii) the creation of a Petroleum Registry; (iii) the establishing of an infrastructure royalty program (combining roads and pipelines); (iv) the elimination of routine flaring at producing wells; (v) the creation of policies and measures for the reduction of emissions; (vi) the development of unconventional resources such as tight gas and coalbed gas; and (vii) new the Oil and Gas Technology Transfer Incentive Program that encourages the research, development and use of innovative technologies to increase recoveries from existing reserves and promotes responsible development of new oil and gas reserves.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month, and the value of the oil. For Crown royalty and freehold production tax purposes, crude oil is considered "heavy oil", "southwest designated oil", or "non-heavy oil other than southwest designated oil". The conventional royalty and production tax classifications ("**fourth tier oil**" introduced October 1, 2002, "third tier oil", "new oil", or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45% for "old oil".

The amount payable as a royalty in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas, and the vintage of the natural gas. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas. The royalty and production tax classifications of gas production are "fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas", and "old gas". The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas". The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

- A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic metres in a month.

- A modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002, was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

- The elimination of the re entry and short section horizontal oil well royalty/tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002, will receive the "fourth tier" royalty/ tax rates and new incentive volumes.

In 1975, the Government of Saskatchewan introduced a Royalty Tax Rebate ("**RTR**") as a response to the federal government disallowing crown royalties and similar taxes as a deductible business expense for income tax purposes. As of January 1, 2007, the remaining balance of any unused RTR will be limited in its carry forward to five years since the federal government had the initiative to reintroduce the full deduction of provincial resource royalties from federal and provincial taxable income.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences, and permits for varying terms from two years, and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) (the "**EPEA**"), which came into force on September 1, 1993, and the Oil and Gas Conservation Act (Alberta) (the "**OGCA**"). The EPEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations, and significantly increased penalties. In 2006, the Alberta Government enacted regulations pursuant to the EPEA to specifically target sulphur oxide and nitrous oxide emissions from industrial operations including the oil and gas industry. No additional expenses are foreseen that are associated with complying with the new regulations. Fairborne will be committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment, and will be taking such steps as required to ensure compliance with the EPEA and similar legislation in other jurisdictions in which it operates. We believe that we are in material compliance with applicable environmental laws and regulations. We also believe that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

British Columbia's Environmental Assessment Act became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental review process.

In December, 2002, the Government of Canada ratified the Kyoto Protocol ("**Protocol**"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 "business-as-usual" levels between 2008 and 2012. Given revised estimates of Canada's normal emissions levels, this target translates into an approximately 40% gross reduction in Canada's current emissions. It remains uncertain whether the Kyoto target of 6% below 1990 emission levels will be enforced in Canada. The Federal Government has introduced legislation aimed at reducing greenhouse gas emissions using a "intensity based" approach, the specifics of which have yet to be determined. Bill C-288, which is intended to ensure that Canada meets its global climate change obligations under the Kyoto Protocol, was passed by the House of Commons on February 14, 2007. As details of the implementation of this legislation have not yet been announced, the effect on our operations cannot be determined at this time.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. A tight supply-demand balance for natural gas causes significant elasticity in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Changes to any of these or other factors create price volatility.

Crude oil is influenced by the world economy, Organization of the Petroleum Exporting Countries' ability to adjust supply to world demand and weather. Crude oil prices have been kept high by political events causing disruptions in the supply of oil and concern over potential supply disruptions triggered by unrest in the Middle East and more recently have been impacted by weather and recently increased storage levels. Political events trigger large fluctuations in price levels.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is the fairly consistent "renewal" of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. Fairborne will have to compete with these companies and others to attract qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol, and other environmental iniatives, will have on the sector and, in more recent times, by the October 31, 2006 proposals of the Federal government of Canada relating to income trusts and other "specified investment flow-through" entities. See "Risk Factors – Proposed Federal Tax Changes".

Generally during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry, although the level of same was negatively impacted by the October 31, 2006 Proposals. Fairborne will compete with numerous new companies and their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Fairborne may have to rely on internally generated funds to conduct their exploration and developmental programs.

RISK FACTORS

The following is a summary of certain risk factors relating to our business which prospective investors should carefully consider before deciding whether to purchase Trust Units, Exchangeable Shares and/or Debentures.

Volatility of Oil and Natural Gas Prices

Our operational results and financial condition of our operating entities, and therefore the amounts we pay to Unitholders, will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on our financial condition and therefore on the cash available to be distributed to Unitholders. We may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges. If we hedge our commodity price exposure, we will forego the benefits we would otherwise experience if commodity prices were to increase. In addition, commodity hedging activities could expose us to losses. To the extent that we engage in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which we contract.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and cash flows to be derived therefrom, including many factors beyond our control. The reserve and associated cash flow information set forth in this Annual Information Form represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. Our actual production, revenues and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ and Sproule have used both constant and forecast price and cost estimates in calculating reserve quantities included in this Annual Information Form. Actual future net cash flows will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived therefrom will vary from the estimates contained in the engineering reports summarized in this Annual Information Form, and such variations could be material. The Trust Engineering Report is based in part on the assumed success of activities we intend to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the engineering reports summarized in this Annual Information Form will be reduced to the extent that such activities do not achieve the level of success assumed in the engineering reports summarized in this Annual Information Form.

Variations in Interest Rates and Foreign Exchange Rates

An increase in interest rates could result in a significant increase in the amount we pay to service debt, resulting in a decrease in distributions to Unitholders, as well as impact the market price of the Trust Units.

World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact our operating entities net production revenue.

In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by our operating entities of fewer Canadian dollars for its production which may affect future distributions. To the extent that we engage in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates will impact future distributions and the future value of our reserves as determined by independent evaluators.

Changes in Legislation

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource taxation, may in the future be changed or interpreted in a manner that adversely affects us and our Unitholders. Tax authorities having jurisdiction over us or Unitholders may disagree with how we calculate our income for tax purposes or could change administrative practises to our detriment or the detriment of Unitholders. See also "*Proposed Federal Tax Changes*".

We intend to continue to qualify as a mutual fund trust for purposes of the Tax Act. We may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should our status as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for us and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- We would be taxed on certain types of income distributed to Unitholders, including income generated by the royalties held by us. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

- We would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

- Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

- Trust Units would not constitute qualified investments for registered retirement savings plans ("**RRSPs**"), registered retirement income funds ("**RRIFs**"), registered education savings plans ("**RESPs**") or deferred profit sharing plans ("**DPSPs**"). If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1 per cent of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Customs and Revenue Agency.

In addition, we may take certain measures in the future to the extent we believe necessary to ensure that we maintain the status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units, particularly non-residents of Canada as defined in the Tax Act. See "*Risk Factors – Non-Resident Ownership of Trust Units*".

Proposed Federal Tax Changes

On October 31, 2006 the Federal Minister of Finance proposed to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders (the "**October 31 Proposals**"). On December 21, 2006 the Federal Minister of Finance released draft legislation to implement the

October 31, 2006 Proposals pursuant to which, commencing January 1, 2011 (provided Fairborne only experiences "normal growth" and no "undue expansion" before then) certain distributions from us which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level. Assuming the October 31 Proposals are ultimately enacted in their form, the implementation of such legislation would be expected to result in adverse tax consequences to us and certain Unitholders (including most particularly Unitholders that are tax deferred or non-residents of Canada) and may impact cash distributions from us.

Management believes that the October 31 Proposals may reduce the value of the Trust Units, which would be expected to increase the cost to Fairborne of raising capital in the public capital markets. In addition, management believes that the October 31 Proposals are expected to: (a) substantially eliminate the competitive advantage that Fairborne and other Canadian energy trusts enjoy relative to their corporate peers in raising capital in a tax-efficient manner; and (b) place Fairborne and other Canadian energy trusts at a competitive disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity level taxation. The October 31 Proposals are also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may become more difficult for us to compete effectively for acquisition opportunities. There can be no assurance that we will be able to reorganize our legal and tax structure to substantially mitigate the expected impact of the October 31 Proposals.

Further, the proposals provide that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" could result in the transition period being "revisited", presumably with the loss of the benefit to us of that transitional period. As a result, the adverse tax consequences resulting from the proposals could be borne sooner than January 1, 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a "specified investment flow-through's" ("**SIFT**") market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT's issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units). Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

(a) new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

(b) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(c) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

Our market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $594 million, which means our "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $234 million, and for each of calendar 2008, 2009 and 2010 is an additional approximately $119 million (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006).

While these guidelines are such that it is unlikely they would affect our ability to raise the capital required to maintain and grow our existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and our ability to undertake more significant acquisitions.

It is not known at this time when the October 31 Proposals will be enacted by Parliament, if at all, or whether the October 31 Proposals will be enacted in the form currently proposed or new proposals will be proposed or enacted.

Maintenance of Distributions

We conduct limited exploration activities for oil and natural gas reserves. Instead, we add to our oil and natural gas reserves primarily through development and acquisitions. As a result, future oil and natural gas reserves are highly dependent on our operating entities success in exploiting existing properties and acquiring additional reserves. We also distribute a significant portion of our net cash flow to Unitholders rather than reinvesting it in reserve additions. Accordingly, if external sources of capital, including the issuance of additional Trust Units, become limited or unavailable on commercially reasonable terms, our operating entities ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves may be impaired. To the extent that our operating entities are required to use cash flow to finance capital expenditures or property acquisitions, the level of cash flow available for distribution to Unitholders may be reduced. Additionally, we cannot guarantee that we will be successful in developing additional reserves or acquiring additional reserves on terms that meet our investment objectives. Without these reserve additions, our reserves will deplete and as a consequence, either production from, or the average reserve life of, our properties will decline. Either decline may result in a reduction in the value of Trust Units and in a reduction in cash available for distributions to Unitholders.

Operational Matters

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of ours to certain of its oil and gas properties. A reduction of the income available for distributions could result in such circumstances.

Depletion of Reserves

Distributions of income from our properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. We will not be reinvesting cash flow in the same manner as other industry participants as we conduct only minimal exploratory activities; nor to the same extent as other industry participants as one of our main objectives is to maximize long-term distributions. Accordingly, absent capital injections, our initial production levels and reserves will decline and the level of income available for distributions will be reduced.

Our future oil and natural gas reserves and production, and therefore our cash flows, will be highly dependent on our success in exploiting our reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, our reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and natural gas reserves will be impaired. To the extent that we are required to use cash flow to finance capital expenditures or property acquisitions, the level of income available for distributions will be reduced.

There can be no assurance that we will be successful in developing or acquiring additional reserves on terms that meet our investment objectives.

Non-Resident Ownership of Trust Units

In order for us to maintain our status as a mutual fund trust under the Tax Act, we must not be established or maintained primarily for the benefit of non-residents of Canada ("**non-residents**") within the meaning of the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of non-residents. The Trust Indenture provides that, except as permitted under the Tax Act, the Trust shall endeavour to satisfy the requirements of the Tax Act that the Trust at all times continue to qualify as a "unit trust" and a "mutual fund trust". The Trust Indenture further provides that the Trust, by or through Fairborne Energy on the Trust's behalf may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust, and ownership of the Trust Units. If at any time the Trust or Fairborne Energy becomes aware that the activities of the Trust, and/or ownership of the Trust Units by non-residents may threaten the status of the Trust under the Tax Act, as a "unit trust" or a "mutual fund trust" the Trust, by or through the Fairborne Energy on the Trust's behalf, is authorized to take such actions may be necessary in the opinion of the Fairborne Energy to maintain that status of the Trust as a "unit trust" and a "mutual fund trust", without limitation, the imposition of restrictions on the issuance by the Trust of Trust Units or the transfer by any Unitholder of Trust Units to a non-resident and/or require the sale of Trust Units by non-resident Unitholders on a basis determined by Fairborne Energy and/or suspend distribution and/or other rights in respect of Trust Units held by Non-Resident Unitholders transferred contrary to the foregoing provisions or not sold in accordance with the requirements thereof.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require our operating entities to incur costs to remedy such discharge. Although we believe that we are in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect our financial condition, results of operations or prospects. See "*Industry Conditions – Environmental Regulation*".

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so called "greenhouse gases". Fairborne's exploration and production facilities and other operations and activities emit greenhouse gases which will likely subject Fairborne to possible future legislation regulating emissions of greenhouse gases. The Government of Canada has proposed a Bill, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those included in Alberta's Climate Change and Emissions Management Act (partially in force), may require the reduction of emissions (or emissions intensity) produced by Fairborne's expected operations and facilities. The direct or indirect costs of these regulations may adversely affect the expected business of Fairborne. See "*Industry Conditions – Environmental Regulation*".

Debt Service

Fairborne Energy may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by Fairborne Energy may impair Fairborne Energy's ability to satisfy its obligations under the Notes. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Fairborne Energy of its obligations under the Notes. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Pursuant to credit facilities established by Fairborne Energy, Fairborne Energy is restricted from making distributions to the Trust, including payments of principal and interest under the Notes in various circumstances which include, but are not limited to, the following: (i) a default or event of default under our credit facilities has occurred and is continuing; and (ii) outstanding loans under our credit facilities exceeded the borrowing base set by our lenders thereunder until such time as such outstanding loans are reduced below the borrowing base. This may restrict the ability of Fairborne Energy to pay interest or principal on any indebtedness to the Trust, including the Notes, and therefore may limit or eliminate cash available for distribution.

Lenders have been provided with security over all of the assets of Fairborne Energy. If Fairborne Energy becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of Fairborne Energy.

Insurance

Our involvement in the exploration for and development of oil and natural gas properties may result in us becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling our operating entities will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, our operating entities may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to us. The occurrence of a significant event that we are not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on our operating subsidiaries financial position, results of operations or prospects and will reduce income otherwise distributable to us.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "*Industry Conditions*". Our operations may require licenses from various governmental authorities. There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at our projects.

Competition

There is strong competition relating to all aspects of the oil and gas industry. There are numerous trusts in the oil and gas industry, who are competing for the acquisitions of properties with longer life reserves and properties with exploitation and development opportunities. As a result of such increasing competition, it will be more difficult to acquire reserves on beneficial terms. We also compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies and trusts, many of which have significantly greater financial and other resources than we do.

Maintenance of Distributions

We conduct limited exploration activities for oil and natural gas reserves. Instead, we add to our oil and natural gas reserves primarily through development and acquisitions. As a result, future oil and natural gas reserves are highly dependent on our operating entities success in exploiting existing properties and acquiring additional reserves. We also distribute a significant portion of our net cash flow to Unitholders rather than reinvesting it in reserve additions. Accordingly, if external sources of capital, including the issuance of additional Trust Units, become limited or unavailable on commercially reasonable terms, our operating entities ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves may be impaired. To the extent that our operating entities are required to use cash flow in excess of the amount we customarily retain to finance capital expenditures or property acquisitions, the level of cash flow available for distribution to Unitholders may be reduced. Additionally, we cannot guarantee that we will be successful in developing additional reserves or acquiring additional reserves on terms that meet our investment objectives. Without these reserve additions, our reserves will deplete and as a consequence, either production from, or the average reserve life of, our properties will decline. Either decline may result in a reduction in the value of Trust Units and in a reduction in cash available for distributions to Unitholders.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to our operating entities, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of properties or the establishment by the operator of reserves for such expenses.

Reliance on Management

Unitholders will be dependent on the management of Fairborne Energy in respect of the administration and management of all matters relating to our operations. Fairborne Energy, as of December 31, 2005, operated approximately 95% of our total daily production. Investors who are not willing to rely on the management of Fairborne Energy should not invest in the Trust Units or Exchangeable Shares.

Expansion of Operations

The operations and expertise of management are currently focused on conventional oil and gas production and development in the Western Canadian Sedimentary Basin. In the future, we may acquire oil and gas properties outside this geographic area. In addition, the Trust Indenture does not limit our activities to oil and gas production and development, and we could acquire other energy related assets, such as oil and natural gas processing plants or pipelines. Expansion of our activities into new areas may present new additional risks or alternatively, significantly increase the exposure to one or more of the present risk factors which may result in our future operational and financial conditions being adversely affected.

Net Asset Value

Our net asset value from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units and Exchangeable Shares from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than our net asset value.

Additional Financing

In the normal course of making capital investments to maintain and expand our oil and gas reserves additional Trust Units are issued from treasury which may result in a decline in production per Trust Unit and reserves per Trust Unit. Additionally, from time to time we issue Trust Units from treasury in order to reduce debt and maintain a more optimal capital structure. Conversely to the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and gas reserves will be impaired. To the extent that we are required to use cash flow to finance capital expenditures or property acquisitions or to pay debt service charges or to reduce debt, the level of income available for distributions will be reduced.

Return of Capital

Trust Units will have no value when our oil and gas properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense and are not comparable to bonds or other fixed yield securities, where investors are entitled to a full return of the principal amount of debt on maturity in addition to a return on investment through interest payments. Distributions represent a blend of *return of* Unitholders initial investment and a *return on* Unitholders initial investment.

Unitholders have a limited right to require us to repurchase their Trust Units, which is referred to as a redemption right. See "*Additional Information Respecting the Trust – Redemption Right*". It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. The right to receive cash in connection with a redemption is subject to limitations. Any securities which may be distributed *in specie* to Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

Taxation of Fairborne Energy

Fairborne Energy is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture. During the period that Exchangeable Shares issued by Fairborne Energy are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. Fairborne Energy intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and non-capital losses carried forward from Fairborne, if any, plus resource pools and UCC created by capital expenditures of Fairborne Energy. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of Fairborne Energy, then cash taxes would be payable by Fairborne Energy. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against Fairborne Energy, it could materially adversely affect the amount of Distributable Cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Trust Units rather than in cash. Trust Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Fairborne Energy. The Trust Units represent a fractional interest in our assets. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. Our sole assets will be the Notes and other investments in securities of our operating entities. The price per Trust Unit is a function of anticipated income available for distributions, the oil and gas assets acquired by us and our ability to effect long-term growth in the value of our assets. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and our ability to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, we are not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

Because of uncertainties in the law relating to investment trusts there is a risk that a Unitholder could be held personally liable for obligations of the Trust (to the extent that claims are not satisfied by the Trust) in respect of contracts or undertakings which the Trust enters into and for certain liabilities arising otherwise than out of contract including claims in tort, claims for taxes and possibly certain other statutory liabilities.

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Trust Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Trust Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all reasonable efforts are to be taken to ensure that all written contracts entered into by or on behalf of the Trust contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation. It is unlikely, however, that personal liability will attach in Canada to the holders of Trust Units for claims arising out of any agreement or contract containing such a disavowal and limitation of liability. It is also considered unlikely that personal liability will attach in Canada to the holders of Trust Units for claims in tort, claims for taxes and possibly certain other statutory liabilities. In the event that a Unitholder is required to satisfy any obligation of the Trust, such Unitholder will be entitled to reimbursement from any available assets in the Trust.

In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in force in Alberta on June 30, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

HUMAN RESOURCES

General

We currently employ 111 full-time employees, of which 63 are located in the head office and 43 are field employees, and 5 part-time consultants. We intend to add additional professional and administrative staff as the need arises.

Technical Services Agreement

Fairborne Energy and Fairquest have entered into the Technical Services Agreement, pursuant to which Fairborne Energy personnel are concurrently employed by Fairquest and provide services in respect of the management, development, exploitation and operation of the assets acquired by Fairquest pursuant to the plan of arrangement. Fairborne Energy also provides Fairquest with various administrative services, as well as access to geological and technical data relating to their assets. Pursuant to the Technical Services Agreement, Fairborne Energy and Fairquest pay their proportionate share of the general and administrative costs of Fairborne Energy, after all recoveries, based upon their respective level of oil and natural gas production relative to their combined level of oil and natural gas production and their respective level of capital expenditures relative to combined capital spending. The Technical Services Agreement is subject to termination upon six months notice by either party.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of Fairborne Energy, any holder of Trust Units or Exchangeable Shares who beneficially owns more than 10% of the outstanding Trust Units or Exchangeable Shares respectively, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or will materially affect us other than as follows:

1. Pursuant to a plan of arrangement, Fairborne Energy acquired, effective July 2, 2003, all of the outstanding shares of Pivotal Energy Ltd. ("**Pivotal**"). Mr. Richard A. Walls, the former President, Chief Executive Officer and a director of Fairborne was also a director of Pivotal. Mr. Walls beneficially owned, directly or indirectly, 966,343 common shares of Pivotal ("**Pivotal Common Shares**") and held options to acquire 75,000 Pivotal Common Shares. The Pivotal Common Shares and the options to acquire Pivotal Common Shares were exchanged for Common Shares and options to acquire Common Shares pursuant to the plan of arrangement on the same basis as other Pivotal shareholders and optionholders;

2. Certain directors and executive officers, and certain former directors and executive officers, of Fairborne Energy have participated in private placements and public offerings of Common Shares prior to completion of the 2005 Arrangement, including Common Shares issued on a "flow-through" basis, on the same terms as other arm's length subscribers to such offerings; and

3. In connection with the 2005 Arrangement pursuant to which the Trust was organized effective June 1, 2005 directors and executive officers of Fairborne Energy held options to acquire Common Shares which were either exercised on a cashless exercise basis or paid out in cash based on their intrinsic value immediately prior to completion of the 2005 Arrangement. In addition, certain of the directors and officers of Fairborne

Energy held common share purchase warrants which were exercised on a cashless exercise basis prior to completion of the 2005 Arrangement.

4. Pursuant to the Fairquest Arrangement, Fairborne Energy has agreed to acquire, subject to satisfaction of certain conditions as set forth in the Fairquest Arrangement Agreement, all of the issued and outstanding Fairquest Shares. Mr. Richard A. Walls, the Chairman and a director of Fairborne Energy, is also the President and Chief Executive Officer and a director of Fairquest. Mr. Walls owns, directly or indirectly, or exercises control or direction over, 2,028,875 Fairquest Shares. In addition, Mr. Walls holds 150,000 Fairquest Options and 650,000 Fairquest Warrants. The other directors and executive officers of Fairborne Energy own, directly or indirectly, or exercise control or direction over, or hold, as the case may be, an aggregate of 3,186,567 Fairquest Shares, 275,000 Fairquest Options and 2,040,334 Fairquest Warrants. The Fairquest Shares will be exchanged pursuant to the Fairquest Arrangement for Trust Units on the same basis as all other holders of Fairquest Shares. Any unexercised Fairquest Options outstanding at the effective date of completion of the Fairquest Arrangement will be terminated. In connection with the Fairquest Arrangement, the Fairquest Warrants will become exercisable for Trust Units rather than Fairquest Shares, following completion of the Fairquest Arrangement, based upon the same exchange ratio upon which the Fairquest Shares are being exchanged for Trust Units under the Fairquest Arrangement.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under NI 51-102 by us during, or related to, our most recently completed financial year other than GLJ and Sproule, our independent engineering evaluators and KPMG LLP, as auditors. None of the principals of GLJ and Sproule had any registered or beneficial interests, direct or indirect, in any of our securities or other property or of our associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them. KPMG LLP, our auditors, are independent in accordance with the auditor's rules of professional conduct in Alberta.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of the Corporation, there are no legal proceedings material to the Corporation to which the Corporation is or was a party to or of which any of its properties is or was the subject of, during the financial year ended December 31, 2006 nor are there any such proceedings known to the Corporation to be contemplated.

To the knowledge of the Corporation, there were no (i) penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority during the Corporation's last financial year, (ii) penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements the Corporation entered into with a court relating to securities legislation or with a securities regulatory authority during the last financial year.

MATERIAL CONTRACTS

The only material contracts entered into by us since our formation and which are presently material, other than during the ordinary course of business, are as follows:

1. the Trust Indenture;
2. the Note Indenture;
3. the Debenture Indenture;
4. the Administration Agreement;
5. the Support Agreement;
6. the Voting and Exchange Trust Agreement; and

7. the Fairquest Arrangement Agreement.

Copies of these documents have been filed on SEDAR at www.sedar.com.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 2700, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the Trust Units, the Exchangeable Shares and the Debentures.

ADDITIONAL INFORMATION

Additional information including information relating to remuneration and indebtedness of directors and officers of Fairborne Energy, principal holders of the Trust Units, Exchangeable Shares and securities authorized for issuance under our equity compensation plans, will be contained in the information circular relating to our annual meeting of Unitholders to be held on May 25, 2007. Additional financial information is provided in our comparative financial statements and management discussion and analysis of financial results for the year ended December 31, 2006 which can be found in the Trust's 2006 Annual Report to Unitholders. Alternatively, additional information relating to us is available on SEDAR at *www.sedar.com*.

For copies of our information circular, our comparative consolidated financial statements, including any interim consolidated comparative financial statements and additional copies of the Annual Information Form please contact:

Fairborne Energy Trust
c/o Fairborne Energy Ltd.
Suite 3400, 450 - 1st Street S.W.
Calgary, Alberta T2P 5H1
Tel: (403) 290-3217
Fax: (403) 290-7724

SCHEDULE "A"
FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Fairborne Energy Ltd. on behalf of Fairborne Energy Trust (collectively, "Fairborne") are responsible for the preparation and disclosure of information with respect to Fairborne's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated Fairborne's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the board of directors of Fairborne Energy has

(a) reviewed Fairborne's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors of Fairborne Energy has reviewed Fairborne's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 6th day of March, 2007.

(signed) "*Steven R. VanSickle*"
Steven R. VanSickle
President and Chief Executive Officer

(signed) "*Aaron G. Grandberg*"
Aaron G. Grandberg
Vice-President and Chief Financial Officer

(signed) "*Johannes J. Nieuwenburg*"
Johannes J. Nieuwenburg
Director and Chairman of the Reserves Committee

(signed) "*Robert B. Hodgins*"
Robert B. Hodgins
Director and Member of the Reserves Committee

SCHEDULE "B"
FORM 51-101F2
REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the board of directors of Fairborne Energy Trust (the "**Company**"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2006. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have evaluated on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)			
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	January 25, 2007	Canada	-	$419,077	-	$419,077

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above.

DATED at Calgary, Alberta this 12th day of February, 2007.

GLJ Petroleum Consultants Ltd.

Per: (signed) *"Doug Sutton"*
Doug R. Sutton, P.Eng.

FORM 51-101F2
REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the board of directors of Fairborne Energy Trust ("**Fairborne**" or the "**Company**"):

1. We have evaluated Fairborne's CBM Reserves and Conventional Oil and Gas Reserves Data in the Bashaw, Clive and Erskine/Nevis areas, as at December 31, 2006. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using Sproule and GLJ's forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2006 using GLJ's constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using GLJ's forecast prices and costs on a before tax basis and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have evaluated on to the Company's Management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)			
			Audited	Evaluated	Reviewed	Total
Sproule Associates Limited	Evaluation of certain P & NG reserves of Fairborne Energy Trust, as of December 31, 2006, prepared January to February 2007 (GLJ's forecast prices and costs)	Canada	-	$187,683	-	$187,683

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above.

DATED at Calgary, Alberta this 6th day of March, 2007.

Sproule Associates Limited

Per: (signed) "*Lucia M. Precul*"
Lucia M. Precul, P.Eng
Associate

Per: (signed) "*Alec Kovaltchouk*"
Alec Kovaltchouk, P.Geol.
Associate

Per: (signed) " *R. Keith MacLeod*"
R. Keith MacLeod, P. Eng.
Executive Vice-President

SCHEDULE "C"
MANDATE OF THE AUDIT COMMITTEE

Role and Objective

The Audit Committee (the "**Committee**") is a committee of the board of directors (the "**Board**") of Fairborne Energy Ltd. ("**Fairborne**"), in its capacity as the administrator of Fairborne Energy Trust (the "**Trust**"), to which the Board has delegated its responsibility for the oversight of the following respecting the Trust:

1. nature and scope of the annual audit;

2. the oversight of management's reporting on internal accounting standards and practices;

3. the review of financial information, accounting systems and procedures;

4. financial reporting and financial statements,

and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Committee are as follows:

1. To assist directors of Fairborne ("**Directors**") in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Trust and related matters;

2. To provide better communication between Directors and external auditors;

3. To enhance the external auditor's independence;

4. To increase the credibility and objectivity of financial reports; and

5. To strengthen the role of the outside Directors by facilitating in depth discussions between Directors on the Committee, management of Fairborne ("**Management**") and external auditors.

Membership of Committee

1. The Committee will be comprised of at least three (3) Directors or such greater number as the Board may determine from time to time and all members of the Committee shall be "independent" (as such term is used in Multilateral Instrument 52-110 — Audit Committees ("**MI 52-110**") unless the Board determines that the exemption contained in MI 52-110 is available and determines to rely thereon.

2. The Board may from time to time designate one of the members of the Committee to be the Chair of the Committee.

3. All of the members of the Committee must be "financially literate" (as defined in MI 52-110) unless the Board determines that an exemption under MI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of MI 52-110.

Mandate and Responsibilities of Committee

It is the responsibility of the Committee to:

1. Oversee the work of the external auditors, including the resolution of any disagreements between Management and the external auditors regarding financial reporting.

2. Satisfy itself on behalf of the Board with respect to the Trust's internal control systems.

3. Review the annual and interim financial statements of the Trust and related management's discussion and analysis ("**MD&A**") prior to their submission to the Board for approval. The process should include but not be limited to:

   - reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;
   - reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;
   - reviewing accounting treatment of unusual or non-recurring transactions;
   - ascertaining compliance with covenants under loan agreements;
   - reviewing disclosure requirements for commitments and contingencies;
   - reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
   - reviewing unresolved differences between Management and the external auditors; and
   - obtain explanations of significant variances with comparative reporting periods.

4. Review the financial statements, prospectuses, MD&A, annual information forms ("**AIF**") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of the Trust's disclosure of all other financial information and will periodically assess the accuracy of those procedures.

5. With respect to the appointment of external auditors by the Board:

   - recommend to the Board the external auditors to be nominated;
   - recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors will report directly to the Committee;
   - on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Trust to determine the auditors' independence;
   - when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and
   - review and pre-approve any non-audit services to be provided to the Trust or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that the member(s) report to the Committee at the next scheduled meeting such pre-approval and the member(s) comply with such other procedures as may be established by the Committee from time to time.

6. Review with external auditors (and internal auditor if one is appointed by the Trust) their assessment of the internal controls of the Trust, their written reports containing recommendations for improvement, and Management's response and follow-up to any identified weaknesses. The Committee will also review

annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Trust and its subsidiaries.

7. Review risk management policies and procedures of the Trust (i.e. hedging, litigation and insurance).

8. Establish a procedure for:

   - the receipt, retention and treatment of complaints received by the Trust regarding accounting, internal accounting controls or auditing matters; and

   - the confidential, anonymous submission by employees of the Trust of concerns regarding questionable accounting or auditing matters.

9. Review and approve the Trust's and its subsidiary's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of the Trust.

The Committee has authority to communicate directly with the internal auditors (if any) and the external auditors of the Trust. The Committee will also have the authority to investigate any financial activity of the Trust. All employees of the Trust are to cooperate as requested by the Committee.

The Committee may also retain persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at such compensation as established by the Committee and at the expense of the Trust without any further approval of the Board.

Meetings and Administrative Matters

1. At all meetings of the Committee every resolution will be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting will be entitled to a second or casting vote.

2. The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

3. A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Committee or the Board.

4. Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee will be taken. The Chief Financial Officer of Fairborne will attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

5. The Committee will meet with the external auditor at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditor and the Committee consider appropriate.

6. Agendas, approved by the Chair, will be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

7. The Committee may invite such officers, directors and employees of the Trust and its subsidiaries as it sees fit from time to time to attend at meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

8. Minutes of the Committee will be recorded and maintained and circulated to Directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

9. If determined appropriate, following meetings of the Audit Committee, a list of tasks or matters to be followed up upon shall be prepared including the time table for completion thereof and the responsibility

for completion, the status of which matter shall be reviewed at the next meeting of the Audit Committee or as otherwise determined by the Committee.

10. The Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Trust or the Corporation, as determined by the Committee.

11. Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a Director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, following appointment as a member of the Committee each member will hold such office until the Committee is reconstituted.

12. Any issues arising from these meetings that bear on the relationship between the Board and Management should be communicated to the Chairman of the Board by the Committee Chair.

FAIRBORNE ENERGY TRUST

Notice of
Annual and Special Meeting of Unitholders
to be held on May 25th, 2007

The annual and special meeting (the "**Meeting**") of the unitholders of Fairborne Energy Trust will be held in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Ave S.W., Calgary, Alberta on, May 25th, 2007 at 3:00 p.m. (Calgary time) to:

1. receive and consider our consolidated comparative financial statements for the year ended December 31, 2006, together with the report of the auditors thereon;

2. fix the number of directors of Fairborne Energy Ltd. ("**Fairborne**") to be elected at the Meeting at six (6) members;

3. elect directors of Fairborne;

4. appoint our auditors and to authorize the directors to fix their remuneration as such;

5. to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the information circular and proxy statement of Fairborne dated April 25, 2007 (the "**Information Circular**"), to approve certain amendments to Fairborne's Restricted Unit and Performance Unit Incentive Plan, all as more particularly described in the Information Circular; and

6. transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this notice.

If you are unable to attend the Meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address not less than 48 hours before the time for holding the Meeting or any adjournment thereof.

Only unitholders of record at the close of business on April 5, 2007 will be entitled to vote at the Meeting even though the unitholder has since that time disposed of his or her units, and no unitholder becoming such after that time will be entitled to vote at the Meeting.

DATED at Calgary, Alberta this 25th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
OF FAIRBORNE ENERGY LTD.

(signed) "Steven R. VanSickle"
President and Chief Executive Officer

FAIRBORNE ENERGY TRUST

Information Circular - Proxy Statement
for the Annual and Special Meeting to be held on May 25th, 2007

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at the annual and special meeting (the "**Meeting**") of the unitholders of Fairborne Energy Trust (the "**Trust**") to be held at 3:00 p.m. (Calgary time) on May 25th, 2007 in the McMurray Room, located at The Calgary Petroleum Club, 319 - 5th Ave S.W., Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours before the time for holding the Meeting or any adjournment thereof. Only unitholders of record at the close of business on April 5, 2007 (the "**Record Date**") will be entitled to vote at the Meeting even though the unitholder has since that time disposed of his or her units, and no unitholder becoming such after that time will be entitled to vote at the Meeting.

We have two outstanding types of securities that entitle holders to vote generally at meetings of unitholders, being trust units and special voting units. Each trust unit outstanding at the close of business on the Record Date is entitled to one vote. One special voting unit was issued to Computershare Trust Company of Canada as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares issued by our subsidiary, Fairborne Energy Ltd. ("**Fairborne**"), in connection with a plan of arrangement which became effective June 1, 2005. This special voting unit is entitled to that number of votes equal to the number of trust units into which the exchangeable shares are exchangeable as at the Record Date. The trust units and the special voting unit vote together as a single class on all matters. Computershare Trust Company of Canada is required to vote the special voting unit in the manner that holders of exchangeable shares instruct, and to abstain from voting in respect of the exchangeable shares for which Computershare Trust Company of Canada does not receive instructions.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are directors and/or officers of Fairborne. As a unitholder you have the right to appoint a person, who need not be a unitholder, to represent you at the Meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to you if you do not hold your trust units in your own name. Only proxies deposited by unitholders whose names appear on our records as the registered holders of trust units can be recognized and acted upon at the Meeting. If trust units are listed in your account statement provided by your broker, then in almost all cases those trust units will not be registered in your name on our records. Such trust units will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such trust units are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Trust units held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your trust units. We do not know for whose benefit the trust units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your trust units are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered unitholders. However, its purpose is limited to instructing the registered unitholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly ADP Investor Communication) ("**Broadridge**") or another intermediary. **Broadridge typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the beneficial unitholder and asks such holders to return the voting request forms or proxy forms to Broadridge. Alternatively, unitholders may be provided with a toll free telephone number to vote their shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting**

the voting of trust units to be represented at the Meeting. If you receive a voting instruction request or a proxy with an Broadridge sticker on it, it cannot be used as a proxy to vote trust units directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the trust units voted. Accordingly, it is strongly suggested that beneficial unitholders return their completed instructions or proxies as directed by Broadridge well in advance of the Meeting.

The foregoing discussion similarly applies to holders of exchangeable shares who do not hold their exchangeable shares in their own name. Only holders of exchangeable shares whose name appears on the records of Fairborne as the registered holders of exchangeable shares are entitled to instruct Computershare Trust Company of Canada as to how they exercise voting rights in respect to their exchangeable shares at the Meeting.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the Meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

A holder of exchangeable shares who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other matter permitted by law, a voting direction may be revoked by instrument in writing executed by the holder of exchangeable shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of Computershare Trust Company of Canada set forth in the form of voting direction at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the voting direction is to be acted upon, or with a representative of Computershare Trust Company of Canada in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy and voting directions, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

The trust units represented by proxy in favour of our management nominees will be voted on any poll at the Meeting. Where you specify a choice with respect to any matter to be acted upon the trust units will be voted on any poll in accordance with the specification so made. **If you do not provide instructions your trust units will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof.** At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

Voting by Holders of Exchangeable Shares

Computershare Trust Company of Canada holds our one outstanding special voting unit. The special voting unit is entitled to a number of votes at the Meeting equal to the number of trust units into which exchangeable shares are exchangeable on the Record Date. Each holder of exchangeable shares is entitled to give Computershare Trust Company of Canada voting instructions for a number of votes equal to the number of trust units into which that holder's exchangeable shares are exchangeable as at the Record Date. The procedures for the holders of exchangeable shares to instruct Computershare Trust Company of Canada about voting at the Meeting are explained in the "Voting Direction for holders of Exchangeable Shares of Fairborne Energy Ltd." that has been provided to holders of exchangeable shares with this information circular – proxy statement.

A voting direction is the means by which holders of exchangeable shares may authorize the voting of the voting rights associated with the exchangeable shares at the Meeting. Computershare Trust Company of Canada will exercise each vote only as directed on the voting direction. In the absence of instructions to voting, Computershare Trust Company of Canada will not exercise your votes. You may also instruct Computershare Trust Company of Canada to give a proxy entitling your designee of the holder to vote personally the relevant number of votes or to grant to our management a proxy to vote those votes.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of trust units and an unlimited number of special voting units without nominal or par value. As at April 25, 2007, there were 48,520,598 trust units and one special voting unit issued and outstanding. As a holder of trust units you are entitled to one vote for each trust unit you own. As a holder of exchangeable shares you are entitled to a number of votes equal to the number of trust units into which your exchangeable shares are exchangeable as at the Record Date. As at April 25, 2007 there were 3,961,796 exchangeable shares issued and outstanding exchangeable into 4,887,985 trust units.

To the knowledge of our directors and executive officers, as at April 25, 2007 no person or company beneficially owned, directly or indirectly, or exercised control or direction over, trust units or exchangeable shares entitled to more than 10% of the votes which may be cast at the Meeting.

As at April 25, 2007, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over 3,684,783 trust units or approximately 7.6% of the issued and outstanding trust units and 2,074,573 exchangeable shares or approximately 52.4% of the issued and outstanding exchangeable shares, representing approximately 11.7% of the aggregate votes entitled to be cast at the Meeting based upon the exchange ratio in effect on the Record Date of 1.23378.

QUORUM FOR MEETING

A quorum for the Meeting is two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of our outstanding trust units. For the purposes of determining such quorum, the holders of any issued special voting units who are present at the Meeting shall be regarded as representing outstanding trust units equivalent in number to the votes attaching to such special voting units in respect of which such holders have a direction to vote. If a quorum is not present at the Meeting within 30 minutes after the time fixed for the holding of the Meeting, the Meeting will be adjourned to such day being not less than 14 days later and to such place and time as may be determined by the chairman of the Meeting. At such Meeting, the unitholders present either personally or by proxy shall form a quorum.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the Meeting, unitholders will be asked to fix the number of directors of Fairborne to be elected as a result of the Meeting at six members and to elect six directors to hold office until the next annual meeting or until their successors are elected or appointed. There are currently six directors of Fairborne, each of whom retire from office at the Meeting.

Management is soliciting proxies, in the accompanying form of proxy, in favour of an ordinary resolution fixing the number of directors to be elected at 6 members, and in favour of the election as directors of the six nominees set forth below:

Richard A. Walls
Steven R. VanSickle
Michael E. J. Phelps
Johannes J. Nieuwenburg
Rodney D. Wimer
Robert B. Hodgins

Following the Meeting, Computershare Trust Company of Canada, as trustee of the Fairborne Energy Trust, shall elect the individuals so elected by the unitholders to the board of directors (the "**Board**" or the "**Board of Directors**") of Fairborne.

The names and municipalities of residence of all of the persons nominated for election as directors, their principal occupations for the past five years, the year in which they became directors of Fairborne and the approximate number of trust units and exchangeable shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, as of April 25, 2007, is set forth below:

Name and Municipality of Residence	Principal Occupation	Director Since	Number of Trust Units / Exchangeable Shares Beneficially Owned, Controlled or Directed
Richard A. Walls(6) Calgary, Alberta	President and Chief Executive Officer of Fairquest Energy Limited since May, 2005; prior thereto, President and Chief Executive Officer of Fairborne from January 2002 to May 2005; prior thereto, special advisor to Duke Energy Field Services Canada Ltd. ("**Duke Energy**") from May 2001 to January 2002; prior thereto, from April 1999 to May 2001 President and Chief Executive Officer of Canadian Midstream Services Ltd. ("**CMSL**") (a private oil and natural gas midstream company); and prior thereto, from July 1993 to November 1998 President and Chief Executive Officer of Pan East Petroleum Corp. ("**Pan East**") (a public oil and natural gas company).	January, 2002	662,618 /1,988,239
Steven R. VanSickle Calgary, Alberta	President and Chief Executive Officer of Fairborne since May, 2005; prior thereto, Senior Vice-President, Exploration of Fairborne from May 2002 to May 2005; prior thereto, Vice-President, Business Development of Duke Energy from May 2001 to May 2002; prior thereto, Vice-President, Business Development of CMSL from April 1999 to May 2001; and prior thereto, Manager, Business Development of PanEast from January 1998 to November 1998.	June, 2005	915,076 / Nil
Michael E.J. Phelps(1)(3)(4)(6) Vancouver, B.C.	Chairman, Dornoch Capital Inc. (a private investment company); prior thereto, Chairman and Chief Executive Officer of Westcoast Energy Inc. from 1988 until its merger with Duke Energy in 2002; from 2003 to 2005, Chair of the "Wise Persons Committee", a Committee formed to review the structure of Securities Regulation in Canada.	July, 2002	54,485 / Nil
Johannes J. Nieuwenburg(2)(3)(4) Calgary, Alberta	Private businessman since 2001; prior thereto, President and Chief Executive Officer of Petromet Resources Limited from May, 1998 to May, 2001 and Executive Vice President and Chief Operating Officer thereof from March, 1998; prior thereto, Vice President, Asset Management of Norcen Energy Resources Limited from March, 1997 to March, 1998; and prior thereto, held various positions with Amoco Energy Group, North America from May, 1980 to March, 1997, with the last position being General Management, Business Development.	June, 2005	55,946 / Nil
Rodney D. Wimer(1)(2)(3)(6) Bend, Oregon	President, Mazama Capital Partners (a private investment firm) since January 2002; prior thereto, from March 2001 to January 2002, President, Commercial Power Division of Dynegy, Inc. and from January 1997 to March 2001, President and Chief Executive Officer of Dynegy Canada Inc.	May, 2002	120,534 / Nil

Name and Municipality of Residence	Principal Occupation	Director Since	Number of Trust Units / Exchangeable Shares Beneficially Owned, Controlled or Directed
Robert B. Hodgins(1)(2)(4) Calgary, Alberta	Robert B. Hodgins is a private investor and a corporate director; prior thereto, from 2002 to 2004, Chief Financial Officer of Pengrowth Energy Trust; prior thereto, from 1998 to 2002 Vice President and Treasurer of Canadian Pacific Limited; and prior thereto, Chief Financial Officer of TransCanada Pipelines Limited ("**TransCanada**") from 1993 to 1998 and held various other senior positions at TransCanada commencing in 1981.	June, 2005	6,946 / Nil

Notes:

(1) Member of our Audit Committee. For Audit Committee Information, please see the section entitled "*Audit Committee Information*" in the Trust's Annual Information Form for the year ended December 31, 2006, a copy of which has been filed on SEDAR at www.sedar.com.
(2) Member of our Reserves Committee.
(3) Member of our Compensation Committee.
(4) Member of our Corporate Governance and Joint Operations Committee.
(5) The exchangeable shares are convertible into trust units at an exchange ratio, as at April 25, 2007 of 1.23378.
(6) These individuals served as directors of Fairborne Energy Ltd. prior to the plan of arrangement among, *inter alia*, Fairborne Energy Ltd., Fairborne Energy Trust and Fairquest Energy Limited which became effective June 1, 2005 and pursuant to which Fairborne Energy Trust was formed.
(7) All of the directors will hold office until the next annual meeting of unitholders or until their successor is duly elected or appointed, unless their office is earlier vacated.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

To the knowledge of our executive officers and directors, none of our proposed directors are, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity: (a) was the subject of a cease trading order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than thirty consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than thirty consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, none of such persons has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets within the last ten years. No proposed director of Fairborne has been the subject of any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority or been the subject of any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable unitholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the unitholders and to authorize the directors to fix their remuneration as such. KPMG LLP have been our auditors since our formation and have been the auditors of Fairborne since its formation.

Amendments to Incentive Plan

The Trust's restricted unit and performance unit incentive plan (the "**Incentive Plan**") is described under "*Executive Compensation – Incentive Plan*" below. Unitholders will be asked at the Meeting to consider and, if thought advisable, to pass an ordinary resolution to approve certain amendments to the Incentive Plan. The Incentive Plan, in its current form, was last approved by our securityholders on May 26, 2005.

By notice dated June 6, 2006, the Toronto Stock Exchange ("**TSX**") advised that it will retract certain interpretations given by the TSX with respect to certain provisions of its rules relating to amendments to security based compensation arrangements and the amending provisions contained therein. The TSX advised that issuers have until June 30, 2007 to adopt amending procedures in accordance with the requirements of the TSX, failing which issuers will no longer be able to make amendments to their plan, without securityholder approval, including any amendments that may be considered to be of a housekeeping nature.

On March 7, 2007, the Board unanimously approved, subject to regulatory and shareholder approval, an amendment to the Incentive Plan (the "**Proposed Amendments**") to amend the amending provision of the Incentive Plan to provide that the Plan or any Restricted Units or Performance Units granted thereunder may be amended, modified or terminated by the Board without unitholder approval, subject to approval of the TSX provided that the Incentive Plan may not be amended without unitholder approval to: (a) increase the percentage of Trust Units issuable pursuant to the Incentive Plan to in excess of 5% of the issued and outstanding trust units and the number of trust units issuable on exchange of outstanding exchangeable shares as currently prescribed; (b) increase the maximum limit of the number of trust units issuable pursuant to Restricted Units and Performance Units granted and outstanding pursuant to the Incentive Plan to non-management directors to in excess of 0.5% of the issued and outstanding trust units as currently prescribed; (c) increase the maximum limit on the number of trust units that may be issued to insiders from the 10% limit currently prescribed; (d) make an amendment to the Incentive Plan that would permit a holder to transfer and assign unit awards to a beneficial holder other than in the case of death of the holder; or (e) amend the amending provision.

In accordance with the requirements of the TSX, approval of the Proposed Amendment requires approval of a majority of votes cast on the resolution at the Meeting.

At the Meeting, unitholders will be asked to consider and, if thought advisable, pass an ordinary resolution to approve the Proposed Amendment as follows:

> BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS of Fairborne Energy Trust, that the restricted unit and performance unit incentive plan of Fairborne Energy Trust be amended as described in the information circular and proxy statement of Fairborne Energy Trust dated April 25, 2007 with such other conforming changes as the board of directors of Fairborne Energy Ltd. considers necessary or appropriate.

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the foregoing resolution approving the Proposed Amendment.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation paid to our Chief Executive Officer, Chief Financial Officer, and the next three most highly compensated executive officers of Fairborne whose total salary and bonus earned in the last completed financial year exceeded $150,000 (the "**Named Executive Officers**").

		Annual compensation			Long-term compensation			
					Awards		Payouts	
Name and principal position	**Fiscal year**	**Salary ($)**	**Bonus[3] ($)**	**Other annual compensation ($)[4]**	**Securities under options/SARS granted (#)**	**Securities subject to resale restriction ($)**	**LTIP payouts[7] ($)**	**All other compensation ($)**
Steven R. VanSickle[1] President and Chief Executive Officer	2006 2005 2004	255,000 201,667 168,000	150,000 - 129,122	- - -	16,100[6] 42,200[6] 96,000[5]	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil
David L. Summers Chief Operating Officer	2006 2005 2004	204,875 197,375 188,375	150,000 - 144,783	- - -	10,200[6] 28,400[6] 96,000[5]	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil
Aaron G. Grandberg[2] Vice-President, Finance and Chief Financial Officer	2006 2005	172,500 90,385	130,000 -	- -	10,100[6] 18,800[6]	N/A N/A	Nil Nil	Nil Nil
Gary M. Poirier Vice-President, Production	2006 2005 2004	156,250 144,167 135,917	82,500 - 64,862	- - -	3,900[6] 19,200[6] 25,000[5]	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil
David E. T. Pyke Vice-President, Land	2006 2005 2004	155,000 138,250 131,750	82,500 - 93,946	- - -	3,900[6] 19,200[6] 25,000[5]	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Mr. VanSickle was appointed President and Chief Executive Officer on May 30, 2005. Prior to that time, Mr. VanSickle was the Senior Vice-President, Exploration of Fairborne.

(2) Mr. Grandberg was appointed Vice-President, Finance and Chief Financial Officer on May 30, 2005. Amounts shown in the table for 2005 represent amounts actually paid by Fairborne in 2005 following Mr. Grandberg's commencement of employment with Fairborne.

(3) Bonuses for 2004 were paid in 2005 and relate to performance in the prior fiscal year. Bonuses paid in 2007 relate to performance in 2006.

(4) The value of perquisites and other personal benefits received by each Named Executive Officers is not greater than $50,000 and 10% of the total salary and bonus for the period.

(5) Represents options granted which relate entirely to Fairborne. In conjunction with completion of the reorganization of Fairborne into a trust effective June 1, 2005, all of the outstanding options held by these individuals were exercised on a cashless exercise basis or paid out in cash based on their intrinsic value.

(6) Represents Restricted Units granted under the Trust's Incentive Plan. See "*Restricted Unit Grants During the Year Ended December 31, 2006*", "*Aggregated Restricted Unit Exercises During the Year Ended December 31, 2006 and Year End Restricted Unit Values*" and "*Incentive Plan*".

(7) The Named Executive Officers have been granted Performance Units under the Trust's Incentive Plan. See "*Long Term Incentive (LTIP) Awards- Performance Units*", "*Aggregated Performance Units Exercises During the Year Ended December 31, 2006 and Year End Performance Unit Values*" and "*Incentive Plan*".

Long Term Incentive (LTIP) Awards – Performance Units

The following sets forth information in respect of awards of Performance Units ("**PTU**") to the Named Executive Officers under the Trust's Incentive Plan during the most recently completed financial year.

Name	Performance Unit Award (#)	Period Until Maturation or Payout	Estimated Future Payouts Under Non Securities Price Based Plans		
			Threshold (#) (1)	Target (#) (2)	Maximum (#) (3)
Steven R. VanSickle	36,700 PTU	March 7 / 09	Nil	36,700 PTU	73,400 PTU
David L. Summers	31,800 PTU	March 7 / 09	Nil	31,800 PTU	63,600 PTU
Aaron G. Grandberg	18,400 PTU	March 7 / 09	Nil	18,400 PTU	36,800 PTU
Gary M. Poirier	12,400 PTU	March 7 / 09	Nil	12,400 PTU	24,800 PTU
David E. T. Pyke	12,400 PTU	March 7 / 09	Nil	12,400 PTU	24,800 PTU

Notes:

(1) Threshold (#) is the minimum number of trust units receivable.

(2) The number of Performance Units issuable is based upon performance levels of total unitholder return and other considerations. For illustrative purposes, the numbers set forth above reflect a payout multiplier of 1.0 for the PTU portion of the LTIP Awards. The calculation used for the payout multiplier is based on the percentile rank (of a selected peer group) for total unitholder return and other considerations. For a further description of the Trust's Incentive Plan, please see "*Incentive Plan*" below.

(3) Maximum (#) is the maximum number of trust units payable, subject to adjustment for accumulated distributions.

In addition, Messrs. VanSickle, Summers, Grandberg, Poirier and Pyke were granted 42,200, 28,400, 18,800, 12,800 and 12,800 Performance Units on June 2, 2005.

Aggregated Performance Unit Exercises During the Year Ended December 31, 2006 and Year End Performance Unit Values

Name	Trust Units acquired on exercise (#)	Aggregate Value Realized ($)	Unexercised PTU's at Year End(1) (#) Exercisable / Unexercisable	Value of Unexercised in the Money PTU's at Year End(2) ($) Exercisable / Unexercisable
Steven R. VanSickle	Nil	Nil	Nil / 78,900	Nil / 824,505
David L. Summers	Nil	Nil	Nil / 60,200	Nil / 629,090
Aaron Grandberg	Nil	Nil	Nil / 37,200	Nil / 388,740
Gary M. Poirier	Nil	Nil	Nil / 25,200	Nil / 263,340
David E. T. Pyke	Nil	Nil	Nil / 25,200	Nil / 263,340

Notes:

(1) For illustrative purposes, the numbers set forth above reflect a payout multiplier of 1.0 for the PTU's.

(2) Based on the closing price of the trust units on December 29, 2006 of $10.45. Value has not been adjusted for accumulated distributions.

Restricted Unit Grants During the Year Ended December 31, 2006

The following sets forth information in respect of awards of Restricted Units ("**RTU**") to the Named Executive Officers under the Trust's Incentive Plan during the most recently completed financial year.

Name	Securities under RTU's granted (#)(1)	Percentage of total RTU's granted to employees in 2006 (%)	Exercise or Base Price ($/Security)	Market value of securities underlying RTU's on date of grant ($/security)(2)	Expiration Date(3)
Steven R. VanSickle	16,100	1.1	Nil	15.49	N/A
David L. Summers	10,200	0.7	Nil	15.49	N/A
Aaron G. Grandberg	10,100	0.7	Nil	15.49	N/A
Gary M. Poirier	3,900	0.3	Nil	15.49	N/A
David E. T. Pyke	3,900	0.3	Nil	15.49	N/A

Notes:

(1) The number of trust units to which the holder is entitled is subject to adjustment to give effect to accumulated distributions on the vested Restricted Units. See "*Incentive Plan*".
(2) Being the five day volume weighted average trading price of the trust units prior to date of grant.
(3) The issue date for Restricted Units is as to one-third of the aggregate on each of the first, second and third anniversaries of the date of grant.

Aggregated Restricted Unit Exercises During the Year Ended December 31, 2006 and Year End Restricted Unit Values

Name	Trust Units acquired on exercise (#)	Aggregate Value Realized ($)(1)	Unexercised RTU's at Year End (#) Exercisable / Unexercisable	Value of Unexercised in the Money RTU's at Year End(2) ($) Exercisable / Unexercisable
Steven R. VanSickle	15,518	218,028	Nil / 44,233	Nil / 462,235
David L. Summers	10,443	146,724	Nil / 29,133	Nil / 304,440
Aaron Grandberg	6,913	97,128	Nil / 22,633	Nil / 236,515
Gary M. Poirier	7,060	99,193	Nil / 16,700	Nil / 174,515
David E. T. Pyke	7,060	99,193	Nil / 16,700	Nil / 174,515

Notes:

(1) Based on the five day volume weighted average trading price prior to date of issue.
(2) Based on the closing price of the trust units on December 29, 2006 of $10.45. Value has not been adjusted for accumulated distributions.

Securities Authorized for Issuance under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under all of our equity compensation plans as at December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding rights (a)	Weighted-average exercise price of outstanding rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Trust units under the Incentive Plan approved by unitholders	N/A(1)	N/A	2,655,075(2)
Equity compensation plans not approved by unitholders	-	-	-
Total	N/A(1)		2,655,075(2)

Note:

(1) The number of trust units to be issued pursuant to the Restricted Units and Performance Units is currently indeterminable, as (i) we have the ability to pay the amounts in cash or trust units; and (ii) in the case of the Performance Units, the entitlement is subject to adjustment based upon, *inter alia*, relative total unitholder return. See *"Incentive Plan"*.
(2) Represents the maximum number of trust units issuable under the Incentive Plan based upon the number of trust units outstanding as at December 31, 2006. See "*Incentive Plan*".

Incentive Plan

Upon our formation on June 1, 2005 we adopted the Incentive Plan, the purpose of which is: (i) to retain and attract qualified directors, officers, employees, consultants and other service providers that the Trust and its affiliates require (collectively, "**Trust Service Providers**"); (ii) to promote a proprietary interest in the Trust by such Trust Service Providers to encourage such individuals to remain in the employ of the Trust and its affiliates and to put forth maximum efforts for the success of the business of the Trust; and (iii) to focus management of the Trust and its affiliates on operating and financial performance and total long term unitholder return.

The Incentive Plan provides for the granting of restricted unit awards (the "**Restricted Units**") and performance unit awards (the "**Performance Units**") to Trust Service Providers. The total number of trust units reserved for issuance pursuant to Restricted Units and Performance Units granted and outstanding under the Incentive Plan at any time shall not exceed a number of trust units equal to 5% of the aggregate number of: (i) issued and outstanding Trust Units; plus (ii) the number of Trust Units issuable upon exchange of outstanding exchangeable shares. The aggregate number of Restricted Units and Performance Units granted to any single Trust Service Provider shall not exceed 1% of the issued and outstanding trust units, calculated on an undiluted basis. In addition: (i) the number of trust units issuable to insiders at any time, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding trust units; and (ii) the number of trust units issued to insiders, within any one year period, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding trust units. On April 24, 2007 the Board of Directors approved certain housekeeping amendments to the Incentive Plan to clarify that the number of trust units issuable pursuant to Restricted Units and Performance Units granted and outstanding pursuant to the Incentive Plan to directors who are not also officers or employees of the Trust or its affiliates is limited to a maximum of 0.5% of the issued and outstanding trust units. As these amendments were considered "housekeeping" in nature under applicable rules of the TSX, such amendments did not require the approval of Unitholders.

The Compensation Committee of the Board of Directors (or such other committee as the Board of Directors considers appropriate) determines, in its discretion, the number of Restricted Units or Performance Units to be granted to Trust Service Providers in accordance with the terms and conditions of the Incentive Plan, subject to the limits contained therein and approval of the Board of Directors. The issue date of Restricted Units and Performance Units is the date upon which the trust units awarded thereunder shall be issued to the grantee of such units. The issue date of Restricted Units is as to one third on each of the first, second and third anniversaries of the date of grant and on the issue date, entitle the Trust Service Provider to receive the number of trust units designated by the Restricted Units granted, as adjusted to give effect to the accumulated distributions on the trust units issuable pursuant to Restricted Units. The issue date of Performance Units is on the third anniversary of the date of grant and, upon vesting, entitle the Trust Service Provider to receive the number of trust units designated by the Performance Units granted, as adjusted to give effect to (i) the accumulated distributions on the vested Performance Units, and (ii) a Payout Multiplier (as defined in the Incentive Plan), which is based principally on the percentile rank of the Trust's Total Unitholder Return (as defined in the Incentive Plan) relative to returns on trust units of members of a selected peer comparison group. If the percentile rank is less than 35, the Performance Multiplier is zero and if the percentile rank is equal to or greater than 75, the Performance Multiplier is two. Pursuant to the terms of the Incentive Plan, the Board of Directors may make additional adjustments to the number of trust units to be issued pursuant to any Performance Units (including adjustments as a result of the absolute Total Unitholder Return without comparison to a peer comparison group) if, in the sole discretion of the Board of Directors, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Incentive Plan.

A Trust Service Provider may elect on any issue date pertaining to Restricted Units or Performance Units to which such person is entitled, subject to the consent of the Trust, to surrender the number of trust units otherwise issuable thereunder for an amount (the "**Settlement Amount**") in cash equal to the aggregate current market value of the trust units otherwise issuable under the Incentive Plan. A Trust Service Provider may also agree with the Trust that all or a portion of the Settlement Amount may be satisfied in whole or in part in trust units in which case the number of trust units that are issuable on the applicable issue date shall be acquired by Fairborne on the TSX or from the Trust, as an issuance from treasury, or a combination thereof; provided that the aggregate number of trust units that may be so acquired on the TSX in any twelve month period shall not exceed 5% of the issued and outstanding trust units at the beginning of the period.

In the event of a Change of Control of the Trust (as defined in the Incentive Plan), the issue dates attaching to the Restricted Units and Performance Units are accelerated so that all trust units awarded pursuant to such Restricted Units and Performance Units that have not yet been issued as of such time shall be made issuable immediately prior to the date upon which the Change of Control is completed. The Incentive Plan also provides for termination of unit awards in the event of the cessation of employment or death of a holder provided that in the case of disability or retirement (which is determined in accordance with the Incentive Plan and does not include termination for cause, termination not for cause, voluntary resignation or death) the issue date of all Restricted Units and Performance Units is the date that the Trust Service Provider ceases to be a service provider of the Trust as a result of disability or retirement and, in the case of death, the issue date for all trust units awarded to the Trust Service Provider is the date of death and the number of trust units issuable is prorated for the number of months that the holder was a Trust Service Provider. In the event of termination of employment of a holder, other than a termination for cause, all rights to receive trust units under Performance Units shall be immediately terminated as of the date of the termination and, in the case of Restricted Units shall be terminated effective as of 60 days after the termination date.

Currently, the Board of Directors may amend or discontinue the Incentive Plan at any time without securityholder approval, provided any amendment to the Incentive Plan that requires approval of any stock exchange on which the Trust Units are listed for trading may not be made without approval of such stock exchange. Unitholders are being asked at the Meeting to consider and, if thought advisable, pass an ordinary resolution to approve certain amendments to the current amending provision contained in the Incentive Plan. See "*Amendments to Incentive Plan*".

The total number of Restricted Units and Performance Units granted to Trust Service Providers during the year ended December 31, 2006 were 144,100 and 324,000, respectively and as at April 25, 2007 an aggregate of 242,146 trust units had been issued pursuant to Restricted Units and there were 747,752 Restricted Units and 913,289 Performance Units outstanding.

The policies of the TSX require that the Incentive Plan be approved every three years by unitholders.

Compensation of Directors

Each of the non-management directors of Fairborne received in 2006 an annual retainer of $10,000 and $1,000 per meeting of the board of directors or committee meeting attended, plus expenses of attending. Each of the Chairs of our respective committees receives an additional annual retainer of $3,500. A total of $70,000 in fees were paid to our directors in the year ended December 31, 2006. Directors are also entitled to participate in the Incentive Plan. Each of the Trust's non-management directors were granted 1,400 Restricted Units and 4,200 Performance Units in fiscal 2006. See "*Incentive Plan*".

The following table sets out each director's compensation in 2006:

Director [1]	Board Retainer ($)	Committee Chairman Retainer ($)	Board Attendance Fee ($)	Total Fees Paid ($)	RTU's Granted	PTU's Granted
Robert B. Hodgins	10,000	3,500	4,000	17,500	1,400	4,200
Johannes J. Nieuwenburg	10,000	3,500	4,000	17,500	1,400	4,200
Michael E.J. Phelps	10,000	3,500	4,000	17,500	1,400	4,200
Rodney D. Wimer	10,000	3,500	4,000	17,500	1,400	4,200

Note:

(1) Messrs. Steven VanSickle and Richard Walls do not receive any compensation for acting as directors of Fairborne as they are also officers of Fairborne and are compensated as such.

The following table sets out each director's equity ownership interest in the Trust and any changes in ownership interest since March 17, 2006:

Director	Equity Ownership as at March 17, 2006		Equity Ownership as at April 25, 2007		Net Change in Equity Ownership		Director's "Equity at Risk" Amount [1] $
	Trust Units	Exchangeable Shares [2]	Trust Units	Exchangeable Shares [3]	Trust Units	Exchangeable Shares	
Robert B. Hodgins	2,000	-	6,946	-	4,946	-	61,194
Johannes J. Nieuwenburg	51,000	-	55,946	-	4,946	-	492,884
Michael E.J. Phelps	39,132	77,737	54,485	-	15,353	(77,737)	480,013
Steven R. VanSickle	983,407	-	915,076	-	(68,331)	-	8,061,820
Richard A. Walls	854,935	2,068,239	662,618	1,988,239	(192,317)	(80,000)	26,515,350
Rodney D. Wimer	173,069	-	120,534	-	(52,535)	-	1,061,905

Notes:

(1) "Equity at Risk" amount is calculated using the closing price of the trust units ($8.81 per trust unit) and the exchangeable shares ($10.40 per exchangeable share) on the TSX on April 25, 2007.
(2) Holders of exchangeable shares are not eligible to receive monthly distributions, however the exchange ratio increases on a monthly basis by an amount equal to the current month's trust unit distribution multiplied by the then current exchange ratio and divided by the five day volume weighted average trading price of the trust units at the end of each month. Exchangeable shares are convertible into trust units as at March 17, 2006 at an exchange ratio of 1.07463.
(3) Exchangeable shares are convertible into trust units as at April 25, 2007 at an exchange ratio of 1.23378.
(4) Does not include Restricted Units and Performance Units held by these individuals.

Employment Agreements

Fairborne has entered into executive employment agreements (the "**Executive Employment Agreements**") with each of the Named Executive Officers and has entered into change of control agreements ("**Change of Control Agreements**") with its other executive officers. Pursuant to the Executive Employment Agreements, each executive is entitled to participate in and receive rights and benefits under the Incentive Plan. The Executive Employment Agreements may be terminated by Fairborne upon payment of a retiring allowance equal to one and one-half times the executive's then annual salary plus 15% of one and a half times the then annual salary to compensate for loss of benefits and one and a half times cash bonuses paid or payable to the executive in respect of the 24 months preceding the termination date, divided by two. In the event of a change of control (as defined in the Executive Employment Agreement), if the executive is not offered a comparable position following the change of control, the executive has the right, for a period of 6 months following the change of control, to terminate the agreement and be paid the foregoing retirement allowance. Pursuant to the Change of Control Agreements, in the event of a change of control (as defined therein), if the officer's employment is terminated or the officer is constructively dismissed, the officer has the right to terminate his employment and be paid a retirement allowance equal to between nine months' and fifteen months' salary (depending on the length of employment with Fairborne) plus 15% of such officer's annual salary to compensate for loss of benefits.

Technical Services Agreement

In conjunction with completion of the plan of arrangement (the "**Trust Arrangement**") that resulted in the creation of the Trust, Fairborne entered into a technical services agreement with Fairquest Energy Limited ("**Fairquest**") pursuant to which Fairborne provides services to Fairquest with respect to the management, development, exploitation and operation of the assets of Fairquest as well as various administrative services (the "**Technical Services Agreement**"). Under the terms of Technical Services Agreement, Fairborne and Fairquest pay their proportionate share of the general administrative costs of Fairborne, after all recoveries, based on their respective level of oil and natural gas production relative to their combined level of oil and natural gas production and their respective level of capital expenditures relative to combined capital spending. The Technical Services Agreement has no set termination date but is subject to termination on six months' notice by either party.

Prior to completion of the Trust Arrangement, Fairquest completed a private placement of units and performance shares to officers, directors, employees of, and certain service providers to, Fairquest, each unit consisting of one common share of Fairquest ("**Fairquest Shares**") and one common share purchase warrant. The Fairquest Units were issued at a price of $2.11 per Fairquest Unit and the performance shares were issued at a price of $0.01 per share. Fairquest Warrants entitle the holder to acquire one Fairquest Share at a price of $3.17 per share until June 1, 2010, subject to vesting thereof. The warrants vest and are exercisable equally over a three year period commencing on the first anniversary of the date of issue. Each performance share is convertible into a fraction of a Fairquest Share equal to the closing trading price of the Fairquest Shares on the TSX on the date prior to such conversion, less $2.11, if positive, and divided by the Fairquest Share closing price. One third of the performance shares are convertible into Fairquest Shares of Fairquest on each of the first, second and third anniversary dates of the closing of the plan of arrangement which is June 1, 2006, 2007 and 2008, respectively. Fairquest Units were subscribed for by persons including directors, senior officers and employees of Fairborne, and performance shares and options to purchase Fairquest Shares were issued to certain senior officers and employees of Fairborne, as service providers to Fairquest.

Composition and Role of the Compensation Committee

Our Compensation Committee is comprised of Rodney D. Wimer (Chairman), Johannes J. Nieuwenburg and Michael E.J. Phelps. None of these persons are officers or former officers of Fairborne and all are "independent" for purposes of National Policy 58-201 – Corporate Governance Guidelines. The committee's mandate is to formally make recommendations to the Board in respect of compensation issues relating to directors, senior management and staff of Fairborne, including the compensation of the Chief Executive Officer.

Report of Compensation Committee

TO: The Unitholders of Fairborne Energy Trust

Our compensation policies are founded on the principal that executive and employee compensation should be aligned with unitholders' interests and therefore the compensation strategy is weighted towards trust unit ownership. The objectives of the program are to attract and retain a high quality management and employee team and to motivate performance by tying a significant portion of the compensation to enhancement in unit value and to encourage all employees to become significant unitholders. Upon formation of the Trust in June, 2005, base salaries were established at the median of our peer group in the industry. On formation, we adopted the Incentive Plan pursuant to which Restricted Units and Performance Units were granted to Trust Service Providers, which are subject to vesting provisions and, in the case of the Performance Units, certain performance criteria as set forth in the Incentive Plan.

Base salaries for the year ended December 31, 2006 were set at approximately the median of our industry peers, with total compensation intended to range between the 50th and 90th percentile depending on both individual and corporate performance through the grant of both Restricted Units and Performance Units. The Compensation Committee reviewed the competitiveness of our compensation by position relative to that of similar positions in an industry peer group determined in consultation with an independent human resources consulting firm. We do not have a pension plan or other form of formal retirement compensation.

Restricted Units and Performance Units are granted under our Incentive Plan to our Trust Service Providers upon commencement of service. Additional grants may be made periodically to recognize exemplary performance of, or the special contribution by, eligible individuals. An annual grant may be made to eligible individuals based on both individual and company performance during the most recently completed financial year in relation to performance expected.

As described above, the issue date of Restricted Units and Performance Units is the date upon which the Trust Units awarded thereunder shall be issued to the grantee of such units. The issue date of Restricted Units is as to one third on each of the first, second and third anniversaries of the date of grant and on the issue date entitle the service provider to receive the number of Trust Units designated by the Restricted Units granted, as adjusted to give effect to the cumulative distributions on the trust units issuable pursuant to the Restricted Units. The issue date of Performance Units is on the third anniversary of the date of grant and, upon the issue date, entitle the service provider to receive the number of trust units designated by the Performance Units granted (or cash in lieu thereof if agreed to by the holder and the Trust), subject to adjustment for accumulated distributions on our trust units and a payout multiple, which is based on our total unitholder return on an absolute basis relative to returns on trust units of our selected peer group, or as otherwise determined by the Board of Directors.

Restricted Units and Performance Units granted under the Incentive Plan for the 2006 fiscal year were generally granted on a 25% Restricted Unit 75% Performance Unit basis, weighting compensation to the performance criteria set forth in the Incentive Plan. The total number of Performance Units and Restricted Units previously held were also a consideration in determining future grants.

The criteria for executive officers, including our Chief Executive Officer are based on the foregoing.

We presently do not have a formal cash bonus plan for executive officers. Currently, cash bonuses may be paid at the discretion of the Board of Directors upon recommendation of the Compensation Committee for exemplary contribution, based on such factors as the Board may determine in their discretion.

The Compensation Committee is currently evaluating the merits of implementing a more formalized cash bonus plan for the 2007 fiscal year. Under the presently contemplated plan, all employees, including the Chief Executive Officer and other executive officers, would be eligible to receive a cash bonus based on the Trust's performance relative to key corporate measures and additional individual value added beyond corporate objectives. All cash bonus awards would remain at the discretion of the Board, upon recommendation of the Compensation Committee.

In 2006, the Compensation Committee established certain quantitative performance criteria for use in connection with determining aggregate compensation levels for our executive officers commencing in the 2007 fiscal year. The performance criteria include, but are not limited to, such operational metrics as production, reserves, operating costs, finding and development costs and recycle ratio. Actual performance compared to these pre-determined performance criteria will be given significant consideration in determining the future compensation of the executive officers including the Chief Executive Officer. These performance criteria ensure a continued alignment between company performance and unitholder performance.

The Compensation Committee believes that long-term unitholder value is enhanced by compensation based upon corporate performance achievements. Through the Trust's Incentive Plan, a significant portion of the compensation for all employees, including executive officers, is based on the trust's performance, as well as industry-competitive pay practices. The Compensation Committee and the Board will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with our performance.

Submitted by the Compensation Committee:

Rodney D. Wimer (Chairman)
Johannes J. Nieuwenburg
Michael E. J. Phelps

Indebtedness of Directors and Officers

None of our or our subsidiaries' directors, executive officers, employees or any of our, or our subsidiaries' former directors, executive officers or employees, or any associates of any such directors or officers, is, or has been at any time since the beginning of the most recently completed financial year of the Trust, indebted to either the Trust or any of its subsidiaries, including Fairborne, in respect of any indebtedness that is still outstanding, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries.

Performance Graph

The following graph illustrates the change in our cumulative unitholder return from the date our trust units commenced trading on the TSX, assuming an initial investment of $100 in units of Fairborne Energy Trust, compared to the S&P/TSX Composite Index, the S&P/TSX Composite Index Energy (Sector) and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.

Cumulative Total Return on $100 Investment
(June 6, 2005 – December 31, 2006)


200
150
100
50
June, 2005
December, 2005
December, 2006
Fairborne Energy Trust
S&P/TSX Composite Index
S&P/TSX Composite Index (Energy)
S&P/TSX Capped Energy Trust Index

	June 6, 2005	2005/12	2006/12
Fairborne Energy Trust (1)	100	158	114
S&P/TSX Composite Index (2)	100	118	138
S&P/TSX Composite Index (Energy)(3)	100	134	143
S&P/TSX Capped Energy Trust Index (4)	100	133	128

Notes:

(1) Reflects unitholder return from the date the trust units commenced trading on the TSX.
(2) The S&P/TSX Composite Index was previously called the TSE 300 Index.
(3) The S&P/TSX Composite Index Energy (sector) was previously called the TSX Oil and Gas Producers Index.
(4) The S&P/TSX Capped Energy Trust Index was previously called the S&P/TSX Canadian Energy Trust Index.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "*Disclosure of Corporate Governance Practices*" ("**NI 58-101**") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Trust is that contained in Form 58-101F1 which is attached to NI 58-101 ("**Form 58-101F1 Disclosure**").

Set out below is a description of the Trust's current corporate governance practices, relative to the Form 58-101F1 Disclosure.

1. Board of Directors

(a) Disclose the identity of directors who are independent.

The following four directors of the Corporation are independent (for purposes of NI 58-101):

Robert B. Hodgins
Johannes J. Nieuwenburg
Michael E.J. Phelps
Rodney D. Wimer

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Richard A. Walls is not independent as he was previously the President and Chief Executive Officer of Fairborne (which now is a subsidiary of the Trust) and is the President and Chief Executive Officer of Fairquest.

Steven R. VanSickle is not independent as he also occupies the position of President and Chief Executive Officer of Fairborne.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the directors of the Corporation (four of the six) are independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently directors/trustees of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuers
Robert B. Hodgins	Advantage Oil & Gas Ltd. AltaGas General Partner Inc. Enerflex Systems Ltd. MGM Energy Corp. Shiningbank Energy Ltd.
Johannes J. Nieuwenburg	C1 Energy Ltd. Capitol Energy Resources Ltd. Sound Energy Trust Navigo Energy Inc. RIFCO Inc. Verenex Energy Inc.
Michael E.J. Phelps	Canadian Pacific Railway Canfor Corporation Spectra Energy Corporation Kodiak Exploration Limited
Steven R. VanSickle	–
Richard A. Walls	Fairquest Energy Limited Stylus Energy Inc.
Rodney D. Wimer	EPCOR Power L.P.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

At the end of or during each meeting of the Board, the members of management of the Corporation and the non-independent directors of the Corporation who are present at such meeting leave the meeting in order for the independent directors to meet. Four such meetings of the independent directors, which have been held after each meeting of the Board, have been held since the beginning of our most recently completed financial year. In addition, other meetings of the independent directors may be held from time to time if required.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board is Richard A. Walls, who is not an independent member of the Board. Michael E.J. Phelps, an independent member of the Board, has been appointed as Lead Director. Among other things, the Lead Director is to assist the Chairman in endeavouring to ensure that Board leadership responsibilities are conducted in a manner that will ensure that the Board is able to function independently of management. The Lead Director is to consider, and allow for, when appropriate, a meeting of all independent directors, so that Board meetings may take place without management being present. The Lead Director is to endeavour to ensure that reasonable procedures are in place for directors to engage outside advisors at the expense of the Trust in appropriate circumstances, subject to its prior approval and is to meet annually with each director to obtain insight as to where they believe the Board and its committees could operate more effectively.

(g) Disclose the attendance record of each directors for all board and committee meetings held since the beginning of the issuer's most recently completed financial year.

	No. of Meetings Held	R.A. Walls	S.R. VanSickle	M.E.J. Phelps	J.J. Nieuwenburg	R.D. Wimer	R.B. Hodgins
Board	4	4	4	4	4	4	4
Audit	1	-	-	1	-	1	1
Compensation	1	-	-	1	1	1	-
Governance	1	-	-	1	1	-	1
Reserves	1	-	-	-	1	1	1
Total Meetings	8	4	4	7	7	7	7
Attendance Rating		100%	100%	100%	100%	100%	100%

2. Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the board is attached to this Information Circular – Proxy Statement as Appendix A.

3. Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board of Directors has developed written position descriptions for the Chairman of the Board, the Lead Director as well as the Chairman of each of the committees of the Board.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board, with the input of the Chief Executive Officer of the Corporation, has developed a written position description for the Chief Executive Officer.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.

While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an informal basis. As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation's performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation's particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the members of the Board.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

No formal continuing education program currently exists for the directors of the Corporation; however, the Corporation encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. Each director of the Corporation has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Corporation has adopted a Code of Business Conduct and Ethics for directors, officers and employees (the "**Code**").

(i) disclose how a person or company may obtain a copy of the code;

A copy of the Code may be obtained from the Vice-President, Finance and Chief Financial Officer of the Corporation at (403) 290-3217 or agrandberg@fairbornetrust.com and is also available on SEDAR at www.sedar.com.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

All employees are provided with a copy of the Code on commencement of employment and are made aware of the consequences of violation thereof. Annual reminder that compliance with the Code is required will also be provided. In addition, all senior officers of the Corporation is required to affirm in writing on an annual basis his or her agreement to abide by the Code, as to his or her ethical conduct and with respect to any conflicts of interest.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the *Business Corporations Act* (Alberta), directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code, the Board has also adopted a "Whistleblower Policy" wherein employees of the Corporation are provided with the mechanics by which they may raise concerns with respect to a possible violation of the Corporation's disclosure standards in a confidential, anonymous process.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance and Joint Operations Committee is responsible for recommending suitable candidates for nominees for election or appointment as director, and recommending the criteria governing the overall composition of the Board and governing the desirable characteristics for directors. In making such recommendations, the Corporate Governance and Joint Operations Committee is to consider: (i) the competence and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competence and skills that the Board considers each existing director to possess; (iii) the competencies and skills that each new nominee will bring to the boardroom; and (iv) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

The Corporate Governance and Joint Operations Committee is also to review on a periodic basis the composition of the Board to ensure that an appropriate number of independent directors sit on the Board, and analyze the needs of the Board and recommend nominees who meet such needs.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance and Joint Operations Committee, which is responsible for nominating directors, is comprised of only independent directors.

(c) If the board has nominating committee, describe the responsibilities, powers and operation of the nominating committee.

See item 6(a).

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.

Compensation of Directors

The compensation payable to the directors is determined upon a review of comparative data compiled by management for a number of comparable trusts within the oil and gas industry. A recommendation for compensation of directors is made to the Compensation Committee which then makes a recommendation to the Board for approval.

Compensation of Officers

Base salary ranges for executive officers are determined upon review of comparative data compiled by management for a number of comparable trusts within the oil and gas industry. Executive compensation is comprised of salary, Restricted Units pursuant to the Incentive Plan and Performance Units granted pursuant to the Incentive Plan as well as cash bonuses in the discretion of the Board of Directors upon recommendation of the Compensation Committee. Recommendations for compensation are made by senior management of the Corporation to the Compensation Committee and recommended by the Compensation Committee for approval by the Board. Compensation of the President and Chief Executive Officer is determined by the Compensation Committee and recommended to the Board for approval.

See "*Report of Compensation Committee*".

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is comprised entirely of independent directors.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee's responsibility to for formulate and make recommendations to the Board in respect of compensation issues relating to directors and officers of the Corporation. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(i) to review the compensation philosophy and remuneration policy for officers of the Corporation and to recommend to the Board changes to improve the Corporation's ability to recruit, retain and motivate officers;

(ii) to review and recommend to the Board the retainer and fees to be paid to members of the Board;

(iii) to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer ("**CEO**"), evaluate the CEO's performance in light of those corporate goals and objectives, and determine (or make recommendations to the Board with respect to) the CEO's compensation level based on such evaluation;

(iv) to recommend to the Board with respect to non-CEO officer and director compensation including to review management's recommendations for proposed stock option, share purchase plans and other incentive-compensation plans and equity-based plans for non-CEO officer and director compensation and make recommendations in respect thereof to the Board;

(v) to administer the stock option plan approved by the Board in accordance with its terms including the recommendation to the Board of the grant of stock options in accordance with the terms thereof;

(vi) to determine and recommend for approval of the Board bonuses to be paid to officers and employees of the Corporation and to establish targets or criteria for the payment of such bonuses, if appropriate; and

(vii) to prepare and submit a report of the Committee for inclusion of annual disclosure required by applicable securities laws to be made by the Corporation including the Compensation Committee Report required to be included in the information circular – proxy statement of the Corporation and review other executive compensation disclosure before the Corporation publicly discloses such information.

The Compensation Committee is required to be comprised of at least three directors, or such greater number as the Board may determine from time to time. All members of the Compensation Committee are required to be independent, as such term is defined for this purpose under applicable securities requirements. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Committee are to take place at least one time per year and at such other times as the Chair of the Compensation Committee may determine.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Mercer Human Resource Consulting ("**Mercer**") was retained by the Board to provide assistance in determining compensation for officers and directors for the 2006 fiscal year. This included assistance in analysis of compensation paid by a comparable peer group, provision of benchmark market data and general observations with respect to market trends and compensation issues. The mandate of Mercer was limited to providing consultation and advice with respect to compensation. Mercer was not retained to perform any other work for the Trust.

8. Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the audit, compensation and nominating committees, the Corporation has established a Reserves Committee and the Corporate Governance and Joint Operations Committee (which also serves as the nominating committee).

The Corporate Governance and Joint Operations Committee also acts as the nominating committee of the Corporation and carries out the functions with respect thereto as described under Item 6(a). In addition, the Corporate Governance and Joint Operations Committee is responsible for developing the approach of the Corporation in matters concerning corporate governance including:

(i) annually reviewing the mandates of the Board and its committees and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

(ii) considering and, if thought fit, approving requests from directors or committees of directors of the engagement of special advisors from time to time;

(iii) preparing and recommending to the Board annually a statement of corporate governance practices to be included in the Corporation's annual report or information circular as required by all of the stock exchanges on which the shares of the Corporation are listed and any other regulatory authority;

(iv) making recommendations to the Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;

(v) reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs;

(vi) to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(vii) developing and recommending to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function effectively and independently of management;

(viii) making recommendations to the Board regarding appointments of corporate officers and senior management;

(ix) reviewing annually the committees' Mandates and Terms of Reference;

(x) reviewing and considering the engagement at the expense of the Corporation of professional and other advisors by any individual director when so requested by any such director;

(xi) establishing, reviewing and updating periodically a code of business conduct and ethics and ensure that management has established a system to monitor compliance with the code;

(xii) reviewing management's monitoring of the Corporation's compliance with such code; and

(xiii) to consider any issues related to the assets held jointly with Fairquest Energy Limited ("**Fairquest**") and the operation of such assets (including those arising under farm-in agreements with Fairquest) that the Committee considers appropriate or that are directed to the Committee by management including, without limitation, any issues arising from time to time considering potential conflicts of interest between the Corporation and Fairquest.

The Reserves Committee is responsible for various matters relating to reserves of the Corporation that may be delegated to the Reserves Committee pursuant to National Instrument 51-101 (Standards of Disclosure for Oil and Gas Activities) ("**NI 51-101**"), including:

(i) reviewing the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

(ii) reviewing the Corporation's procedures for providing information to the independent evaluator;

(iii) meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in NI 51-101) (the "**Reserves Data**") and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(iv) reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, determining the reason therefor and whether there have been any disputes with management;

(v) providing a recommendation to the Board as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(vi) reviewing the Corporation's procedures for reporting other information associated with oil and gas producing activities; and

(vii) generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation's reserves.

9. **Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.**

The Corporate Governance and Joint Operations Committee is responsible by its terms of reference to evaluate the effectiveness of the Board, committees and individual directors and will therefore be considering this matter in the future. While no formal evaluation has been conducted to date, the Corporate Governance Committee has relied on informal evaluation of the effectiveness through both formal and informal communications with Board members and through participation with other Board members on committees and matters relating to the Board. This methodology has been both responsive and practical given the size of the Board.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors or executive officers, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all our outstanding voting rights, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since January 1, 2006, or in any proposed transaction, which has materially affected or would materially affect us or any of our subsidiaries, other than as follows.

The Trust, Fairborne and Fairquest entered into an arrangement agreement made as of March 11, 2007, pursuant to which Fairborne will acquire (through Fairborne), subject to certain conditions, by way of a plan of arrangement (the "**Arrangement**") pursuant to the *Business Corporations Act* (Alberta), all of the issued and outstanding Fairquest Shares on the basis of 0.39 of a trust unit for each one Fairquest Share. The completion of the Arrangement requires approval of the holders of Fairquest Shares as well as customary regulatory, court and other approvals and is to be considered at the annual and special meeting of holders of Fairquest Shares scheduled for May 30, 2007. Mr. Richard A. Walls, the Chairman and a director of Fairborne, is also the President and Chief Executive Officer and a director of Fairquest. Mr. Walls owns, directly or indirectly, or exercises control or direction over, 1,928,875 Fairquest Shares. In addition, Mr. Walls holds 150,000 Fairquest Options and 650,000 Fairquest Warrants. The other directors and executive officers of Fairborne own, directly or indirectly, or exercise control or direction over, or hold, as the case may be, an aggregate of 3,250,581 Fairquest Shares, 275,000 Fairquest Options, 2,373,034 Fairquest Warrants and 295,000 performance shares. The Fairquest Shares will be exchanged pursuant to the Arrangement for trust units on the same basis as all other holders of Fairquest Shares. Any unexercised Fairquest Options outstanding at the effective date of completion of the Arrangement will be terminated. In connection with the Arrangement, the Fairquest Warrants will become exercisable for trust units rather than Fairquest Shares, following completion of the Arrangement, based upon the same exchange ratio upon which the Fairquest Shares are being exchanged for trust units under the Arrangement.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, except the Proposed Amendment to the Incentive Plan, to the extent that they are entitled to participate thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Trust is available on SEDAR at www.sedar.com. Financial information in respect of the Trust and its affairs is provided in the Trust's annual audited financial statements for the period ended December 31, 2006 and related management's discussion and analysis. Copies of the Trust's financial statements and related management's discussion and analysis are available upon request from our Chief Financial Officer at 3400, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Aaron Grandberg (Telephone (403) 290-3217 or agrandberg@fairbornetrust.com).

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

APPROVAL

The contents and the sending of this information circular – proxy statement have been approved by our directors.

Dated: April 25, 2007

APPENDIX "A"

FAIRBORNE ENERGY TRUST

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The Board of Directors (the "**Board**") of Fairborne Energy Ltd. (the "**Corporation**") is responsible for the stewardship of the Corporation, the other subsidiaries of Fairborne Energy Trust (the "**Trust**") including partnerships and trusts controlled, directly or indirectly, by the Trust to the extent delegated to the Corporation under the Trust Indenture (collectively, "**Fairborne**"). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Fairborne. In general terms, the Board will:

- in consultation with the chief executive officer of the Corporation (the "**CEO**"), define the principal objectives of Fairborne;

- supervise the management of the business and affairs of Fairborne with the goal of achieving Fairborne's principal objectives as developed in association with the CEO;

- discharge the duties imposed on the Board by applicable laws; and

- for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

- Appoint the CEO and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

- In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.

- Ensure that a process is established as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

- Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

- Annual review and adoption of a strategic planning process and approval of Fairborne's strategic plan, which takes into account, among other things, the opportunities and risks of the business.

- Ensure that a system is in place to identify the principal risks to Fairborne and that the best practical procedures are in place to monitor and mitigate the risks.

- Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

- Ensure that an adequate system of internal control exists.

- Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding Fairborne's financial and other disclosure.

- Review and approve Fairborne's financial statements and oversee Fairborne's compliance with applicable audit, accounting and reporting requirements.

- Approve annual operating and capital budgets.

- Approve the distribution policy of the Trust;

- Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

- Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

- Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

- Approve a Business Conduct & Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

- To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout Fairborne.

Board Process/Effectiveness

- Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

- Engage in the process of determining Board member qualifications with the Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.

- Approve the nomination of directors.

- Provide a comprehensive orientation to each new director.

- Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

- Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

- Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

- Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

- Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

- Each member of the Board is expected to understand the nature and operations of Fairborne's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which Fairborne operates, or is contemplating potential operations.

- Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

- In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

- The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

- Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of Fairborne, the Chairman of the Board and the Lead Director will act as a liaison between stakeholders of Fairborne and the Board (including independent members of the Board).



Annual Review

FAIRBORNE
ENERGY TRUST

INTRODUCTION

Fairborne's asset base, which is weighted to natural gas, is focused in four core areas of Alberta. Fairborne is able to control the nature and extent of development in key areas as both the operator and high working interest owner on major properties. Beginning with a solid asset base developed by Fairborne Energy, the Trust has a large undeveloped land base, significant 3D seismic coverage and an extensive inventory of drilling prospects. Fairborne's projects offer diversity in prospect types and risk/reward profiles, including not only conventional oil and gas prospects, but also large scale Coal Bed Methane ("CBM") projects. As a Trust, Fairborne's primary focus is on development projects that offer the greatest access to reserves with the highest probability of success. Through its farmout arrangement with Fairquest, Fairborne also has exposure to higher risk/higher reward exploration plays.

In 2006, Fairborne drilled 62 (32.3 net) wells resulting in 24 (9.7 net) natural gas wells, 30 (17.9 net) CBM wells and five (3.2 net) crude oil wells. Successful results from the 2006 drilling program allowed the Trust to maintain stable production while increasing reserve growth per unit.


ALBERTA
Basset Lake
Peace River Arch
Rycroft/Gordondale
Deep Basin
Columbia Harlech
Brazeau
EDMONTON
Central Alberta
Westerose
Clive
Greater West Pembina
Major Oil Property
Major Gas Property

Experienced staff, a proactive hedging position and a successful drilling program allowed the Trust to achieve stable production and strong operating netbacks in 2006. Fairborne was able to maintain reliable, consistent distributions throughout a year of escalating service costs, weakened commodity prices and a largely uncertain operating environment for Trusts created by dramatic changes to proposed tax regulations.

MAJOR DEVELOPMENT PROPERTIES

COLUMBIA/HARLECH – Fairborne acquired its interest in the Columbia/Harlech area in 2004 and, since then, it has represented an ever increasing area of focus for the Trust. Fairborne's initial operations in Columbia/Harlech were exploratory in nature, drilling more than 40 operated wells, acquiring a working interest in 37,760 acres (15,906 net acres) of land and assembling 3D seismic data over most of the Trust's land holdings.

In 2006, Fairborne drilled 13 (4.1 net) wells in Columbia/Harlech resulting in 11 (3.1 net) natural gas wells and two (1.0 net) oil wells. Included in 2006 drilling were 12 wells (2.5 net) into the Viking formation, with test rates well in excess of typical Viking production. During the year, the Trust also continued to expand operated production facilities and pipeline infrastructure to facilitate increased production rates. Production from Columbia/Harlech averaged 1,033 BOE per day in 2006 with current production at 1,150 BOE per day.

Utilizing the extensive proprietary knowledge gained from past operations, Fairborne is now able to move from a predominantly exploratory position to a lower risk, development based delineation drilling program. Offering multiple sweet and sour gas reservoirs, Columbia/Harlech has the potential to provide a significant portion of the Trust's future production and reserve growth through continued drilling on Trust lands.

	2006	2005 [1]	% change
FINANCIAL *($thousands, except per unit amounts)*			
Petroleum and natural gas sales	**204,129**	226,648	(10%)
Funds generated from operations [2]	**112,897**	125,243	(10%)
Per unit - basic	**$2.39**	$2.65	(10%)
Per unit - diluted	**$2.05**	$2.39	(14%)
Net income	**44,079**	43,553	1%
Per unit - basic	**$0.93**	$0.92	1%
Per unit - diluted	**$0.90**	$0.89	1%
Exploration and development expenditures	**69,643**	126,139	(45%)
Acquisitions, net of dispositions	**22,378**	(44,634)	-
Working capital surplus	**7,158**	1,373	421%
Bank indebtedness	**101,156**	136,302	(26%)
Convertible debentures	**90,302**	-	-
OPERATIONS *(Units as noted)*			
Average production			
Natural gas *(Mcf per day)*	**45,660**	48,099	(5%)
Crude oil *(bbls per day)*	**2,577**	2,764	(7%)
Natural gas liquids *(bbls per day)*	**375**	415	(10%)
Total *(BOE per day)*	**10,562**	11,195 [1]	(6%)
Proved and probable reserves			
Natural gas *(Bcf)*	**165.4**	153.0	8%
Crude oil *(Mbbl)*	**7,971**	8,649	(8%)
Natural gas liquids *(Mbbl)*	**2,533**	2,039	24%
BOE *(MBOE)*	**38,078**	36,182	5%
Netback per BOE *($ per BOE)*			
Petroleum and natural gas sales	**52.95**	55.47	(5%)
Royalties	**(8.61)**	(11.74)	(27%)
Transportation	**(1.38)**	(0.89)	55%
Operating expenses	**(9.38)**	(8.58)	9%
Operating netback	**33.58**	34.26	(2%)
Wells drilled *(gross)*	**62**	72	(14%)
Undeveloped land *(net acres)*	**174,511**	193,191	(10%)

(1) Fairborne's 2005 results include results from properties prior to their disposition to Fairquest on June 1, 2005.

(2) Funds generated from operations is calculated using cash flow from operations as presented in the consolidated statement of cash flows before non-cash working capital and asset retirement expenditures.



Fairborne Energy Trust was created in June 2005 with the business model to sustain production and reserves per unit by developing and exploring our high quality asset base, primarily through the drill bit.

In 2006, Fairborne accomplished its objective for the second straight year. The asset base that provides our foundation for long term sustainability has continued to deliver reserves, production and new opportunities. Production through the year was very stable at 10,562 BOE per day despite a major turnaround at the West Pembina Plant during the second quarter. Proven plus Probable reserves grew from 36.2 MMBOE at the end of 2005 to 38.1 MMBOE at the end of 2006. Our inventory of drilling locations is stronger than ever before, confirming the value of our undeveloped land base and the ability of our technical staff to continuously replenish the Trust's inventory of opportunities. Financially, the Trust has a strong balance sheet, completing a $100 million Convertible Debentures financing in 2006 and maintaining a relatively low debt to cash flow ratio.

OPERATIONS

2006 was another active year for the Trust with the trend of increasing costs continuing from 2005 in all facets of our business. Our capital expenditure program totaled $92.0 million which included drilling 62 gross (32.3 WI) wells with a 95% success rate. We replaced 150% of our production at a finding, development and acquisition cost of $16.00 per BOE on a proved plus probable basis. Our proved plus probable reserve life index (RLI) increased 8% from 9.2 years to 9.9 years. On the production side we produced an average of 10,562 BOE per day and exited the year at approximately the same volume.

We continue to invest substantially in the future of our major areas including land and seismic expenditures that totaled $4.5 million in 2006. Our exploration land base totals 174,511 net undeveloped acres, with additional undeveloped CBM lands that have deeper production underlying them. Our inventory of 3D seismic, which now covers nearly 2,600 square kilometers, increased since the end of last year as we shot a large survey over the Brazeau Belly River Unit. In addition, the Trust spent approximately $24.0 million on infrastructure projects which will ensure the Trust maintains control as operator of the oil and gas facilities which process the majority of our production.

The success of the Trust's internal exploration and development strategy is best demonstrated by the reserve profile of our two main growth areas, Columbia/Harlech and Clive coal bed methane ("CBM"). The Columbia/Harlech acreage was purchased as part of an asset acquisition in early 2004 and drilling commenced later that same year. At year end 2006 the property has grown from pure undeveloped land to a reserves base of 38.5 Bcf (31.2 Bcf net) of proven plus probable reserves. Our CBM drilling program at Clive started in late 2003 and, with over 100 wells drilled and 89 wells on production, the Trust had 48.9 Bcf (42.5 Bcf net) of proven plus probable reserves at the end of 2006 with production averaging 6.4 MMcf per day of CBM natural gas.

FINANCIAL

Funds generated from operations in 2006 was $112.9 million ($2.39 per unit) with an average operating netback of $33.58 per BOE. Our premium netback is a result of high heat content natural gas, light oil and an active hedging program designed to protect our targeted distributions and capital program. Total distributions of $73.8 million ($1.56 per unit) in 2006 represented an average payout ratio of 65% excluding exchangeable shares and 73% including exchangeable shares.



Fairborne maintained a strong financial position in 2006, completing a Convertible Debenture financing in October for gross proceeds of $100 million and ending the year with total debt to cash flow of approximately 0.8 times based on 2006 funds generated from operations. Our borrowing capacity under existing credit facilities is $180 million, of which $90.3 million was drawn at year end, leaving considerable financial flexibility to pursue capital expenditure programs as well as acquisition opportunities.

BUSINESS COMBINATION WITH FAIRQUEST ENERGY LIMITED

To strengthen Fairborne's position as a leading, sustainable natural gas focused trust, Fairborne entered into an arrangement agreement on March 12, 2007 to acquire all of the outstanding shares of Fairquest Energy Limited on the basis of 0.39 Trust units for each Fairquest common share. The transaction, scheduled to close in June 2007, is subject to approval by Fairquest shareholders as well as requisite regulatory and court approvals.

OUTLOOK FOR 2007

Fairborne is well positioned to continue to meet its objective of sustainability. Our planned 2007 capital program is $60 million for the Trust and will increase to $70 to $75 million assuming completion of the proposed business combination with Fairquest. Including seven months of production from Fairquest properties (beginning in June 2007), average 2007 production is expected to range between 12,200 and 12,500 BOE per day, with operating costs of approximately $9.00 per BOE. As of March 15, 2007, we have approximately 4,500 BOE per day (84% natural gas) of our estimated 2007 production hedged with a minimum average price of $54.48 per BOE.

Fairborne's results to date are a direct result of the dedication and effort of our staff working towards the common goal of adding value through the drill bit. Once again, and on behalf of the Board of Directors, I would like to thank all of our employees and contractors for another year of successfully executing our business plan with original ideas and hard work. It is through your commitment and contribution that we achieved our goals in 2006.

STEVEN R. VANSICKLE
President and Chief Executive Officer
March 15, 2007
Calgary, Alberta

2006 Quarterly Production
(BOE per day)


18,000
250
206
198
203
203
10,705
10,280
10,640
10,623
0
100
Q1
Q2
Q3
Q4
Volumes
Natural Gas
Oil & Liquids
BOE/d/MM OS units

P + P Reserves per Unit
(BOE per thousand units)


800
689
693
728
0
Initial Trust
Dec 31/05
Dec 31/06
BOE
Natural Gas
Oil & Liquids


Fairborne

Fairborne is pleased to provide this summary of its financial and operating results for the 2006 year. A complete copy of the Company's historical public documents, corporate information, latest presentations and press releases including the 2006 Financial Statements, MD&A and Annual Information Form, can be found on SEDAR at www.sedar.com or on the Trust's website at http://www.fairbornetrust.com.

INTRODUCTION

Fairborne Energy Trust ("Fairborne" or the "Trust") is an oil and gas income trust established from the reorganization of Fairborne Energy Ltd. ("Fairborne Energy") in June 2005. The Trust utilizes extensive development drilling in four core areas and, where appropriate, focused acquisitions to meet its objective of providing consistent, stable results to Unitholders while increasing unit value over the long term. Building on the solid asset base developed by Fairborne Energy and drawing on the technical skills of the same high quality management and staff, the Trust has maintained stable production and a strong financial position since its inception in 2005. Fairborne is well positioned to meet future challenges with an extensive inventory of development prospects focused in core areas as well as considerable exploration upside as a result of the proposed business combination with Fairquest Energy Limited.

ADVISORIES

FORWARD LOOKING STATEMENTS: *This document contains forward-looking statements. Management's assessment of future plans and operations, production estimates and expected production rates, levels of distributions on Trust Units and the payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected commodity prices, whether cash taxes will be payable, expected royalty rates, the effect of infrastructure interruptions, timing of tie-in of wells, capital expenditures and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at the Trust's website (www.fairbornetrust.com). Furthermore, the forward looking statements contained in this document are made as at the date of this document and the Trust does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

BOE CONVERSIONS: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*


Fairborne Energy Trust 2006 MD&A and Consolidated Financial Statements

ADVISORIES

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, March 15, 2007. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review 2006 activities and results as compared to the previous year, and should be read in conjunction with the audited consolidated financial statements including notes for the year ended December 31, 2006 and 2005. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS: Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited ("Fairquest"), a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust. If the context requires, reference herein to "Fairborne" also includes a reference to Fairborne Energy Ltd. prior to the reorganization.

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

FORWARD LOOKING STATEMENTS: This MD&A contains forward-looking statements. Management's assessment of future plans and operations, production estimates and expected production rates, levels of distributions on Trust Units and the payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected commodity prices, whether cash tax will be payable, expected royalty rates, transportation costs and operating costs, capital expenditures, and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Trust's website (www.fairbornetrust.com). Furthermore, the forward-looking statements contained in this MD&A are made as at the date of this MD&A and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

NON-GAAP TERMS: This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netback a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between cash flow from operations and funds generated from operations can be found in the section entitled "Distributable Cash and Distributions" with funds generated from operations calculated before non-cash working capital and asset retirement expenditures. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit with diluted per unit calculations including the effect of convertible debentures.

BOE CONVERSIONS: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

HIGHLIGHTS

	2006	2005 [1]	change
FINANCIAL ($thousands, except per unit amounts)			
Petroleum and natural gas sales	204,129	226,648	(10%)
Funds generated from operations	112,897	125,243	(10%)
Per unit - basic	$2.39	$2.65	(10%)
Per unit - diluted	$2.05	$2.39	(14%)
Cash flow from operations (including changes in working capital)	107,774	108,880	(1%)
Per unit - basic	$2.28	$2.31	(1%)
Per unit - diluted	$1.97	$2.23	(12%)
Net income	44,079	43,553	1%
Per unit - basic	$0.93	$0.92	1%
Per unit - diluted	$0.90	$0.89	1%
Exploration and development expenditures	69,643	126,139	(45%)
Acquisitions, net of dispositions	22,378	(44,634)	-
Working capital surplus	7,158	1,373	421%
Bank indebtedness	101,156	136,302	(26%)
Convertible debentures	90,302	-	-
OPERATIONS (Units as noted)			
Average production			
Natural gas *(Mcf per day)*	45,660	48,099	(5%)
Crude oil *(bbls per day)*	2,577	2,764	(7%)
Natural gas liquids *(bbls per day)*	375	415	(10%)
Total *(BOE per day)*	10,562	11,195 [1]	(6%)
Average sales price			
Natural gas *($ per Mcf)*	7.88	8.84	(11%)
Crude oil *($ per bbl)*	68.22	61.78	10%
Natural gas liquids *($ per bbl)*	49.11	50.15	(2%)
Netback per BOE *($ per BOE)*			
Petroleum and natural gas sales	52.95	55.47	(5%)
Royalties	(8.61)	(11.74)	(27%)
Transportation	(1.38)	(0.89)	55%
Operating expenses	(9.38)	(8.58)	9%
Operating netback	33.58	34.26	(2%)

[1] *Fairborne's 2005 results include results from properties prior to their disposition to Fairquest on June 1, 2005.*

SELECT ANNUAL INFORMATION

($thousands, except per unit amounts)	2006	2005	2004
Petroleum and natural gas sales	**204,129**	226,648	125,604
Funds generated from operations	**112,897**	125,243	66,399
Per unit – basic	**$2.39**	$2.65	$1.65
Per unit – diluted	**$2.05**	$2.39	$1.54
Cash flow from operations (including changes in working capital)	**107,774**	108,880	51,403
Per unit - basic	**$2.28**	$2.31	$1.28
Per unit - diluted	**$1.97**	$2.23	$1.19
Net income	**44,079**	43,553	13,702
Per unit – basic	**$0.93**	$0.92	$0.34
Per unit – diluted	**$0.90**	$0.89	$0.32
Total assets	**539,579**	499,920	434,830
Working capital surplus (deficit), including current bank indebtedness	**7,158**	1,373	(98,058)
Long term financial liabilities			
Bank indebtedness	**101,156**	136,302	–
Convertible debentures	**90,302**	–	–
Non-controlling interest	**27,132**	27,598	–
Asset retirement obligations	**10,994**	11,386	13,196
Future income taxes	**41,592**	51,465	35,860
Cash distributions per unit	**$1.56**	$1.36	–
Unitholders' equity	**200,715**	204,359	247,777

In 2004, Fairborne Energy Ltd. drilled 109 wells as part of an extensive exploration and development program which resulted in average production and funds generated from operations that were more than double the previous year. Also in 2004, Fairborne Energy Ltd. completed a significant property acquisition in West Pembina and the corporate acquisition of Case Resources Inc. Fairborne Energy Ltd. financed its acquisition, exploration and development activities through a combination of funds generated from operations, bank debt and common share equity financings which included the issue of flow-through shares.

Effective June 1, 2005, Fairborne Energy Trust was established as part of a Plan of Arrangement whereby Fairborne Energy Ltd. was reorganized into two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. The trust conversion was undertaken as a method to offer all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas company or the combined future of both entities. Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne's exploratory lands.

In 2006, in its first full year as a trust, Fairborne met its objective to maintain stable production, funds generated from operations and distributions to unitholders by focusing on the development of its core properties and using an active commodity price risk management program. In a year marked by volatility in natural gas prices, Fairborne recorded $112.9 million in funds generated from operations ($2.39 per unit), of which 65% was distributed to Unitholders ($1.56 per unit) through consistent monthly distributions of $0.13 per unit. The balance of funds generated from operations was used, in part, to fund capital expenditures of $92.0 million, which included a property acquisition of $22.4 million. Fairborne's capital program was focused on the development of core properties with 62 wells drilled (32.3 net) resulting in 24 (9.7 net) natural gas wells, 30 (17.9 net) CBM wells and five (3.2 net) oil wells. Financing for the remainder of the 2006 capital program was obtained through a combination of bank debt and proceeds from a $100 million convertible debenture financing completed in October 2006.

For 2007, Fairborne's focus will be on sustainability with a stable production base, a diversity of development projects and access to exploration upside through the proposed business combination with Fairquest.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of select financial information for the quarterly periods indicated:

	2006			
	Q4	Q3	Q2	Q1
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	49,581	48,845	50,914	54,789
Funds generated from operations	26,108	27,825	30,340	28,624
Per unit – basic	$0.54	$0.58	$0.65	$0.62
Per unit – diluted	$0.43	$0.51	$0.57	$0.54
Cash flow from operations (including changes in working capital)	10,189	29,969	38,037	29,579
Per unit - basic	$0.19	$0.63	$0.82	$0.64
Per unit - diluted	$0.15	$0.55	$0.71	$0.56
Net income	8,900	10,439	13,881	10,859
Per unit – basic	$0.18	$0.22	$0.30	$0.23
Per unit – diluted	$0.17	$0.22	$0.28	$0.23
Total assets	539,579	514,681	499,826	522,482
Working capital surplus (deficit)	7,158	(2,395)	(3,199)	35
Bank indebtedness	101,156	177,595	147,202	153,933
Convertible debentures	90,302	-	-	-
OPERATIONS				
Average production				
Natural gas *(Mcf per day)*	46,752	45,966	43,441	46,472
Crude oil *(bbls per day)*	2,522	2,604	2,607	2,575
Natural gas liquids *(bbls per day)*	308	376	432	384
Total *(BOE per day)*	10,623	10,640	10,280	10,705

	2005			
	Q4	Q3	Q2*	Q1*
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	68,751	61,656	48,807	47,434
Funds generated from operations	40,783	35,406	23,760	25,294
Per unit - basic	$0.89	$0.78	$0.47	$0.51
Per unit - diluted	$0.77	$0.67	$0.47	$0.48
Cash flow from operations (including changes in working capital)	30,731	30,001	18,466	29,682
Per unit - basic	$0.67	$0.66	$0.38	$0.60
Per unit - diluted	$0.74	$0.57	$0.36	$0.56
Net income	20,444	15,482	2,719	4,908
Per unit - basic	$0.43	$0.34	$0.05	$0.10
Per unit - diluted	$0.42	$0.33	$0.05	$0.09
Total assets	499,920	458,603	451,849	480,089
Working capital surplus (deficit)	1,373	984	(7,758)	(16,823)
Bank indebtedness	136,302	128,548	124,580	106,513
OPERATIONS				
Average production				
Natural gas *(Mcf per day)*	46,886	49,412	47,077	49,030
Crude oil *(bbls per day)*	2,770	2,684	2,558	3,047
Natural gas liquids *(bbls per day)*	438	402	422	398
Total *(BOE per day)*	11,022	11,321	10,826*	11,617*

* *Amounts shown include amounts prior to the effective date of the Plan of Arrangement (June 1, 2005) in respect of Fairborne Energy Ltd.*

Production declined 5% from the third quarter of 2005 to the first quarter of 2006. Through the four quarters of 2006, Fairborne's production has been stable, with fluctuations from quarter to quarter primarily due to interruptions on sales pipelines and gas facility turnarounds. Production for the first two quarters of 2005 included operations of Fairborne Energy Ltd. prior to the trust conversion on June 1, 2005 and, therefore, included production from properties subsequently disposed to Fairquest.

Fairborne's revenue, funds generated from operations and cash flow from operations over the past two years have reflected its stable production base with revenue variances from quarter to quarter largely influenced by changes in natural gas prices. Beginning in the first quarter of 2005 and continuing into the first quarter of 2006, natural gas prices were gradually increasing which resulted in a corresponding increase in the Trust's petroleum and natural gas revenue and funds generated from operations through the same period. This trend started to reverse in the second quarter of 2006 with declining natural gas prices influencing a corresponding decrease in the Trust's revenues and funds generated from operations.

The most significant impact to Fairborne's net income over the past two years is related to the trust conversion undertaken on June 1, 2005. In addition to mirroring the changes in the Trust's funds generated from operations over the eight quarters, net income also reflects an increase in DD&A rates beginning in the third quarter of 2005 offset by future tax recoveries beginning in the same period. The increase in Fairborne's DD&A rate since the trust conversion is due to an increase in its depletable base as a result of capital spending and accounting for exchangeable shares, whereby the conversion of exchangeable shares results in an increase to depletable assets, with no corresponding increase in reserves. Future tax recoveries recognized since June 2005 result from additional interest deductions associated with Fairborne's new Trust structure as well as reductions in rates for both federal and provincial taxes which were enacted during 2006.

FOURTH QUARTER 2006 RESULTS

Fairborne's fourth quarter 2006 production remained stable at 10,623 BOE per day (Q3 2006 – 10,640 BOE per day). Revenues of $49.6 million for the fourth quarter were also consistent with the preceding quarter (Q3 2006 - $48.8 million). Despite an escalating cost environment, the Trust reduced operating costs by 7% from $9.88 per BOE in the preceding quarter to $9.20 per BOE in the fourth quarter of 2006. Recovering commodity prices and lower operating costs were reflected in an operating netback of $32.16 per BOE in the fourth quarter consistent with the preceding third quarter (Q3 - $32.51 per BOE).

The Trust recorded funds generated from operations of $26.1 million ($0.54 per unit) during the fourth quarter with cash flow from operations (including changes in working capital) of $10.2 million ($0.19 per unit). Distributions were maintained at $0.13 per unit per month with total distributions for the fourth quarter of $18.6 million, representing a payout ratio of 71%. Fairborne completed a $100 million convertible debenture financing in October 2006 with proceeds from the debenture financing initially applied against outstanding bank indebtedness.

Capital expenditures in the fourth quarter were $16.7 million which included $9.0 million for drilling and completions and $7.3 million for well equipment and facilities. The Trust drilled eight (4.7 net) wells during the fourth quarter resulting in two (0.3 net) natural gas wells, three (2.2 net) CBM wells, and three (2.2 net) oil wells. The fourth quarter capital program was financed through a combination of debt and funds generated from operations after distributions to unitholders.

TRUST CONVERSION ACCOUNTING

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Specifically, the December 31, 2005 consolidated financial statements reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). As a result of the conversion to a trust, certain information for prior periods may not be directly comparable.

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement ("TSA") which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the TSA, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. The TSA has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

2006 FINANCIAL RESULTS

PRODUCTION

	2006	2005*	change
Natural gas *(Mcf per day)*	**45,660**	48,099	(5%)
Crude oil *(bbls per day)*	**2,577**	2,764	(7%)
Natural gas liquids *(bbls per day)*	**375**	415	(10%)
Total *(BOE per day)*	**10,562**	11,195	(6%)
Natural gas % of production	**72%**	72%	–

* *Includes production from properties prior to their disposition to Fairquest on June 1, 2005.*

Fairborne reported average production of 10,562 BOE per day in 2006. Daily production remained consistent throughout the year with the exception of second quarter production, that was negatively impacted by unscheduled interruptions on the Nova pipeline and turnarounds at third party operated gas facilities. In the prior year, production of 11,195 BOE per day included five months of production from properties disposed to Fairquest in conjunction with the trust conversion on June 1, 2005.

Natural gas production of 45.7 MMcf per day for 2006 was impacted by interruptions on the Nova pipeline and turnarounds at major gas facilties but also reflected the Trust's successful development drilling programs in Columbia/Harlech, Clive CBM and Westerose with new production replacing natural declines. Excluding production attributable to Fairquest properties in 2005, natural gas production from Trust properties was consistent with the prior year.

Crude oil and NGL production of 2,952 bbls per day for 2006 was marginally lower than the 2005 average of 3,179 bbls per day, with the majority of the Trust's 2006 development activities focused on natural gas properties.

In 2007, the Trust expects to continue its development of core properties with the objective to maintain production between 10,500 and 10,800 BOE per day.

COMMODITY PRICES & RISK MANAGEMENT ACTIVITIES

	2006	2005	change
Average prices			
Natural gas *($ per Mcf)*	**7.88**	8.84	(11%)
Crude oil *($ per bbl)*	**68.22**	61.78	10%
Natural gas liquids *($ per bbl)*	**49.11**	50.15	(2%)
BOE *($ per BOE)*	**52.45**	55.08	(5%)
Benchmark prices			
AECO Daily Index *(Cdn$ per Mcf)*	**6.51**	8.71	(25%)
AECO Monthly Index *(Cdn$ per Mcf)*	**6.99**	8.48	(18%)
WTI – Edmonton par *(Cdn$ per bbl)*	**73.29**	69.13	6%

Risk Management – Physical Sales Contracts

The Trust's risk management strategy is based on the following objectives:

- provide greater certainty and stability to distributions;
- protect unitholder return on investment;
- reduce risk exposure in budgeted annual funds flow projections; and
- help ensure transaction economics on acquisitions.

Natural Gas

2006 was a year of declining natural gas prices with average AECO daily prices decreasing 25% and AECO monthly prices decreasing 18% compared to 2005. In 2006, Fairborne continued to realize above-average natural gas prices due to the higher heat content of the Trust's production and an active risk management program. An average of 19,911 Mcf per day was sold under fixed price physical sales contracts during 2006 representing 44% of the Trust's natural gas production. Risk management activities during 2006 increased the Trust's natural gas revenue by $19.6 million which had an effect of increasing the Trust's realized natural gas price by $1.18 per Mcf to $7.88 per Mcf, a 21% premium to the daily AECO index.

In the first two months of 2007, natural gas prices have recovered to trade around $8.02 per Mcf. However, based on high current storage levels in the North American market together with an expectation that natural gas inventories may remain at historically high levels, there is considerable downward potential for natural gas prices in the summer of 2007. To manage some of this price risk and provide stability to expected funds generated from operations, Fairborne has 54% of its gas production under fixed price physical sales contracts for the first 6 months of 2007 at a minimum average price of $8.72 per Mcf and 22% of the Trust's production for the last half of 2007 at a minimum average price of $8.79 per Mcf.

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts outstanding at December 31, 2006 as well as contracts entered into after December 31, 2006:

	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Collars					
Volume *(Mcf per day)*	16,387	–	–	4,510	2,706
Average floor *($ per Mcf)*	$9.58	–	–	$8.87	$8.87
Average ceiling *($ per Mcf)*	$12.50	–	–	$10.59	$11.09
Puts and participating swaps					
Volume *(Mcf per day)*	2,706	1,804	5,863	451	–
Average floor *($ per Mcf)*	$10.14	$8.36	$8.20	$8.45	–
Swaps					
Volume *(Mcf per day)*	4,059	26,158	4,510	6,164	4,961
Average price *($ per Mcf)*	$9.46	$7.96	$8.99	$9.20	$9.60
Total volume *(Mcf per day)*	23,152	27,962	10,373	11,125	7,667
Average floor price *($ per Mcf)*	$9.63	$7.99	$8.54	$9.03	$9.35

Conversion factor: 1Mcf = 1.109GJ

Crude oil

Crude oil prices in 2006 increased by 6% compared to average market prices in 2005. During the fourth quarter of 2006, OPEC announced production cuts which were intended to help reduce the growing inventories and provide support to crude oil prices. These initiatives were met with limited success as crude oil prices declined 18% from the third quarter as supply/demand fundamentals continued to override the ongoing threats of supply disruptions and limited global excess production.

During 2006, the Trust had an average of 652 bbls per day of crude oil under fixed price physical sales contracts representing 25% of crude oil production. Risk management activities, including option costs for puts purchased during the year had a minimal effect on the Trust's realized crude price, decreasing it by $0.01 per bbl for the year. Compared to the prior year, the Trust's realized crude oil price of $68.22 per bbl for 2006 represented an increase of 10% from 2005. For 2007, the Trust has 34% of its estimated crude oil production protected at a minimum average price of US$67.40 per bbl.

The following table summarizes the outstanding fixed price physical sales contracts on crude oil, including contracts outstanding at December 31, 2006 as well as contracts entered into after December 31, 2006:

	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Collars				
Volume *(bbls per day)*	-	500	-	-
Average floor *($ per bbl)*	-	$63.00	-	-
Average ceiling *($ per bbl)*	-	$70.00	-	-
Puts and participating swaps				
Volume *(bbls per day)*	900	500	-	-
Average floor *($ per bbl)*	$64.22	$70.50	-	-
Swaps				
Volume *(bbls per day)*	-	-	500	500
Average price *($ per bbl)*	-	-	$70.68	$70.98
Total volume *(bbls per day)*	900	1,000	500	500
Average floor price *($ per bbl)*	$64.22	$66.75	$70.68	$70.98

PETROLEUM AND NATURAL GAS REVENUE

($thousands except as noted)	2006	2005	change
Natural gas	**131,319**	155,147	(15%)
Crude oil	**64,168**	62,322	3%
Natural gas liquids	**6,719**	7,595	(12%)
Other income	**1,923**	1,584	21%
Total	**204,129**	226,648	(10%)
Per BOE	**$52.95**	$55.47	(5%)

Fairborne reported revenue of $204.1 million in 2006, which reflected weakened commodity prices and reduced production compared to the prior year. Included in 2005 revenue of $226.6 million was five months of revenue from properties disposed to Fairquest on June 1, 2005 as part of the trust conversion.

ROYALTIES

($thousands except as noted)	2006	2005	change
Crown	23,790	38,320	(38%)
Freehold and overriding	9,395	9,642	(3%)
Total	33,185	47,962	(31%)
Crown *(% of revenue)*	11.7%	16.9%	(31%)
Freehold and overriding *(% of revenue)*	4.6%	4.3%	7%
Total *(% of revenue)*	16.3%	21.2%	(23%)
Per BOE	$8.61	$11.74	(27%)

Fairborne recorded $33.2 million in royalties in 2006 (2005 - $48.0 million), representing a royalty rate of 16.3% (2005 - 21.2%). Several factors reduced effective crown royalty rates during 2006, including royalty credits of $2.6 million which related to adjustments for 2005 crown cost deductions. In addition, Fairborne's overall effective crown royalty rate for 2006 decreased as a result of increased deductions for allowable operating costs and gas cost allowance. Finally, due to the Trust's risk management program, Fairborne's realized gas price was well in excess of the reference price utilized in calculating crown royalties. In 2007, Fairborne expects royalties to average between 18% and 20% based on new allowable cost deductions, market reference prices, and the elimination of the ARTC program (2006 - $0.5 million crown royalty credit).

TRANSPORTATION EXPENSES

	2006	2005	change
Transportation costs *($thousands)*	5,313	3,627	46%
Per BOE	$1.38	$0.89	55%

Transportation costs of $5.3 million ($1.38 per BOE) for 2006 include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with the usage of natural gas pipelines. Prior to June 1, 2005, Fairborne's natural gas sales contracts were all paid net of transportation; therefore, the Trust did not incur transportation expenses for its natural gas production in the first five months of 2005. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs.

In 2007, based on expected production and continued weighting toward natural gas, the Trust expects per BOE transportation costs to remain consistent with 2006.

OPERATING COSTS

($thousands except as noted)	2006	2005	change
Operating costs			
Natural gas	25,022	24,502	2%
Oil and NGLs	11,160	10,533	6%
Total	36,182	35,035	3%
Per BOE	$9.38	$8.58	9%

Fairborne recorded operating costs of $36.2 million for 2006 ($9.38 per BOE) compared to $35.0 million ($8.58 per BOE) in 2005. The increase in operating costs reflects major turnaround costs at the West Pembina gas plant as well as the continued upward pressure of industry service costs throughout the year. Based on current industry service costs and assuming no major gas plant turnarounds, the Trust expects operating costs to average approximately $9.00 per BOE in 2007.

OPERATING NETBACKS

	2006					2005	
	Natural Gas ($ per Mcf)	CBM ($ per Mcf)	Crude oil ($ per bbl)	NGL's ($ per bbl)	BOE Production ($ per BOE)	BOE Production ($ per BOE)	change
Petroleum and natural gas sales	7.86	8.01	68.22	49.11	52.45	55.08	(5%)
Other income	0.13	-	-	-	0.50	0.39	28%
Royalty expense	(1.27)	(0.96)	(12.14)	(10.09)	(8.61)	(11.74)	(27%)
Transportation expense	(0.34)	(0.15)	(0.15)	-	(1.38)	(0.89)	55%
Operating costs	(1.65)	(0.60)	(10.42)	(9.97)	(9.38)	(8.58)	9%
Operating netback	4.73	6.30	45.51	29.05	33.58	34.26	(2%)

Fairborne's operating netback of $33.58 was only 2% lower than 2005 despite decreased natural gas prices and increased operating costs. The operating netback remained strong as a direct result of the Trust's risk management activities and reduced royalty rates in 2006.

GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES

($thousands except as noted)	2006	2005	change
G&A expenses, net of recoveries	7,279	5,602	30%
Trust Unit compensation costs	5,007	2,158	132%
Total G&A expenses	12,286	7,760	58%
G&A expenses, per BOE	$1.89	$1.37	38%
Compensation costs, per BOE	$1.30	$0.53	145%

Fairborne recorded $7.3 million (2005 - $5.6 million) of G&A expenses in 2006, net of recoveries, representing $1.89 per BOE (2005 - $1.37 per BOE). Compared to the prior year, G&A costs per BOE have increased by 38% due to increased costs associated with regulatory compliance and the attraction and retention of staff.

Pursuant to the Technical Services Agreement entered into with Fairquest in connection with completion of the Plan of Arrangement, effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures. In 2006, $2.6 million was credited to G&A under this agreement with $0.9 million credited to G&A expenses in the prior year for the period June 1 to December 31, 2005.

Compensation expense of $5.0 million in 2006 included amortization of the fair value of units anticipated to be issued pursuant to the Trust Incentive Plan. In 2005, compensation expense of $2.2 million included amortization under the Trust Incentive Plan beginning June 1, 2005 as well as regular amortization of stock options of Fairborne Energy Ltd. issued prior to the Plan of Arrangement. The increase in compensation expense for the Trust results from the valuation of units, which are based on current trading prices at the date of grant as compared to valuation of stock options, which value future increases in market price.

INTEREST AND FINANCING COSTS

($thousands except as noted)	2006	2005	change
Interest expense	9,070	4,772	90%
Accretion of convertible debentures	362	-	-
Total interest and financing costs	9,432	4,772	98%
Per BOE	$2.45	$1.17	109%

Fairborne recorded $9.4 million in interest expense and financing costs in 2006, up from $4.8 million in 2005. The increase in interest expense reflects a rise in borrowing rates during 2006 as well as an increase in the Trust's debt levels which include $100 million of convertible debentures issued in October 2006. At December 31, 2006, Fairborne had a total of $191.5 million of debt outstanding compared to $136.3 million at the end of 2005, with a portion of the Trust's 2006 capital expenditure program financed by debt. Also included in interest and financing costs in 2006 is the accretion of convertible debentures. The costs associated with the debenture offering along with the amount allocated to the conversion feature are charged to earnings over the life of the debentures.

TRUST CONVERSION COSTS

In accordance with the Plan of Arrangement in June 2005, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, $3.4 million of remaining unamortized stock based compensation costs relating to options was charged to earnings. The Trust also incurred $3.4 million of restructuring costs which, together with stock compensation expense, has been included in trust conversion costs on the consolidated statement of operations and retained earnings for the year ended December 31, 2005.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

	2006	2005	change
Depletion, depreciation and accretion *($thousands)*	74,185	69,312	7%
Per BOE	$19.24	$16.97	13%

The Trust recorded $74.2 million in depletion and depreciation of capital assets and accretion of asset retirement obligations during 2006. On a BOE basis, the DD&A rate of $19.24 per BOE in 2006 was 13% higher than the prior year rate of $16.97 per BOE. The increase in DD&A rates in 2006 is due to an increase in Fairborne's depletable base as a result of capital spending and accounting for exchangeable shares, whereby the conversion of exchangeable shares results in an increase to depletable assets, with no corresponding increase in reserves.

TAXES

($thousands except as noted)	2006	2005	change
Future (reduction)	(15,272)	1,306	-
Capital	203	1,068	-
Total taxes	(15,069)	2,374	-
Per BOE	$(3.91)	$0.58	-

Fairborne has recorded a future tax recovery of $15.3 million in 2006 compared to a provision of $1.3 million in 2005. The future tax recovery results from additional interest deductions associated with Fairborne's new trust structure as well as reductions in rates for both federal and provincial taxes which were enacted during 2006. The Trust is a taxable entity under the Income Tax Act which, under current legislation, is only taxable on income that is not distributed or distributable to unitholders. In 2006, the federal government announced proposals regarding the taxation of distributions paid by Trusts. Management is assessing the proposals and the potential implications to the Trust. See "Business Environment and Risks".

Fairborne paid provincial capital tax and large corporations tax in its operating entities in 2005. The elimination of the federal Large Corporations Tax beginning January 1, 2006, eliminated the Trust's liability for federal capital taxes; however, the Trust continues to incur provincial capital taxes on its Saskatchewan properties in 2006. Fairborne does not anticipate paying cash income taxes in its operating entities in 2007 as these entities have sufficient tax pools to offset taxable income.

NON-CONTROLLING INTEREST

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange (trading symbol: FXL), trade separately from the Trust Units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust; however, the conversion ratio is adjusted monthly to reflect accumulated distributions. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

During 2006, 989,712 exchangeable shares (2005 - 1,388,270) were converted into 1,074,626 Trust units (2005 - 1,421,413). The exchange ratio for the retraction of exchangeable shares into Trust units was 1:1.15773 at December 31, 2006.

NET INCOME, FUNDS GENERATED FROM OPERATIONS AND CASH FLOW FROM OPERATIONS

($thousands except as noted)	2006	2005	change
Funds generated from operations	**112,897**	125,243	(10%)
Per unit - basic	**$2.39**	$2.65	(10%)
Per unit - diluted	**$2.05**	$2.39	(14%)
Cash flow from operations (including changes in working capital)	**107,774**	108,880	(1%)
Per unit - basic	**$2.28**	$2.31	(1%)
Per unit - diluted	**$1.97**	$2.23	(12%)
Net income	**44,079**	43,553	1%
Per unit - basic	**$0.93**	$0.92	1%
Per unit - diluted	**$0.90**	$0.89	1%

LIQUIDITY AND CAPITAL RESOURCES

CAPITAL EXPENDITURES

($thousands)	2006	2005
Exploration and development		
Land and lease acquisitions	2,763	2,739
Geological and geophysical	1,723	633
Drilling, completions and workovers	40,594	64,723
Well equipment and facilities	23,989	52,636
Other assets	-	3,275
Corporate assets	574	2,133
	69,643	126,139
Acquisitions, net of dispositions	22,378	(44,634)
Conversion of exchangeable shares	15,879	21,526
Total	107,900	103,031

During 2006, Fairborne's exploration and development expenditures totaled $69.6 million with an additional $22.4 million spent to acquire an increased working interest in the Trust's Wild River property. Capital expenditures were financed through a combination of debt, including convertible debentures and bank debt, and funds generated from operations after distributions to unitholders.

Fairborne spent $40.6 million on drilling and completion activities in 2006 with a total of 62 wells (32.3 net) drilled resulting in 24 (9.7 net) natural gas wells, 30 (17.9 net) coal bed methane wells and five (3.2 net) oil wells for an overall success rate of 95%. The majority of 2006 drilling activities were focused on the Trust's Columbia/Harlech and Clive properties, with 13 (4.1 net) wells drilled in Columbia/Harlech and 25 (16.3 net) CBM wells drilled on the Trust's Clive property. Exploration expenditures also included $2.8 million on land and lease acquisitions as well as $1.7 million for completion of the 150 km2 3D seismic program on the Trust's Brazeau property.

The conversion of exchangeable shares to Trust units was recorded as a $15.9 million (2005 - $21.5 million) acquisition of petroleum and natural gas assets for the year. The addition to petroleum and natural gas assets is based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

In 2007, the Trust has a $60.0 million capital expenditure program which includes $42.3 million on drilling and completions, $4.1 million on land and seismic and $13.6 million on facilities and infrastructure. Financing for the capital program will be through a combination of bank indebtedness and cash flow from operations after distributions to unitholders.

WORKING CAPITAL AND BANK INDEBTEDNESS

The Trust had $101.2 million (2005 - $136.3 million) of bank indebtedness outstanding at December 31, 2006 with working capital of $7.2 million (2005 - $1.4 million). During the third quarter of 2006, the Trust had an additional $20 million outstanding under a non-revolving, non-extendible term facility which was used to complete a property acquisition. The reduction in bank indebtedness from 2005 to the end of 2006 reflects the convertible debenture financing, with proceeds initially applied against outstanding bank debt. Proceeds from the issue of the convertible debentures were also used to repay the $20 million facility on October 31, 2006.

The Trust's credit facilities at December 31, 2006 included a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $180 million. The extendible revolving term facility is available on a revolving basis until May 31, 2007 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2008. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

CONVERTIBLE DEBENTURES

On October 31, 2006, Fairborne issued 100,000 Convertible Unsecured Subordinated Debentures (the "Debentures") through a public issue for gross proceeds of $100 million. The Debentures bear interest at a rate of 6.5% per annum, which is payable semi-annually in arrears on December 31 and June 30 of each year commencing June 30, 2007. The Debentures, which have a face value of $1,000 per Debenture, mature on December 31, 2011 and can be converted into trust units of Fairborne at any time at the option of the holders at a conversion price of $13.50 per unit. After December 31, 2009 and prior to December 31, 2010, the Trust will have the right to redeem all or a portion of the Debentures at a price of $1,050 plus accrued and unpaid interest. After December 31, 2010 and prior to the maturity date, the Debentures will be redeemable in whole or in part at the option of the Trust at a redemption price of $1,025 plus accrued and unpaid interest. Net proceeds from the issue of the Debentures were initially used to reduce the outstanding indebtedness of the Trust.

Based on the convertible nature of the Debentures, they are considered to represent both debt and equity to the Trust under generally accepted accounting principles. The estimated fair value of the debt component of the Debentures of $94.4 million is based on the fair value of a similar debt instrument without the conversion feature. The balance of the proceeds, $5.6 million, represents the fair value of the conversion feature and is recorded as the equity component of the Debentures. Issue costs of $4.5 million have been offset against the debt component. The debt component will accrete up to the principal balance at maturity and the accretion will be included in interest expense.

UNITHOLDERS' EQUITY

The Trust is authorized to issue an unlimited number of trust units. Pursuant to the Plan of Arrangement effective June 1, 2005, former shareholders of Fairborne Energy Ltd. were issued in aggregate approximately 45 million trust units and 7 million exchangeable shares.

From June 1, 2005 to December 31, 2005, 1,388,270 exchangeable shares were converted into 1,421,413 trust units. During the year ended December 31, 2006, 1,074,626 trust units have been issued on the conversion of 989,712 exchangeable shares. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. At December 31, 2006, the exchange ratio for the retraction of exchangeable shares into trust units was 1:1.15773.

The following table provides a summary of outstanding trust units, exchangeable shares and units under Trust Incentive Plans at the dates indicated:

(thousands)	February 28 2007	December 31 2006	December 31 2005
Trust units	47,762	47,677	46,400
Exchangeable shares	4,552	4,622	5,612
Trust incentive plans			
Restricted units (1)	499	496	562
Performance units (1),(2)	630	629	323
Weighted average trust units			
Basic	n/a	47,244	47,174
Diluted	n/a	53,741	48,858

(1) The number of trust units that may be issued pursuant to the Restricted Units and Performance Units will be increased for accumulated distributions.

(2) The number of trust units that may be issued pursuant to the Performance Units is dependent on a payout multiplier which is based on the relative return on trust units as compared to trust units of members of a selected peer group. Depending on the payout multiplier, the number of trust units issuable may range between zero and two trust units per Performance Unit.

DISTRIBUTABLE CASH AND DISTRIBUTIONS

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of approximately 60-70% of cash available for distribution to unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and capital budgets, it is expected that the remaining 30-40% of cash available for distribution will fund debt repayments or a portion of the Trust's annual capital expenditure program, including minor property acquisitions.

The Trust's monthly distributions of $0.13 per unit in 2006 resulted in a payout ratio of 65% of cash available for distribution (excluding exchangeables). Consistent with 2005 for tax purposes, all 2006 distributions are expected to be 100% taxable as a return on capital with no return of capital.

	2006	June 1 (1) to December 31, 2005
Cash flow from operating activities	107,774	75,811
Change in non-cash working capital	3,450	7,911
Asset retirement expenditures	1,673	2,713
Funds generated from operations	112,897	86,435
Cash withheld for capital expenditures and debt repayment	(39,104)	(49,309)
Cash distributions declared	73,793	37,126
Cash distributions per unit per month	$0.13	$0.11 to $0.13
Payout ratio	65%	43%

(1) Commencement of operations as a Trust

CONTRACTUAL OBLIGATIONS & COMMITMENTS

Fairborne has certain lease commitments for its office premises through to June 2011. As at December 31, 2006, the payments due under these leases is approximately $929,000 per year.

Fairborne has entered into a three year contractual agreement with a third party drilling company for the use of one of their drilling rigs. The commitment commenced on December 30, 2006 with an annual commitment of $4.3 million.

SUBSEQUENT EVENT

On March 11, 2007 Fairborne Energy Trust (the "Trust") and Fairborne Energy Ltd. ("Fairborne") entered into an arrangement agreement with Fairquest Energy Limited ("Fairquest") pursuant to which Fairborne will acquire by way of a plan of arrangement (the "Arrangement") all of the issued and outstanding common shares of Fairquest ("Fairquest Shares") on the basis of 0.39 of a trust unit of the Trust for each one Fairquest Share held. Completion of the Arrangement is subject to satisfaction of certain conditions including, without limitation, the requisite approval of shareholders of Fairquest, approval of the Court of Queen's Bench of Alberta and other customary regulatory approvals.

OFF-BALANCE-SHEET ARRANGEMENTS

Fairborne has no off-balance-sheet arrangements.

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Trust. Fairborne manages these risks by:

> attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;

> operating properties in order to maximize opportunities;

> employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;

> maintaining a strong financial position; and

> maintaining strict environmental, safety and health practices.

On October 31, 2006 Federal Finance Minister Jim Flaherty (the "Finance Minister") announced a proposal to apply a tax at the trust level on distributions of certain income from certain entities, including publicly traded mutual fund trusts, at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders. The Finance Minister said existing trusts would have a four year transition period and would not be subject to the new rules until 2011 (provided that the trust only experiences "normal growth" and no "undue expansion" before then). Until such rules are passed into law it is uncertain what the impact of such rules will be to the Trust and its Unitholders. However, assuming such proposals are ultimately enacted in the form proposed, the implementation of such proposals would be expected to result in adverse tax consequences to the Trust and certain of its Unitholders which would be materially different than the consequences previously described in our disclosure documents and would impact cash distributions from the Trust. It is not known at this time when the proposals will be enacted by Parliament, if at all, or whether the proposals will be enacted in the form currently proposed.

CRITICAL ACCOUNTING ESTIMATES

DEPLETION AND DEPRECIATION EXPENSE

The Trust uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, including future development costs, net of certain costs related to unproved properties is subject to amortization as depletion and depreciation expense. Depletion and depreciation expense is calculated on a unit-of-production method based on estimated proved reserves.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

FULL COST ACCOUNTING CEILING TEST

The carrying value of petroleum and natural gas properties and equipment is reviewed at least annually for impairment. Any impairment would be included as additional depletion and depreciation in the period which it occurred. The carrying value is based on estimates of proved reserves, production rates, commodity prices, future capital costs, royalty rates and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

ASSET RETIREMENT OBLIGATION ("ARO")

The Trust estimates the fair value of ARO in the period in which it is incurred and records an ARO liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on estimated proved reserves. The liability amount is increased each reporting period due to the passage of time based on an estimated risk-free interest rate, and the amount of accretion is expensed to income in the period.

INCOME TAXES

The Trust follows the liability method of accounting for income taxes. The determination of the Trust's income and other tax liabilities requires interpretation of laws and regulations, which are revised periodically. All tax filings are subject to audit and could be reassessed after a considerable period of time. Future tax assets and liabilities are booked at substantively enacted future income tax rates which include changes over a period of time. The rate used by the Trust is based on estimated future net revenues, estimated future depletion rates and other assumptions. Accordingly, the actual income tax liability may differ significantly from the amounts estimated and can impact the current and future income tax expense recorded in future periods.

CHANGE IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

Effective January 1, 2007, Fairborne will be required to prospectively adopt new Canadian accounting standards relating to accounting for financial instruments. Under the new standards, the Trust must recognize all financial instruments and non-financial derivatives, including embedded derivatives, as assets or liabilities and report them in its financial statements. Fair value accounting is deemed to be the most relevant measure for financial instruments and the only relevant measure for derivative financial instruments. Fair value accounting involves recording the financial instrument in the balance sheet as either an asset or a liability with changes in the fair value reflected in net earnings, regardless of whether the change in fair value has been realized or not. In addition, the new standards provide that hedge accounting treatment is available for items designated as being part of an effective hedging relationship. The most significant impact of the new accounting standard to Fairborne's financial statements is the change in the treatment of physical price contracts. Whereas all of these contracts were previously considered to be set price contracts which did not require fair value accounting, certain of these contracts will now qualify as derivatives, which will be accounted for using fair value accounting. Management is in the process of assessing all of its financial instruments and the corresponding impact on its financial statements.

CONTROLS AND PROCEDURES

MANAGEMENT'S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust's management as appropriate to allow timely decisions regarding required disclosure. Fairborne Energy Ltd's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Trust's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Trust, including its consolidated subsidiaries, is made known to them by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, internal controls over financial reporting related to the Trust, including its consolidated subsidiaries, to provide reasonable assurance regarding the reliability of the Trust's financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer are required to cause the Trust to disclose herein any change in the Trust's internal control over financial reporting that occurred during the Trust's most recent interim period that has material affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting. During 2006, the Trust engaged external consultants to assist in documenting and assessing the Trust's design of internal controls over financial reporting. No material changes in the Trust's internal control over financial reporting were identified during the three months ended December 31, 2006, that has materially affected, or are reasonably likely to materially affect, the Trust's internal control of financial reporting.

It should be noted that a control system, including the Trust's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

MANAGEMENT'S REPORT

TO THE UNITHOLDERS OF FAIRBORNE ENERGY TRUST

The accompanying consolidated financial statements of Fairborne Energy Trust and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the consolidated financial statements.

Management has established systems of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. It exercises its responsibilities primarily through the Audit Committee, which is comprised of independent, non-management directors. The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors which have approved the consolidated financial statements.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with auditing standards generally accepted in Canada on behalf of the unitholders.

STEVEN R. VANSICKLE
President
and Chief Executive Officer

AARON G. GRANDBERG
Chief Financial Officer

Calgary, Canada
March 15, 2007

AUDITORS' REPORT

TO THE UNITHOLDERS OF FAIRBORNE ENERGY TRUST

We have audited the consolidated balance sheets of Fairborne Energy Trust as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

KPMG LLP
Chartered Accountants

Calgary, Canada
March 7, 2007, except as to note 13 which is as of March 15, 2007.

CONSOLIDATED BALANCE SHEETS

As at December 31,

($thousands)	2006	2005
Assets		
Current assets		
Cash and cash equivalents	$ 764	$ 217
Accounts receivable	70,804	67,055
Prepaid expenses and deposits	3,278	2,911
	74,846	70,183
Capital assets *(Note 3)*	448,563	413,567
Goodwill	16,170	16,170
	$ 539,579	$ 499,920
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 61,490	$ 62,778
Distributions payable	6,198	6,032
	67,688	68,810
Bank indebtedness *(Note 4)*	101,156	136,302
Convertible debentures *(Note 5)*	90,302	–
Non-controlling interest *(Note 6)*	27,132	27,598
Asset retirement obligation *(Note 7)*	10,994	11,386
Future income taxes *(Note 8)*	41,592	51,465
Unitholders' Equity		
Unitholders' capital *(Note 9)*	216,575	199,022
Equity component of convertible debentures *(Note 5)*	5,581	–
Contributed surplus *(Note 9)*	4,694	1,758
Retained earnings (deficit)	(26,135)	3,579
	200,715	204,359
Commitments *(Note 12)*		
Subsequent event *(Note 13)*		
	$ 539,579	$ 499,920

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board:

ROBERT B. HODGINS
Director

RICHARD A. WALLS
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

For the years ended December 31,

($thousands except per unit amounts)	2006	2005
Revenue		
Petroleum and natural gas	$ 204,129	$ 226,648
Royalties	(33,185)	(47,962)
Transportation	(5,313)	(3,627)
	165,631	175,059
Expenses		
Operating	36,182	35,036
General and administrative	12,286	7,760
Interest and financing costs	9,432	4,772
Trust conversion costs *(Note 2)*	–	6,762
Depletion, depreciation and accretion	74,185	69,312
	132,085	123,642
Income before taxes	33,546	51,417
Taxes *(Note 8)*		
Future (reduction)	(15,272)	1,306
Capital	203	1,068
	(15,069)	2,374
Net Income before non-controlling interest	48,615	49,043
Non-controlling interest *(Note 6)*	4,536	5,490
Net income	44,079	43,553
Retained earnings, beginning of year	3,579	26,532
Plan of Arrangement *(Note 2)*	–	(36,212)
Reclassification of deficit pursuant to Plan of Arrangement *(Note 2)*	–	6,832
Distributions declared	(73,793)	(37,126)
Retained earnings (deficit), end of year	$ (26,135)	$ 3,579
Net income per unit (Note 9)		
Basic	$ 0.93	$ 0.92
Diluted	$ 0.90	$ 0.89

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,

($thousands)	2006	2005
Cash provided by (used in):		
Operating activities		
Net income	$ 44,079	$ 43,553
Items not involving cash:		
Depletion, depreciation and accretion	74,185	69,312
Non-controlling interest	4,536	5,490
Compensation expense	5,007	2,158
Future taxes (reduction)	(15,272)	1,306
Accretion of convertible debentures	362	–
Trust conversion costs	–	3,424
Asset retirement expenditures	(1,673)	(2,801)
	111,224	122,442
Change in non-cash working capital	(3,450)	(13,562)
	107,774	108,880
Financing activities		
Convertible debentures, net of costs	95,521	–
Distributions to unitholders	(73,627)	(31,094)
Bank indebtedness	(35,146)	59,083
Issuance of common shares, net of costs	–	214
Buy-out of stock options *(Note 2)*	–	(9,805)
	(13,252)	18,398
Investing activities		
Capital expenditures	(69,643)	(126,139)
Acquisition of petroleum and natural gas properties	(22,378)	–
Disposition of petroleum and natural gas properties	–	13,543
Change in non-cash working capital	(1,954)	(14,706)
	(93,975)	(127,302)
Change in cash and cash equivalents	547	(24)
Cash and cash equivalents, beginning of year	217	241
Cash and cash equivalents, end of year	$ 764	$ 217
Cash interest paid	$ 7,829	$ 4,788
Capital taxes paid	$ 921	$ 1,416

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2006 and 2005

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

NATURE OF OPERATIONS:

Fairborne Energy Trust (the "Trust" or "Fairborne") is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

The purpose of the Trust is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries. The business of the Trust is carried on by Fairborne Energy Ltd. and its subsidiaries and partnerships. The Trust owns, directly and indirectly, 100% of the common shares, (excluding the exchangeable shares – see Note 6) of Fairborne Energy Ltd. The activities of Fairborne Energy Ltd. are financed through interest bearing notes from the Trust and third party debt.

The Trust is required, pursuant to the Trust Indenture, to make distributions to the Unitholders in amounts equal to the net income of the Trust. The Trust earns income from interest on the notes due from Fairborne Energy Ltd. and from any dividends paid on the common shares of Fairborne Energy Ltd., less any expenses of the Trust.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable. For purposes of the consolidated financial statements, the share capital of Fairborne Energy Ltd. is reported under Unitholders' Equity (Note 9).

1. SIGNIFICANT ACCOUNTING POLICIES

a) BASIS OF PRESENTATION

The consolidated financial statements of the Trust have been prepared by management in accordance with generally accepted accounting principles in Canada and they include the accounts of the Trust and its wholly owned subsidiaries. All inter-company transactions have been eliminated.

b) PETROLEUM AND NATURAL GAS OPERATIONS

The Trust follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The Trust places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Repairs and maintenance are expensed as operating costs as incurred.

c) ASSET RETIREMENT OBLIGATION ("ARO")

The Trust recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

d) INTEREST IN JOINT VENTURES

Substantially all of the Trust's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Trust's proportionate interest in such activities.

e) GOODWILL

The Trust records goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. Goodwill is assessed for impairment annually at year-end or if events occur that could result in an impairment. Impairment is recognized if the estimated fair value of the Trust is less than the book value of the Trust. If the fair value of the Trust is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the Trust had been acquired for a purchase price equal to its fair value. The excess of the fair value of the Trust over the amounts assigned to the assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to income in the period in which it occurs.

f) RISK MANAGEMENT

Financial instruments may be utilized by the Trust to manage its exposure to commodity price fluctuations and foreign currency exposures. The Trust's practice is not to utilize financial instruments for trading or speculative purposes.

The Trust formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Trust also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Foreign exchange gains and losses on foreign currency exchange swaps used to hedge US dollar denominated commodity contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

The Trust may use forwards, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

g) UNIT BASED COMPENSATION

The Trust has a Trust Incentive plan, which is described in Note 9. Compensation expense associated with the unit based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the unit based compensation at the date of the grant.

The amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in unitholders' capital when unit based compensation plans are exercised.

h) INCOME TAXES

The Trust is a taxable trust under the Canadian Income Tax Act. As income taxes are the responsibility of the individual unitholders and, as the Trust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by the Trust in these financial statements. During 2006 the taxation authorities have released from comment draft legislation which would result in a tax structure for trusts similar to that of corporate entities. If the proposed legislation is implemented the Trust would be required to recognize, on a prospective basis, future income taxes on temporary differences in the Trust.

Subsidiary corporations of the Trust and their associated partnerships use the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

i) FLOW-THROUGH SHARES

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of tax pools and unitholders' capital is reduced by a corresponding amount.

j) CORPORATE ASSETS

Corporate assets are stated at cost. Depreciation is provided on a declining balance basis at a rate of 20%.

k) CASH AND CASH EQUIVALENTS

The Trust considers cash and short term deposits with original maturities of three months or less as cash and cash equivalents.

l) CONVERTIBLE DEBENTURES

Convertible debentures are recorded at the amount of proceeds received less the amount attributed to the conversion feature, which is included as part of unitholders' equity, and the costs incurred related to the financing. The difference between the recorded amount and the face value of the convertible debentures is charged to income on an effective yield basis.

m) MEASUREMENT UNCERTAINTY

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amounts recorded for depletion is based on estimates of reserve volumes and ARO is based on estimated costs and timing of expenditures. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

n) PER UNIT INFORMATION

Basic per unit amounts are calculated using the weighted average number of units outstanding during the year. Diluted per unit amounts are calculated using the treasury stock method which is based on units that would be issued under Trust incentive plans and the conversion of outstanding exchangeable shares at the end of the period. The dilutive effect of convertible debentures is calculated using the if-converted method which is based on the number of units issuable on conversion of outstanding convertible debentures. In addition, in calculating diluted net income per unit, net income is increased by the non-controlling interest, interest on the convertible debentures and accretion of the convertible debenture discount.

o) REVENUE RECOGNITION

Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

2. PLAN OF ARRANGEMENT

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. transferred to Fairquest certain producing petroleum and natural gas properties and undeveloped lands. At the time of the transaction, Fairborne Energy Ltd. and Fairquest were related parties, therefore, the assets and liabilities transferred to Fairquest were accounted for at their carrying values as follows:

Petroleum and natural gas properties and equipment	$	41,712
Future income tax asset		1,908
Cash received on transfer		(10,000)
Asset retirement obligations		(757)
Net assets transferred and reduction in share capital	$	32,863

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, the remaining unamortized stock based compensation costs of $3.4 million was charged to earnings. The Trust also incurred $3.4 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations.

Fairborne Energy Ltd. amended its stock option and warrant agreements to permit options and warrants to be exercised on a cashless basis and, in the case of the options, to allow the holder thereof on exercise to receive the intrinsic value payable in cash. As a result, Fairborne Energy Ltd. issued 2,702,292 common shares valued at $34.6 million and paid $9.8 million in cash in settlement of outstanding options and warrants and recorded a reduction in retained earnings as follows:

Settlement of outstanding options and warrants for common shares	$	34,643
Settlement of outstanding options for cash		9,805
Contributed surplus related to outstanding options		(4,902)
Future tax benefit of cash settlement		(3,334)
Plan of arrangement costs and reduction in retained earnings	$	36,212

Pursuant to the Plan of Arrangement, the deficit balance of $6.8 million at May 31, 2005 was reclassified against share capital.

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. For the year ended December 31, 2006, the technical services fee was $2.6 million (June 1 to December 31, 2005 - $0.9 million). The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at December 31, 2006, accounts receivable included $6.7 million (December 31, 2005 - $12.4 million) due from Fairquest.

3. CAPITAL ASSETS

		2006		2005
Petroleum and natural gas properties and equipment	$	**645,350**	$	537,724
Accumulated depletion		**(199,111)**		(126,706)
Corporate assets		**3,672**		3,099
Accumulated depreciation		**(1,348)**		(550)
	$	**448,563**	$	413,567

As at December 31, 2006, future development costs of $90 million (2005 - $86.7 million) were included in the depletion calculation and costs of acquiring unproved properties in the amount of $20.7 million (2005 - $22.5 million) were excluded from the depletion calculation. Included in the Trust's petroleum and natural gas properties and equipment balance is $5.9 million (2005 - $6.5 million) relating to asset retirement obligation, net of accumulated depletion.

Fairborne performed a ceiling test calculation at December 31, 2006 and December 31, 2005 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices for the December 31, 2006 ceiling test are based on the January 1, 2007 commodity price forecast of our independent reserve evaluators. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairborne's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at December 31, 2006.

Year	WTI Oil ($U.S./bbl)	Foreign Exchange Rate	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/mmbtu)
2007	62.00	0.87	70.25	7.20
2008	60.00	0.87	68.00	7.45
2009	58.00	0.87	65.75	7.75
2010	57.00	0.87	64.50	7.80
2011	57.00	0.87	64.50	7.85
2012	57.50	0.87	65.00	8.15
2013	58.50	0.87	66.25	8.30
2014	59.75	0.87	67.75	8.50
2015	61.00	0.87	69.00	8.70
2016	62.25	0.87	70.50	8.90
2017	63.50	0.87	71.75	9.10

Escalate thereafter 2.0% per year

4. BANK INDEBTEDNESS

At December 31, 2006 the Trust had a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the banks' semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2007 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2008. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

Under the terms of the credit facilities and subordination agreements related thereto, any present or future indebtedness of the subsidiaries of the Trust, including the notes owed from Fairborne Energy Ltd. to the Trust, are subordinate to the amounts owing under the credit facilities. Under the terms of the credit facilities and subordination agreements, the Trust is restricted from making distributions when: (i) a default or event of default under the credit facilities has occurred and is continuing; and (ii) outstanding loans under the credit facilities exceeds the borrowing base set by the lenders.

5. CONVERTIBLE DEBENTURES

On October 31, 2006, Fairborne issued 100,000 Convertible Unsecured Subordinated Debentures for gross proceeds of $100 million. The debentures bear interest at a rate of 6.5% per annum, which is payable semi-annually in arrears on December 31 and June 30 of each year commencing June 30, 2007. The debentures have a face value of $1,000 per debenture and mature on December 31, 2011. The debentures can be converted into trust units of Fairborne at any time at the option of the holders at a conversion price of $13.50 per unit. After December 31, 2009 and prior to December 31, 2010, the Trust will have the right to redeem all or a portion of the debentures at a price of $1,050 plus accrued and unpaid interest. After December 31, 2010 and prior to the maturity date, the debentures will be redeemable in whole or in part at the option of the Trust at a redemption price of $1,025 plus accrued and unpaid interest.

Based on the convertible nature of the debentures, they are considered to represent both debt and equity to the Trust under generally accepted accounting principles. The estimated fair value of the debt component of the debentures of $94.4 million is based on the fair value of a similar debt instrument without the conversion feature. The balance of the proceeds, $5.6 million, represents the fair value of the conversion feature and is recorded as the equity component of the debentures. Issue costs of $4.5 million have been offset against the debt component. The debt component will accrete up to the principal balance at maturity and the accretion will be included in interest expense.

The following table shows the convertible debenture activity for the year ended December 31, 2006:

	Number of Debentures	Debt Component	Equity Component
Issued on October 31, 2006	100,000	$ 94,419	$ 5,581
Debt issue costs	-	(4,479)	-
Accretion	-	362	-
Balance, end of year	100,000	$ 90,302	$ 5,581

6. NON-CONTROLLING INTEREST

In conjunction with the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange, trade separately from the trust units and represent a non-controlling interest in the financial statements of the Trust. Holders of exchangeable shares do not receive cash distributions.

The following table sets forth a reconciliation of the non-controlling interest for the years ended December 31, 2006 and 2005:

	2006		2005	
	Number of Exchangeable Shares	Amount	Number of Exchangeable Shares	Amount
Balance, beginning of year	5,612	$ 27,598	-	$ -
Issued pursuant to Plan of Arrangement (Note 9b)	-	-	7,000	27,859
Non-controlling interest net income	-	4,536	-	5,490
Converted to Trust Units	(990)	(5,002)	(1,388)	(5,751)
Balance, end of year	4,622	$ 27,132	5,612	$ 27,598

RETRACTION OF EXCHANGEABLE SHARES

The exchangeable shares can be retracted, at the option of the holder, into trust units at any time based on the exchange ratio in effect on the date of retraction. At December 31, 2006, the exchange ratio was 1:1.15773. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. Similarly, the exchange ratio would be decreased in respect of any dividends paid on the exchangeable shares by the amount of such dividend at the then prevailing market price of a trust unit.

The retraction price is satisfied with trust units equal to the amount determined by multiplying the exchange ratio on the last business day prior to the conversion date by the number of exchangeable shares converted. The non-controlling interest is reduced by the carrying value of exchangeable shares converted.

REDEMPTION OF EXCHANGEABLE SHARES

The exchangeable shares may be redeemed for trust units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date ("Redemption Price").

In addition, on a date within the first 90 days of any calendar year, up to 40% of the exchangeable shares originally issued pursuant to the Plan of Arrangement may be redeemed annually at the Redemption Price. On June 1, 2016, subject to extension of such date by the board of directors, the outstanding exchangeable shares will be redeemed at the Redemption Price.

7. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligation results from ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Trust estimated the total undiscounted amount required to settle its asset retirement obligation to be approximately $47.6 million (2005 - $46.3 million) which is scheduled to be incurred between 2014 and 2025. The majority of the costs are scheduled to be incurred between 2014 and 2020. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	2006	2005
Balance, beginning of year	$ 11,386	$ 13,196
Liabilities incurred	299	622
Liabilities settled	(1,673)	(2,801)
Dispositions	-	(757)
Accretion expense	982	1,126
Balance, end of year	$ 10,994	$ 11,386

8. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result which would have been obtained in applying the combined federal and provincial tax rate to the Trust's earnings before income taxes. The difference results from the following items:

	2006	2005
Earnings before taxes	$ 33,546	$ 51,417
Combined federal and provincial tax rate	34.86%	37.64%
Computed "expected" income tax expense	11,694	19,353
Increase (decrease) in income taxes resulting from:		
Non-deductible crown charges	4,119	5,614
Non-deductible unit based compensation	1,745	2,101
Resource allowance	(4,550)	(6,301)
Net Income attributable to the Trust	(25,332)	(13,081)
Effect of change in tax rate	(2,939)	(3,624)
Other	(9)	(2,756)
Future taxes (reduction)	(15,272)	1,306
Capital taxes	203	1,068
Total taxes	$ (15,069)	$ 2,374

The components of the future income tax liability at December 31, 2006 and 2005 are as follows:

		2006		2005
Future income tax liabilities:				
Petroleum and natural gas properties and equipment	$	82,496	$	88,942
Future income tax assets:				
Asset retirement obligation		(3,207)		(3,754)
Share issue costs		(646)		(1,311)
Loss carryforwards (expire 2007 to 2016)		(37,051)		(32,412)
		(40,904)		(37,477)
Net future income tax liability	$	41,592	$	51,465

As income taxes currently are the responsibility of the individual unitholders and the Trust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by the Trust in these financial statements; therefore, excluded from future income tax assets are $5.2 million of share issue costs and convertible debenture issue costs and $1.5 million of loss carryforwards available to the Trust.

9. UNITHOLDERS' CAPITAL AND SHARE CAPITAL OF FAIRBORNE ENERGY LTD.

The Trust Indenture provides that an unlimited number of trust units are authorized and may be issued.

a) TRUST UNITS OF FAIRBORNE ENERGY TRUST

	2006		2005	
	Number of Units	Amount	Number of Units	Amount
Balance, beginning of year	46,400	$ 199,022	–	$ –
Issued pursuant to the Plan of Arrangement	–	–	44,979	179,006
Issued on conversion of exchangeable shares	1,075	15,482	1,421	20,016
Issued on vesting of restricted units	202	2,071	–	–
Balance, end of year	47,677	$ 216,575	46,400	$ 199,022

During the year ended December 31, 2006, 989,712 exchangeable shares were converted into 1,074,626 trust units. The market value of trust units issued on conversion was $15.5 million resulting in a reduction in non-controlling interest of $5.0 million, an increase in capital assets of $15.9 million and a future tax liability of $5.4 million. During the period June 1 to December 31, 2005, 1,388,270 exchangeable shares were converted into 1,421,413 trust units. The market value of trust units issued on conversion was $20.0 million resulting in a reduction in non-controlling interest of $5.8 million, an increase in capital assets of $21.5 million and a future tax liability of $7.3 million.

REDEMPTION RIGHT

Unitholders may redeem their trust units for cash at any time, up to a maximum value of $100,000 in any calendar month, by delivering their unit certificates to the Trustee, together with a properly completed notice regarding redemption. The redemption amount per trust unit will be the lesser of 95% of the market price of the trust units during the 10 day trading period commencing immediately after the date on which the units were tendered for redemption and the closing market price of the trust units on the principal market on which the units are quoted for trading on the day the units were tendered for redemption, or the average of the last bid and ask prices of the units on that day if there were no trades on that date. If trust units in excess of $100,000 are tendered for redemption in any month, the Trust may, at its sole discretion, issue Notes of the Trust or a subsidiary of the Trust instead of cash for the excess amount.

b) COMMON SHARES OF FAIRBORNE ENERGY LTD.

	2005	
	Number of Shares	Amount
Balance, beginning of year	49,202	$ 220,151
Issued for cash on exercise of options	75	230
Issued on cashless exercise of warrants	1,425	18,267
Issued on cashless exercise of options	1,277	16,376
Reduction in capital for disposition to Fairquest (Note 2)	–	(32,863)
Reduction in capital for reclassification of deficit (Note 2)	–	(6,832)
Future tax impact of flow through shares	–	(8,464)
Exchanged for trust units	(44,979)	(179,006)
Exchanged for exchangeable shares (Note 6)	(7,000)	(27,859)
Balance, end of year	–	$ –

c) PER UNIT AMOUNTS

The following table summarizes the computation of net income per unit:

	2006	2005
Numerator		
Net income – basic	$ 44,079	$ 43,553
Non-controlling interest	4,536	–
Numerator for diluted net income per unit	$ 48,615	$ 43,553
Denominator		
Weighted average units – basic	47,244	47,174
Exchangeable shares	5,296	–
Restricted units	584	294
Performance units	617	168
Stock options	–	505
Warrants	–	717
Denominator for diluted net income per unit	53,741	48,858
Basic net income per unit	$ 0.93	$ 0.92
Diluted net income per unit	$ 0.90	$ 0.89

Excluded from the diluted number of trust units in 2006 is the effect of convertible debentures (1.2 million units) which are anti-dilutive to net income.

Excluded from the diluted number of trust units in 2005 is the weighted average number of exchangeable shares (3.6 million units) which were anti-dilutive to net income per unit.

d) TRUST INCENTIVE PLAN

In conjunction with the Plan of Arrangement, the Trust established a Trust Incentive Plan (the "Plan") which includes granting of restricted trust units ("Restricted Units") and performance trust units ("Performance Units") to directors, officers, employees and consultants and other service providers to the Trust and its subsidiaries. The total number of trust units issuable under the Plan shall not exceed 5% of the aggregate number of issued and outstanding trust units including the aggregate number of trust units issuable upon exchange of outstanding exchangeable shares.

Restricted Units vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of trust units designated by the Restricted Unit plus the value of accumulated distributions on the vested Restricted Units. Performance Units vest on the third anniversary of the date of grant and actual payouts will be determined based on the performance of the Trust compared to its peers. Performance factors range from zero to two times the initial Performance Unit grant. Performance Units also receive additional trust units equal to the value of accumulated distributions paid to unitholders during the vesting period. Payouts under the Trust Incentive Plan may be in cash, trust units or some combination thereof at the discretion of the board of directors.

The following tables set forth a reconciliation of the Trust Incentive Plan activity for the years ended December 31, 2006 and 2005:

	2006		
	Number of Restricted Units	Number of Performance Units	Total
Balance, beginning of year	562	323	885
Issued	144	326	470
Exercised	(183)	–	(183)
Forfeited	(27)	(20)	(47)
Balance, end of year	496	629	1,125
Exercisable, end of year	–	–	–
Equivalent trust units, end of year *	554	721	1,275

* *including additional trust units to be issued for accumulated distributions earned under the Trust Incentive Plans.*

	2005		
	Number of Restricted Units	Number of Performance Units	Total
Balance, beginning of year	–	–	–
Issued	562	323	885
Balance, end of year	562	323	885
Exercisable, end of year	–	–	–
Equivalent trust units, end of year	590	339	929

The fair value of Performance and Restricted Units were determined using the unit price at the grant date and, in the case of the Performance Units, a performance factor of one time was used. The weighted average fair value of Restricted and Performance Units granted during 2006 was $14.03 and $15.03 per unit respectively. For the period June 1 to December 31, 2005, the weighted average fair value was $11.34 per unit for Restricted Units and $11.47 per unit for Performance Units granted. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

e) STOCK OPTIONS

The following table sets forth a reconciliation of the stock option plan activity for the year ended December 31, 2005:

	2005	
	Number of Options	Weighted average exercise price
Outstanding, beginning of year	3,624	$ 5.40
Granted	158	14.25
Exercised	(75)	2.87
Settled for cash or shares	(3,707)	5.83
Outstanding, end of year	-	$ -

The weighted average fair value of stock options granted during 2005 was $4.50 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent, expected volatility of 40 percent and expected life of 3 years.

f) CONTRIBUTED SURPLUS

The following table sets forth a reconciliation of the contributed surplus for the years ended December 31, 2006 and 2005:

	2006	2005
Balance, beginning of year	$ 1,758	$ 1,094
Restricted and Performance Units issued	5,134	1,759
Restricted Units exercised	(2,071)	-
Trust Incentive Plan grants forfeited	(127)	(1)
Options granted	-	400
Options exercised	-	(16)
Options vested under Plan of Arrangement	-	3,424
Options settled for cash and shares	-	(4,902)
Balance, end of year	$ 4,694	$ 1,758

10. FINANCIAL INSTRUMENTS

a) CREDIT RISK

Virtually all of the Trust's accounts receivable are from counterparties in the oil and gas industry and are subject to normal industry credit risks.

b) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of the Trust's financial instruments, other than bank indebtedness, approximate their fair value due to their short maturity. The fair value of the bank indebtedness approximates its carrying value as it bears interest at a floating rate. The fair value of the convertible debentures approximates its carrying value excluding debt issue costs.

11. FORWARD SALES CONTRACTS

The Trust has a price risk management program whereby the Trust sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the natural gas fixed price physical sales contracts outstanding at December 31, 2006:

Remaining Term	Volume (GJ per day)	Price (CDN$ per GJ)	Settlement Index
AECO Collars			
Jan 1,2007 - Mar 31,2007	2,500	8.50 - 13.22	AECO C Daily
Jan 1,2007 - Mar 31,2007	2,500	9.00 - 13.00	AECO C Daily
Jan 1,2007 - Mar 31,2007	2,000	9.00 - 10.30	AECO C Daily
Jan 1,2007 - Mar 31,2007	2,000	9.00 - 11.65	AECO C Daily
Jan 1,2007 - Mar 31,2007	5,000	8.50 - 11.20	AECO C Daily
Jan 1,2007 - Mar 31,2007	3,000	9.00 - 10.55	AECO C Daily
AECO Participating Swaps			
Jan 1,2007 - Mar 31,2007	3,000	9.15 + 50% Partic.	AECO C Daily
AECO Swaps			
Jan 1,2007 - Mar 31,2007	2,000	9.20	AECO C Monthly
Jan 1,2007 - Mar 31,2007	2,500	8.00	AECO C Monthly
Apr 1,2007 - Oct 31,2007	2,500	8.10	AECO C Monthly
Apr 1,2007 - Oct 31,2007	2,500	8.11	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.785	AECO C Monthly
Apr 1,2007 - Jun 30,2007	4,000	6.80	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.70	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.745	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.75	AECO C Monthly
Oct 1,2007 - Dec 31,2007	2,500	8.16	AECO C Monthly
Nov 1,2007 - Mar 31,2008	1,500	8.25	AECO C Monthly
Nov 1,2007 - Mar 31,2008	2,500	8.71	AECO C Monthly

The following crude oil fixed price physical sales contract were outstanding at December 31, 2006:

Remaining Term	Volume (bbls/day)	Price (US$ per bbl)	Settlement Index
Puts			
Jan 1,2007 - Mar 31,2007	500	$70.00	WTI
Jan 1,2007 - Mar 31,2007	400	$70.00	WTI
Apr 1,2007 - Jun 30,2007	500	$77.00	WTI
Collars			
Apr 1,2007 - Jun 30,2007	500	$63.00-$70.00	WTI
Swaps			
Jul 1,2007 - Sep 30,2007	500	$70.68	WTI
Oct 1,2007 - Dec 31,2007	500	$70.98	WTI

12. COMMITMENTS

The Trust has certain lease commitments for its office premises through to June 2011. As at December 31, 2006 the payments due under these commitments are approximately $929,000 per annum.

Fairborne has entered into a three year contractual agreement with a third party drilling company for the use of one of their drilling rigs. The contract, which commenced on December 30, 2006, involves an annual commitment of $4.3 million.

13. SUBSEQUENT EVENT

On March 11, 2007 Fairborne Energy Trust (the "Trust") and Fairborne Energy Ltd. ("Fairborne") entered into an arrangement agreement with Fairquest Energy Limited ("Fairquest") pursuant to which Fairborne will acquire by way of a plan of arrangement (the "Arrangement") all of the issued and outstanding common shares of Fairquest ("Fairquest Shares") on the basis of 0.39 of a trust unit of the Trust for each one Fairquest Share held. Completion of the Arrangement is subject to satisfaction of certain conditions including, without limitation, the requisite approval of shareholders of Fairquest, approval of the Court of Queen's Bench of Alberta and other customary regulatory approvals.

FAIRBORNE ENERGY TRUST

3400, 450 - 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

AUDITORS

KPMG LLP

RESERVE EVALUATORS

GLJ PETROLEUM CONSULTANTS LTD.
SPROULE ASSOCIATES LIMITED

BANK

ROYAL BANK OF CANADA
NATIONAL BANK OF CANADA
BANK OF NOVA SCOTIA
ALBERTA TREASURY BRANCH

LEGAL COUNSEL

BURNET, DUCKWORTH & PALMER LLP
MCCARTHY TETRAULT LLP

STOCK EXCHANGE LISTING

THE TORONTO STOCK EXCHANGE
Trading Symbol: **FEL.UN**
Exchangeable Shares: **FXL**
Convertible Debentures: **FEL.DB**

CORPORATE GOVERNANCE

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual Meeting of Unitholders.

DIRECTORS

ROBERT B. HODGINS
Investor and Corporate Director

JOHANNES J. NIEUWENBURG
Chairman
C1 Energy Ltd.

MICHAEL E.J. PHELPS
Chairman
Dornoch Capital Inc.

STEVEN R. VANSICKLE
President and CEO
Fairborne Energy Trust

RICHARD A. WALLS
President and CEO
Fairquest Energy Limited

RODNEY D. WIMER
President
Mazama Capital Partners

GENERAL INFORMATION

Unitholders and interested investors are encouraged to visit our web site: http://www.fairbornetrust.com Historical public documents, corporate information, latest presentation material and press releases are all available.
Filings also available at: www.sedar.com

ANNUAL MEETING ANNOUNCEMENT

The Annual General Meeting of the Unitholders of Fairborne Energy Trust will be held at 3:00 pm, on Friday May 25, 2007 in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W. Calgary, Alberta.

OFFICERS

STEVEN R. VANSICKLE
President
and Chief Executive Officer

DAVID L. SUMMERS
Chief Operating Officer

AARON G. GRANDBERG
Chief Financial Officer

SHAUN E. ALSPACH
Vice President
Business Development

JACKIE M. CUGNET
Vice President
Finance

DAVID S. CYMBALISTY
Vice President
Engineering

F. TOM PARK
Vice President
Marketing

GARY M. POIRIER
Vice President
Production

DAVID E.T. PYKE
Vice President
Land and Contracts

JAMES E. YOUNG
Vice President
Exploration



2006 CAPITAL EFFICIENCY HIGHLIGHTS

	Proved	Proved plus Probable
Capital costs *($thousands)*		
Exploration and development	69,643	69,643
Acquisitions, net of dispositions	22,378	22,378
Change in future development costs [1]	2,738	15,685
Reserve additions *(MBOE)*		
Exploration and development	2,569	4,890
Acquisitions, net of dispositions	640	861
Finding and development costs, including change in future capital [1][2] *($ per BOE)*	28.18	17.45
Finding and development costs, excluding change in future capital [1][5] *($ per BOE)*	27.11	14.24
Finding, development and acquisition costs, including change in future capital [1][4][5] *($ per BOE)*	29.53	18.73
Finding, development and acquisition costs, excluding change in future capital [1][4][5] *($ per BOE)*	28.68	16.00
Operating netback *($ per BOE)*	33.58	33.58
Finding, development and acquisition costs, excluding change in future capital [1][5] *($ per BOE)*	28.68	16.00
Recycle ratio	1.2	2.1
Reserve additions, including acquisitions and revisions *(MBOE)*	3,209	5,751
Total 2006 production *(MBOE)*	3,855	3,855
Reserve replacement ratio	0.8	1.5
Gross reserves [3] *(MBOE)*	24,475	38,078
Fourth quarter 2006 production *(BOE per day)*	10,623	10,623
Annual 2006 production *(BOE per day)*	10,562	10,562
Reserve Life Index, using annualized Q4 production *(years)*	6.3	9.8
Reserve Life Index, using 2006 annual production *(years)*	6.3	9.9

1) The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

(2) Calculated in accordance with NI 51-101 as exploration and development costs incurred in the year along with the change in estimated future development costs divided by the applicable reserve additions. In 2005, F&D costs as calculated in accordance with NI 51-101 were $26.19 per BOE for proved reserves and $37.04 per BOE for proved plus probable reserves. F&D costs on a three year average were $19.19 per BOE for proved reserves and $15.35 per BOE for proved plus probable reserves.

(3) Gross reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest.

(4) Fairborne also calculates finding, development and acquisition ("FD&A") costs which incorporate both the costs and associated reserve additions related to acquisitions net of any dispositions during the year. Since acquisitions can have a significant impact on Fairborne's annual reserve replacement costs, the Trust believes that FD&A costs provide a more meaningful portrayal of Fairborne's cost structure.

(5) F&D costs, excluding change in future capital for proved reserves were $27.19 per BOE in 2005 (proved plus probable - $20.92 per BOE) and $16.01 per BOE on a three year average (proved plus probable - $11.50 per BOE). FD&A costs, including change in future capital for proved reserves were $27.54 per BOE in 2005 (proved plus probable - $70.15 per BOE) and $21.22 per BOE on a three year average (proved plus probable - $16.53 per BOE). FD&A costs, excluding change in future capital for proved reserves were $19.69 per BOE in 2005 (proved plus probable - $44.58 per BOE) and $18.67 per BOE on a three year average (proved plus probable - $13.43 per BOE).

RESERVES PER TRUST UNIT

One of the key measures of trust performance is the year over year change in reserves per unit. This calculation takes into account the volumes discovered during the year and combines it with capital efficiency, while incorporating the effect of any units issued during the year. The following table summarizes Fairborne's gross reserves per unit changes for 2006:

	Proved		Proved plus Probable	
	Reserves per thousand Units (BOE)	% of opening balance	Reserves per thousand Units (BOE)	% of opening balance
December 31, 2005	483	100	696	100
Exploration & development [1]	49	10	94	14
Acquisitions, net of dispositions	12	3	17	2
Production	(74)	(15)	(74)	(11)
Change in trust units	(3)	(1)	(4)	(1)
December 31, 2006	468	97	728	105

NOTE: May not add due to rounding.

(1) Includes extensions, improved recovery, discoveries and revisions.

NET PRESENT VALUE OF RESERVES, BEFORE INCOME TAXES

December 31, 2006 [(1),(2),(3),(4)] *($thousands)*	Undiscounted	Discounted at: 5%	10%	15%	20%
Proved reserves					
Developed producing	461,527	381,103	327,696	289,368	260,376
Developed non-producing	47,360	37,088	30,196	25,278	21,620
Undeveloped	142,685	102,695	75,313	55,887	41,695
Total Proved	651,572	520,886	433,204	370,534	323,691
Probable	397,822	250,922	172,898	125,954	95,424
Total Proved plus Probable	1,049,395	771,808	606,102	496,487	419,115

NOTE: May not add due to rounding

(1) Utilizing GLJ January 1, 2007 price forecast

(2) As required by NI 51-101, undiscounted well abandonment costs of $14.4 million for total proved reserves and $18.3 million for total proved plus probable reserves are included in the Net Present Value determination

(3) Prior to provision of income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the undiscounted and discounted future net revenues estimated by GLJ represent the fair market value of the reserves.

(4) Fairborne is entitled to deduct from its income all amounts which are paid or payable to its unitholders in a given financial year. As Fairborne distributes all its taxable income to its unitholders, net present values of the future net revenues have not been included on an after-tax basis. Fairborne has not considered the effect of the proposed tax changes for Trusts.



For 2007, an extensive drilling program is planned for the Columbia/Harlech area with 14 gross wells budgeted. The 2007 program will continue to target sweet natural gas accumulations in the Cretaceous Mannville Group, as well as the Viking, Notikewin, Belly River and Cardium formations. These diverse play types provide the Trust with a balance of risk and reward in the on-going development of the Columbia/Harlech area. Further expansion of the Trust's main compression station is planned for early 2007, which will facilitate new production from 2007 drilling.

CLIVE - COAL BED METHANE – Beginning in 2003, Fairborne has developed an extensive Coal Bed Methane (CBM) project in the Clive area of Central Alberta. The Clive project targets natural gas from numerous coal seams within the Cretaceous Horseshoe Canyon formation. By the end of 2006, the Trust had participated in the drilling of over 100 wells, 89 of which were on production. The combined production from these wells was 10.5 MMcf per day (gross) at year end, with an average production rate per well of 120 Mcf per day.

In 2007, the Trust plans to continue its extensive development program with the drilling of up to 50 wells on the undeveloped portion of the Company's 45,000 gross (34,935 net) acre land position.

Long term development plans for CBM at Clive involve drilling four wells per square mile for a minimum of 200 wells in the fully developed model. Current CBM wells decline at less than half the forecast total corporate decline rate of 22 percent and therefore have the effect of reducing the overall corporate decline rate for the next two to three years as CBM accounts for an increasing percentage of our total production.

SUMMARY OF RESERVES

The Trust's independent engineering evaluation, effective December 31, 2006, was prepared by the independent engineering firms of GLJ Petroleum Consultants Ltd. ("GLJ") and Sproule Associates Ltd. ("Sproule") in accordance with the definitions set out under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") .

SUMMARY OF OIL AND GAS RESERVES - GROSS [1] AND NET [2] RESERVES (FORECAST PRICES)

	Light/Medium Crude Oil		Heavy Oil		Natural Gas Liquids		Natural Gas		Coal Bed Methane		2006 BOE	
	Gross *(Mbbl)*	Net *(Mbbl)*	Gross *(Mbbl)*	Net *(Mbbl)*	Gross *(Mbbl)*	Net *(Mbbl)*	Gross *(Bcf)*	Net *(Bcf)*	Gross *(Bcf)*	Net *(Bcf)*	Gross *(MBOE)*	Net *(MBOE)*
Proved reserves												
Developed producing	3,700	3,146	26	23	977	663	51.6	39.6	14.4	12.6	15,695	12,529
Developed non-producing	525	467	27	24	155	106	3.8	2.9	0.8	0.7	1,459	1,192
Undeveloped	904	768	354	314	380	262	15.1	11.3	19.0	16.4	7,321	5,958
Total Proved	5,128	4,382	407	361	1,512	1,030	70.4	53.8	34.2	29.6	24,475	19,679
Probable	2,148	1,847	288	249	1,022	692	46.2	36.3	14.7	12.7	13,603	10,967
Total Proved plus Probable	7,276	6,229	695	610	2,533	1,722	116.6	90.2	48.9	42.4	38,078	30,647

NOTE: May not add due to rounding.

(1) "Gross" reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.

(2) "Net" reserves means the total working interest (operating and non-operating) share after deduction of royalty obligations plus Fairborne's royalty interests in reserves.



FAIRBORNE ENERGY TRUST

3400, 450 – 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

AUDITORS

KPMG LLP

RESERVE EVALUATORS

GLJ PETROLEUM CONSULTANTS LTD.

SPROULE ASSOCIATES LIMITED

BANK

ROYAL BANK OF CANADA
NATIONAL BANK OF CANADA
BANK OF NOVA SCOTIA
ALBERTA TREASURY BRANCH

LEGAL COUNSEL

BURNET, DUCKWORTH & PALMER LLP
MCCARTHY TETRAULT LLP

STOCK EXCHANGE LISTING

THE TORONTO STOCK EXCHANGE
Trading Symbol: **FEL.UN**
Exchangeable Shares: **FXL**
Convertible Debentures: **FEL.DB**

CORPORATE GOVERNANCE

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual Meeting of Unitholders.

DIRECTORS

ROBERT B. HODGINS
Investor and Corporate Director

JOHANNES J. NIEUWENBURG
Chairman
C1 Energy Ltd.

MICHAEL F.J. PHELPS
Chairman
Dornoch Capital Inc.

STEVEN R. VANSICKLE
President and CEO
Fairborne Energy Trust

RICHARD A. WALLS
President and CEO
Fairquest Energy Limited

RODNEY D. WIMER
President
Mazama Capital Partners

GENERAL INFORMATION

Unitholders and interested investors are encouraged to visit our web site:
http://www.fairbornetrust.com
Historical public documents, corporate information, latest presentation material and press releases are all available.
Filings also available at: www.sedar.com

ANNUAL MEETING ANNOUNCEMENT

The Annual General Meeting of the Unitholders of Fairborne Energy Trust will be held at 3:00 pm, on Friday May 25, 2007 in the McMurray Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W. Calgary, Alberta.

OFFICERS

STEVEN R. VANSICKLE
President
and Chief Executive Officer

DAVID L. SUMMERS
Chief Operating Officer

AARON G. GRANDBERG
Chief Financial Officer

SHAUN E. ALSPACH
Vice President
Business Development

JACKIE M. CUGNET
Vice President
Finance

DAVID S. CYMBALISTY
Vice President
Engineering

F. TOM PARK
Vice President
Marketing

GARY M. POIRIER
Vice President
Production

DAVID E.T. PYKE
Vice President
Land and Contracts

JAMES E. YOUNG
Vice President
Exploration

END